Form 20-F
period 2014-03-31
San Antonio Ventures Inc
filed 2014-07-31
CIK 1591476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2014

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

San Antonio Ventures Inc.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

3750 W. 49th Ave Vancouver, B.C. V6N 3T8

 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.                                           9,482,500 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☐     No  ☒

If this report is an annual or a transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.      Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).     Yes ☐    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐

Accelerated filer  ☐

Non-accelerated filer  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other  ☐

by the International Accounting Standards Board  ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐     No  ☒  N/A ☐

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), San Antonio is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 63

- 2 -

San Antonio Ventures Inc.

Form 20-F Annual Report

INTRODUCTION

San Antonio Ventures Inc. (“San Antonio” or the “Company”) was incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010.

BUSINESS OF SAN ANTONIO VENTURES INC.

San Antonio is a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on San Antonio’s properties.  All of the Company’s properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, San Antonio is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Table No. 1

Company Officers and Directors

Name	Position	Business Address
Christopher Dyakowski	President, CEO and Director	3750 W. 49th Ave Vancouver, B.C. V6N 3T8

Kenneth Phillippe	Chief Financial Officer and Director	4564 Woodgreen Drive West Vancouver, BC V7S 2V2

Sandra Morton	Corporate Secretary	3750 W. 49th Ave Vancouver, B.C. V6N 3T8

Thomas Dyakowski	Director	3750 W. 49th Ave Vancouver, B.C. V6N 3T8

Stephen Kenwood	Director	3750 W. 49th Ave Vancouver, B.C. V6N 3T8

The Company’s auditor is MNP LLP, Chartered Accountants, 2300, 1055 Dunsmuir Street, Vancouver, British Columbia, Canada, V7X 1J1. MNP LLP has been auditor of the Company since inception.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “San Antonio”, “the Company”, “Issuer” and “Registrant” refer collectively to San Antonio Ventures Inc., its predecessors and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended March 31, 2014 and 2013 were derived from the financial statements of the Company which have been audited by MNP LLP, Chartered Accountants, as indicated in its audit reports which are included elsewhere in this Audit Report.

The financial data for the fiscal year ended March 31, 2012 and the period from incorporation on June 9, 2010 to March 31, 2011 have also been derived from the financial statements of the Company as audited by MNP LLP, although the financial statements and audit report are not included in this Annual Report.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS effective April 1, 2011, with a transition date of June 9, 2010.

Table No. 2

Selected Financial Data

IFRS

(CDN$ in 000, except per share data)

	Year Ended 3/31/14	Year Ended 3/31/13	Year Ended 3/31/12	Period from Inception on 6/9/10 to 3/31/11

Revenue	$0	$0	$0	$0
Interest and Other Income	$0	$0	$0	$0
Net Loss	($149)	($166)	($115)	($251)
Total Comprehensive Loss	($149)	($166)	($115)	($251)
Basic and Diluted Loss Per Share	($0.02)	($0.02)	($0.02)	($0.09)
Dividends Per Share	$0	$0	$0	$0
Wtg. Avg. Shares (000)	9,483	9,483	7,018	2,789
Working Capital	$124	$219	$389	$168
Mineral Properties	$424	$477	$473	$141
Long-Term Debt	$0	$0	$0	$0
Shareholder’s Equity	$548	$696	$863	$281
Total Assets	$553	$712	$893	$320

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Table No. 3 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 3 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 3

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/13	$ 1.04	$ 1.07	$ 0.98	$ 0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00
Year Ended 12/31/09	1.14	1.30	1.03	1.05

Three Months Ended 6/30/14	$ 1.08	$ 1.10	$ 1.07	$ 1.07
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02
Three Months Ended 3/31/12	1.00	1.03	0.98	1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96
Three Months Ended 3/31/11	0.98	1.00	0.97	0.97
Three Months Ended 12/31/10	1.02	1.03	1.00	1.00
Three Months Ended 9/30/10	1.04	1.06	1.02	1.03

June 2014		$ 1.09	$ 1.07	$ 1.07
May 2014		1.10	1.08	1.08
April 2014		1.10	1.09	1.10
March 2014		1.13	1.10	1.11
February 2014		1.11	1.10	1.11
January 2014		1.12	1.06	1.11

The exchange rate was $1.07 on June 30, 2014.

Statement of Capitalization and Indebtedness

Not Applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its non producing mineral properties. In particular, the following risk factors apply:

Risks Associated with Mineral Exploration

The Company is engaged in the mineral exploration business, which is highly speculative and has certain inherent risks which could have a negative effect on the Company

Mineral exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

All of the Company's mineral properties are at the exploration stage and all of the Company's exploration expenditures may be lost

The Company is at the exploration stage on all of its properties and substantial additional work and expenditures will be required in order to determine if any economic deposits occur on the Company’s properties. Mineral Exploration is highly risky, and most exploration properties do not contain any economic deposits of minerals. If a property is determined to not contain any economic reserves of minerals, the entire amount spent on exploration will be lost.

The mineral industry is highly competitive

The Company will be required to compete in the future directly with other corporations that may have greater resources.  Such corporations could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Commodity prices may not support corporate profit

The resource industry in general is intensely competitive and there is no assurance that, even if commercial quantities of minerals are discovered and developed, a profitable market will exist for the sale of same.  Factors beyond the control of the Company may affect the marketability of any minerals discovered.  The price of natural resources are volatile over short periods of time, and is affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production. If the Company is unable to economically produce minerals from its projects, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

The Company's mineral exploration activities are subject to substantial government regulatory requirements

Exploration operations are affected by various government regulations relating to resource operations, including the acquisition of land, pollution control and environmental protection, waste disposal and toxic substances, and safety.  Changes in these regulations or in their application are beyond the control of the Company and may adversely affect its operations, business and results of operations.  The requirements to comply with these regulations may result in increased costs, as well as delays in obtaining the permits required to conduct operations. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail operations or to install additional equipment.  The Company may be required to compensate those suffering loss or damage by reason of its operating or exploration activities.

On the Federal and Provincial level, the Company must comply with exploration permitting requirements which require sound operating and reclamation plans to be approved by the applicable government body prior to the start of exploration. Depending upon the type and extent of the exploration activities, the Company may be required to post reclamation bonds and/or assurances that the affected areas will be reclaimed. If the reclamation requires funds in addition to those already allocated, the Company could be forced to pay for the extra work and it could have a significant negative effect upon the Company’s financial position and operations.

The Company’s title to its properties may be disputed by third parties which may result in the loss of title to its properties:

The Company has only done a preliminary title survey of its exploration properties in accordance with industry standards. These procedures do not guarantee the Company’s title and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. Unregistered agreements or transfers, or native land claims, may affect title.  If title is disputed, the Company will have to defend its ownership through the courts, which would likely be an expensive and protracted process and have a negative effect on the Company’s operations and financial condition. In the event of an adverse judgment, the Company would lose its property rights.

Risks Relating to the Financing of the Company

The Company has a material uncertainty about their ability to continue as a “Going Concern”:

The Company’s auditor has drawn attention to matters and conditions which indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a “going concern” contained in the Company’s Financial Statements for the fiscal year ended March 31, 2014. The ability of the Company to continue and carry out its business objectives are dependent upon the Company’s ability to receive additional financial support. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company will require additional financing which could result in substantial dilution to existing shareholders

The Company, while engaged in the business of mineral exploration, is dependent on additional financing for exploration programs and general and administrative expenses.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and no operational cash flow to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future

The Company’s mineral property has not advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.

In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including President and Chief Executive Officer Christopher Dyakowski and Chief Financial Officer Kenneth Phillippe.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain officers and directors may have conflicts of interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of acquiring and exploring mineral properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors

The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the United States tax code. If the Company is declared a PFIC, then owners of the Company’s Common Stock who are U.S. taxpayers generally will be required to treat any so-called "excess distribution" received on its common shares, or any gain  realized  upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund ("QEF") election or a mark-to-market election with respect to the Company’s shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. All of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Broker-Dealers may be discouraged from effecting transactions in our common shares because they are considered "Penny Stocks" and are subject to the Penny Stock Rules

Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA broker-dealers who make a market in "a penny stock".  A penny stock generally includes any equity security that has a market price of less than $5.00 per share that is not registered on certain national securities exchanges or quoted on the NASDAQ system. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.

Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000 in each of the last two years, or US$300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks.

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result is shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

San Antonio’s executive office is located at:

3750 W. 49th Avenue

Vancouver, British Columbia, Canada V6N 3T8

Telephone: (604) 250-2840

E-Mail: dyakowski@telus.net

The Contact person in Vancouver is Christopher Dyakowski, President and CEO.

Christopher Dyakowski, President and CEO, provides office space to the Company under a formal management agreement.

The Company’s fiscal year ends March 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "SAN".

The authorized share capital of the Company consists of 100,000,000 common shares. As of March 31, 2014, the end of the most recent fiscal year, there were 9,482,500 common shares issued and outstanding.

Corporate Background

The Company was incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010.

The Company presently has no subsidiaries.

Currently, the Company conducts mineral exploration in British Columbia, Canada.

History and Development of the Business

The Company was incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010. Prior to the initial public offering, the Company sold 1,975,000 common shares for cash proceeds of $177,500 and 3,350,000 flow-through common shares for proceeds of $154,750.

The Company completed its initial public offering of shares in November, 2011. A total of 3,957,500 common shares were sold at an offering price of $0.20 per share. Cash proceeds, net of share issuance costs, from the initial public offering was $591,318. The Company’s shares began trading on the TSX Venture Exchange under the symbol “SAN” on November 3, 2011.

Under an option agreement dated September 27, 2010 between the Company, Richard Billingsley and Dwayne Kress, the Company agreed to acquire an undivided interest in 11 mineral claims from Billingsley and Kress known as the “Fame property”.  Consideration for the claims was $40,000 cash and the issuance of 100,000 common shares of the Company. During the fiscal year ended March 31, 2012, the Company fulfilled the terms of the agreement and has received 100% interest in the property.

During fiscal 2011, the Company commissioned an airborne geophysical survey over the Fame property which was used to identify specific targets for the Company’s exploration programs.

During fiscal 2012, the Company completed a comprehensive soil geochemical program on the Fame property. The program was successful in delineating anomalies over known gold occurrences as well as discovering several new significant anomalies over previously unexplored areas. A total of 12 kilometers of strike length of potential mineral bearing structures have been identified.

During fiscal 2013, the Company actively sought a joint-venture partner to fund the next phase of exploration on the Fame property.

Proposed Transaction

On July 4, 2014, the Company entered into a non-binding letter of intent (“LOI”) with R2 Energy Ltd. (“R2”). Under the LOI, the Company proposes to acquire all the issued and outstanding shares of R2, a closely-held Alberta Corporation, on a one-for-one post-consolidation basis. As part of the Proposed Transaction, the Company will consolidate its issued and outstanding common shares on a one-for-two basis and intends to change its name to R2 Energy Ltd. R2 is in the business of identifying, acquiring and developing a diversified shale gas and shale oil land portfolio in Europe, Mexico and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain. Currently, R2 has made applications to acquire various land positions in certain basins in Spain which are at various stages of processing. R2 conducts its business through its 40% owned Spanish subsidiary, Montero Energy Corporation, S.L. Currently, R2 has no material business interests, operations or holdings other than its interests in and applications to acquire the various land positions in Spain.

The LOI will be superseded by a definitive business combination agreement and other formal documentation between the Company and R2. The Proposed Transaction is contingent upon, among other things, the completion by R2 of an equity financing to raise a minimum of $2.0 million in gross proceeds by way of a private placement of units of R2, with each unit expected to consist of one R2 common share and up to one R2 common share purchase warrant, with pricing to be determined by R2 and the financiers. All outstanding R2 securities exercisable or exchangeable for, or convertible into, R2 common shares will be exercisable into common shares of the Resulting Issuer on the same terms and conditions as such original R2 securities. Completion of the Proposed Transaction is subject to a number of conditions, including, but not limited to, completion of satisfactory due diligence, negotiation and execution of definitive documentation, receipt of applicable regulatory, court and shareholder approvals, Exchange acceptance and completion of the concurrent financing. The Proposed Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Proposed Transaction will be completed as proposed or at all.

Business Overview

The Company currently has a 100% interest in the Fame property located in British Columbia, Canada. The property is at the exploration stage. There is no assurance that a commercially viable resource deposit is present the Company’s property, and additional exploration is required before it is determined if the property is economically and legally viable.

Although the Company can conduct some exploration activities on its property year-round, certain limitations on specific types of exploration may occur during the winter and spring due to weather and ground conditions.

To date, the Company has received no revenue. All operating funds have been received from the sale of common shares. The Company is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on the property Please see the individual property description below for the details of the Company’s current exploration project.

Mineral Property

The Company currently has a 100% interest the Fame property, an exploration stage property located in British Columbia, Canada.

Fame Property

The Fame Property is located in British Columbia, Canada and covers approximately 3,200 hectares. The Company currently has a 100% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

Under an option agreement dated September 27, 2010 between the Company, Richard Billingsley and Dwayne Kress, the Company agreed to acquire an undivided interest in 11 contiguous mineral claims from Billingsley and Kress known as the “Fame property”.  Consideration to acquire a 100% interest was $40,000 cash and the issuance of 100,000 common shares of the Company under the following schedule:

Date Due	Cash	No. of Common Shares

Upon Signing	$ 15,000	-
Within 15 days after the listing of the Company’s common shares on the TSX Venture Exchange	$ 25,000	100,000
Total	$ 40,000	100,000

During the fiscal year ended March 31, 2012, the Company fulfilled the terms of the agreement and has received 100% interest in the property.

The claims underlying the property consist of the following:

Claim Name	Tenure No.	Map No.	Area (hectares)	Issue Date	Expiration Date
FAME 1	799487	092O	80.489	June 26, 2010	June 26, 2021
FAME 2	799502	092O	281.677	June 26, 2010	June 26, 2021
FAME 3	799503	092O	181.132	June 26, 2010	June 26, 2021
FAME 4	799522	092O	181.098	June 26, 2010	June 26, 2021
FAME 5	799562	092O	60.357	June 26, 2010	June 26, 2021
FAME 6	799564	092O	80.513	June 26, 2010	June 26, 2021
FAME 7	799602	092O	462.801	June 26, 2010	June 26, 2021
FAME 8	799623	092O	483.135	June 26, 2010	June 26, 2021
FAME 9	799624	092O	503.023	June 26, 2010	June 26, 2021
FAME 10	799642	092O	503.281	June 26, 2010	June 26, 2021
FAME 11	799643	092O	382.544	June 26, 2010	June 26, 2021
TOTAL			3,200.059

The title to the mineral claims have been transferred to the Company’s Chief Executive Officer, who has agreed to hold the claims in-trust and on behalf of the Company.

Mineral tenures in British Columbia are acquired through an internet-based mineral titles system. Under the Mineral Tenure Act of British Columbia (“Mineral Tenure Act”), maintaining a mineral claim at the exploration stage in B.C. requires annual work commitments. The regulations were revised effective July 1, 2012. The current annual requirements per hectare are as follows:

Years 1 - 2:

$5.00 per hectare;

Years 3 - 4:

$10.00 per hectare;

Years 5 - 6:

$15.00 per hectare;

Subsequent years:

$20.00 per hectare.

Expenditures above the annual commitment are credited towards future years. In lieu of exploration expenditures, a claim holder may make cash payments of two times the required exploration expenditures. A permit holder is required to file an Annual Summary of Exploration Activities (“ASEA”) with the Ministry of Mines which details the work performed during the year. Currently, the Company’s exploration expenditures made on the Fame property have the Company’s claims in good standing with no additional work commitments or payments until June 2021.

Mineral exploration activities in British Columbia are governed by the Mines Act and administered by the Ministry of Mines and Energy. No exploration permits are required for activities which do not result in mechanical disturbance of the surface. Such activities include prospecting using hand tools, geological and geophysical surveys, hand trenching, and establishment of grid lines. Exploration that requires the use of mechanical equipment, such as construction of road access and drilling, requires an Exploration Activities and Reclamation Permit. Once an application for a permit is submitted online, the permit is typically issued within 60 - 90 days.  A permit applicant may be required to post a bond with the Ministry to cover the cost of any anticipated reclamation activities on the disturbed land.

Location and Access

The property is located in central British Columbia approximately 55 kilometers south-southwest of the community of Riske Creek and approximately 80 kilometers southwest of the community of Williams Lake. Access to the property is from Highway 20 at Riske Creek through a network of logging roads, or by a secondary road from Highway 97 through Clinton and Gang Ranch.

Topography of the property is gentle rolling hills, cut by some steep gullies. Property elevation ranges from about 4850 in the southwest portion to about 5750 along the western edge of the property. A large portion of timber on the property has been clear cut in the last 10 years.  The climate is warm in the summer and although winters are cold, snowfall is typically light to moderate. The property is free of snow from May to October.

Services and labor are available in Clinton and Williams Lake. Power and water are not available on the property, but the property does lie in a historic mining district with other historic and currently permitted projects.

Regional Geology

The property is located in the southern part of the Stikinia terrane within the intermontane super terrane. The region is underlain by Mesozoic volcanic and granitic intrusive rocks, which are overlain by Tertiary volcanic and sedimentary units of Tertiary volcanic and sedimentary rocks. The older rocks are Middle and Lower Jurassic, green porphyritic andesite breccias, tuff, flows and minor argillaceous tuff.

Property Geology

The property is underlain by Jurassic volcanic and bodies of granodiorite and foliated granodiorite, overlain by Tertiary basalt and andesite tuff cut by dykes of related andesites. Mineralized structures of the various zones on the property have a general north to northeast trend and are steeply dipping in both northwest and southeast directions. The main northeasterly lineament hosting the Twilight, Discovery, Double Diamond and Kelsh zones is identified by a strong magnetic and conductive lineament in the northern portion of the property. These are mimicked by two parallel lineaments in the southern and central portions of the property. A fourth northeast lineament is detected in the northwest corner of the property, which may project into the Gas showing area. Several westerly and northwesterly trending lineaments were also interpreted from magnetic data. Overburden cover is extensive.

The geologic setting is suitable to potentially host a number of deposit types. The principal targets are structurally-controlled, low-sulphidation gold and silver deposits which are present at other properties in the vicinity. Other types of deposits that are possible on the property are porphyry and skarn copper/gold, vein gold, replacement and structurally controlled base and precious metal deposits.

Alteration and mineralization noted on the property are mainly related to the main structures and intrusive bodies. Five previously identified mineral prospects are located on the property. These are Twilight, Discovery, Double Diamond, Kelsh, and Gas.

The Discovery Showing, including Discovery North, consists of narrow drusy quartz veins and veinlets within a 35 meter wide, north trending zone. The zone has been well exposed by a series of hand trenches and by limited backhoe trenching over a strike length of about 40 meters, and has been tested by 9 drill holes drilled by prior operators. Float boulders of epithermal vein quartz occur in till on the north side of the Kelsh lineament, several hundred meters west of the Discovery showing.  Ice flow direction suggests that the boulders are unrelated to any of the known showings.

The Twilight Zone is an area of drusy quartz vein breccia and stock-working is poorly exposed in a flat logged area about 700 meters west of the Discovery Zone. Four separate mineralized structures occur within a 60 meter wide zone, with individual veins measuring up to 1.3 meters in width. Two diamond drill holes and were completed by a prior operator to test the Twilight zone, intersecting 3 separate veins and returning anomalous, but sub-economic values. An additional two Reverse Circulation drill holes were completed later to compare analytical results with the prior diamond drill holes. The zone is open on strike in both directions, as well as down dip. It could be easily tested on surface by backhoe trenching.

The Kelsh Showing is a strong epithermal quartz breccia vein located on the south side of the Kelsh lineament, some 800 meters northeast of the Discovery Zone. The Kelsh vein is up to 3 meters in width, and has been exposed by a series of hand trenches over a strike length of 15 meters. The vein is open on strike and has not been drill tested. An attempt at drilling the vein by a prior operator was unsuccessful due to loss of the hole prior to reaching the target.

The Double Diamond vein is situated about 130 meters to the southwest of the Kelsh vein, on the north side of the Kelsh lineament. Both the Double Diamond and Kelsh showings occur on the steep walled sides of the lineament. The Double Diamond vein strikes parallel to the Kelsh vein. It has been exposed in several hand trenches over a strike length of about 10 meters and averages 2 meters in width. A second parallel quartz breccia vein occurs about 10 meters into the hanging wall of the main Double Diamond vein and is only poorly exposed by hand trenching. Gold values from the trenches are low. One drill hole by Goldsmith Minerals in 1990 was unsuccessful in testing the Double Diamond zone at depth. The hole was poorly positioned relative to the surface trace of the vein.

The Gas Showing is located to the north of the property. It is intense argillic altered, limonite stained granodiorite exposed as boulders and cobbles sporadically over an area of at least two square kilometers. The alteration zone is situated about 2 kilometres north of the nearest known epithermal vein (the Kelsh vein), and is located just north of the prominent Gas 1 lineament. The Gas 1 lineament parallels the Kelsh lineament approximately 1 kilometer to the north. It is traceable for over 6 kilometers. Although this showing centers to the north of the Fame project, mineralized rock has not yet been discovered in bedrock, therefore the source may in fact be hosted on the Fame Property. Glacial transport of overburden in the local area is from the south. Anomalous gold in float samples occurs within the Gas zone. Higher gold values are related to zones of quartz veinlets and silicification. Elevated copper also occurs in several samples and is associated with anomalous gold and arsenic.

Exploration History

Prospecting of the Taseko Lakes area beginning in the 1920s resulted in the discovery of porphyry style mineralization in the general area. In 1986, a gold-bearing alteration zone was discovered by B.K. Bowen in a logging road cut on the Fame property.  Follow-up work by Bowen and Gordon in 1987 led to additional discoveries and the staking of the Fame and Fortune claims.

In 1988, Canamax Resources Inc. optioned the property and staked a large area of the surrounding ground. A program of grid soil sampling for geochemical analyses, geological mapping, hand and backhoe trenching was performed. A total of 2873 soil samples were collected on 3 grids and 15 backhoe trenches were excavated, followed by 702 meters of NQ diamond drilling in 9 holes in the original discovery area. 8 of the holes were drilled in the Discovery Zone and 1 at the Kelsch showing. The drilling results were disappointing, with the best documented intersection being a 1.5 meter interval grading 1.16 g/t gold on a granodiorite margin in hole GAS88-1. Canamax returned the property to the vendors in March 1989.

Bowen and Gordon carried out additional prospecting and a small amount of soil geochemical sampling in several widespread areas of the property in 1989. A total of 30 square kilometers were prospected, 128 rock chip and 127 soil samples collected, and an air photo lineament study completed. In early 1990, Goldsmith Minerals Inc. optioned the claims, and conducted various ground magnetic and VLF resistivity surveys. RC drilling was conducted as well as the completion of six NQ diamond drill holes totaling 817.9 meters to test four resistivity anomalies. The holes were drilled in the Discovery, Twilight and Double Diamond zones. No significant drill intersections were obtained and the property was allowed to lapse in 1998.

Between 1998 and 2001, Linda Caron located claims and completed limited geochemistry over the property through 2005. In 2010, Richard Billingsley staked the current property and optioned it to the Company.

Current and Anticipated Exploration

After optioning the property in 2010, the Company contracted Aeroquest Airborne of Mississauga, Ontario to conduct a helicopter-borne magnetic and TEM survey over the property. In November 2010, 405 kilometers of lines were flown, covering an area of approximately 3200 hectares. Cross lines were oriented east-west and spaced at 100 meters. Infill lines were flown over the showing areas with a 50 meter line spacing. The results of the survey were used to identify specific targets for the Company’s exploration programs.

During fiscal 2012, the Company’s completed a comprehensive soil geochemical program on the Fame property. A total of 4417 soil samples were collected on a grid at a spacing of 100 meters by 50 meters, covering an area of approximately 2180 hectares and including all known showings. The program was managed on site by the Company’s President and CEO, Christopher Dyakowski. The program was successful in delineating anomalies over known gold occurrences as well as discovering several new significant anomalies over previously unexplored areas. A total of 12 kilometers of strike length of potential mineral bearing structures have been identified. Several new targets were identified for specific interest for additional exploration. In addition, an electromagnetic Beep Map survey was performed in the Discovery Zone area over the north part of the Discovery Zone and the Double Diamond showing. A total of 26 rock samples and 12 soil samples were collected and sent to Acme Labs in Vancouver, B.C. for analysis.

QA/QC Processes

The electromagnetic survey and sampling program was performed by a third party contractor. All sample locations were mapped and location observations were recorded. Samples were collected and bagged before being sent to Acme Labs in Vancouver, B.C. for Inductively Coupled Plasma Mass Spectrometry (ICP-MS) analysis. Acme inserted standards and blanks in the sample sequence, and prepared pulp duplicates in the lab.

Exploration Recommendations

Based on the results of the 2011 and 2012 exploration programs, a program of additional exploration has been recommended. This work is expected to include geophysical surveys to penetrate the pervasive thick glacial cover and post mineral Miocene basalt which has made exploration on the property difficult. This work may include a 3D IP survey that could identify zones of silicification as well as pyrite in clay alteration zones related to epithermal gold mineralization. A detailed ground magnetic survey might also help to delineate fault structures favorable to epithermal gold mineralization. The proposed budget for the next phase of recommended exploration is $1,200,000.

Currently, the Company requires additional funding to continue exploration on the Fame property. Management is actively seeking a joint-venture partner to fund the next phase of exploration on the property. In July 2014, the Company began work on an updated Technical Report on the property.

As of the close of fiscal 2013 ended March 31, 2013, the Company has capitalized a total of $60,000 in acquisition costs and $363,564 of exploration expenditures (net of Mining Exploration Tax Credit of $54,421) on the Fame Property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS). The Company adopted IFRS effective April 1, 2011, with a transition date of June 9, 2010. Prior to the adoption of IFRS, the Company‘s financial statements were prepared in accordance with Canadian GAAP.

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.11 on March 31, 2014.

The Company has since inception primarily financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company’s mineral property is at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended March 31, 2014 vs. Year Ended March 31, 2013

The net and comprehensive loss for the fiscal year ended March 31, 2014 was ($148,679), or ($0.02) per share, compared to a net and comprehensive loss of ($166,154), or ($0.02) per share, for the fiscal year ended March 31, 2013. In the current year, expenses totaled $148,689, a decrease of $17,475 from the expenses of $166,154 recorded in fiscal year ended March 31, 2013. Consulting fees paid to the Company’s President under the formal management agreement declined to $54,000 from $60,000, as the new management contract effective January 2014 reduced his monthly management fee from $5,000 to $3,000. Filing and transfer agent fees increased to $15,868 from $14,581. Office and miscellaneous fell to $2,033 from $2,585. Telephone fell to $3,868 from $6,551 and Travel and promotion declined to $2,628 from $5,107. Professional fees declined to $69,748 from $76,853. This amount included legal fees of $21,328, audit and related fees of $18,770, accounting fees paid to the Chief Financial Officer of $18,000, and $11,650 incurred for the purposes of completion and filing of the Form 20-F Registration Statement with the Securities and Exchange Commission.

Year Ended March 31, 2013 vs. Year Ended March 31, 2012

The net and comprehensive loss for the fiscal year ended March 31, 2013 was ($166,154), or ($0.02) per share, compared to a net and comprehensive loss of ($115,195), or ($0.02) per share, for the fiscal year ended March 31, 2012. In the current year, expenses totaled $166,154, an increase of $16,356 from the expenses of $149,798 recorded in fiscal year ended March 31, 2012.

The largest change in expenses occurred in professional fees, which rose to $76,853 from $10,468 due to an increase in legal fees to $44,603 from $4,968 in the prior year. Audit fees also increased to $14,790 from $1,500 and payments to the Company’s Chief Financial Officers of $18,000 from $4,000. Consulting fees increased to $60,000 from $51,000. The entire amount in fiscal 2013 was paid to the Company’s President under the formal management agreement. In fiscal 2012, $37,500 was paid to the President and $13,500 to the former Chief Financial Officer. Filing and transfer agent fees increased to $14,581 from $10,255. Share-based payments were $nil in fiscal 2013 compared to $65,189 in fiscal 2012. No stock options were issued in fiscal 2013 compared to 532,500 stock options issued in fiscal 2012 ended March 31, 2012.

During the year ended March 31, 2012, the Company had deferred tax recovery of $34,603, which reduced the Company’s net and comprehensive loss in 2012 compared to the larger loss in fiscal 2013.

Year Ended March 31, 2012 vs. Period from incorporation on June 9, 2010 to March 31, 2011

The net and comprehensive loss for the fiscal year ended March 31, 2012 was ($115,195), or ($0.02) per share, compared to a net and comprehensive loss of ($251,190), or ($0.09) per share, for the period from incorporation to March 31, 2011. In the current year, expenses totaled $149,798, a decrease of $66,789 from the expenses of $216,587 recorded in fiscal period ended March 31, 2011.

Large changes in expenses occurred in consulting fees, which rose to $51,000 from $2,960. The $51,000 consists of $37,500 paid to the Company’s President and $13,500 to the Chief Financial Officer pursuant to management agreements. Filing and transfer agent fees rose to $10,255 from $Nil, as the Company incurred fees related to the initial public offering of its common shares. Professional fees rose to $10,468 from $1,100 due to legal, audit and accounting fees incurred for the initial public offering. Share based payments declined to $65,189 from $200,250 in the prior period. The Company accrues share-based payment expense upon the vesting associated with each stock option grant. The expense for the period ended March 31, 2011 was related to shares issued at a discount and revalued to fair value. Travel and promotion rose to $4,884 from $777 due to additional business meetings in fiscal 2012. Deferred tax of $34,603 recorded in the period ended March 31, 2011 was recorded as income tax recovery in the year ended March 31, 2012. The amounts were due to the tax impact of the Company’s flow-through common shares issued in 2011 which were later renounced in 2012.

Liquidity and Capital Resources

The Company’s working capital position at March 31, 2014 was $123,855, including cash of $123,744. The current working capital is sufficient to meet its contractual obligations and anticipated general and administrative expenses for the remainder of Fiscal 2014. However, the Company will require additional funds to complete the recommended next phase of mineral exploration on its Fame Property, and will likely require additional funds to meet its anticipated obligations in future periods.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed since inception.

Table No. 4

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds or Deemed Value

Period from inception	Private placement flow-through shares	1,225,000	$ 0.01	$ 12,250
on June 9, 2010 to	Private placement flow-through shares	1,400,000	0.05	70,000
March 31, 2011	Private placement flow-through shares	725,000	0.10	72,500
	Private placement common shares	400,000	0.05	20,000
	Private placement common shares	1,575,000	0.10	157,500

Fiscal Year 2012	Initial Public Offering	3,957,500	$ 0.20	$ 791,500
	Corporate finance fee	100,000	0.20	20,000
	Mineral property acquisition	100,000	0.20	20,000

Fiscal Year 2013	No issuances

Fiscal Year 2014	No issuances

Year Ended March 31, 2014

At the end of the fiscal year, the Company's working capital was $123,855 compared to working capital of $218,865 as of March 31, 2013.

Operating Activities used cash of ($95,693), which included the net loss for the year of ($148,679). Adjustments for items not involving cash included amortization of $158. Changes in non-cash working capital included a decrease in HST receivable of $8,825, an increase in Mining exploration tax credit of $54,421, and a decrease in accounts payable of ($10,418).

Investing Activities used cash of $910, with the entire amount related to Exploration and evaluation assets expenditures. There were no Financing Activities during the year. No common shares were issued during the year.

Cash and cash equivalents totaled $123,744 as of March 31, 2014, compared to cash and cash equivalents of $220,347 as of March 31, 2013, a decrease of $96,604.

Fiscal Year Ended March 31, 2013

At the end of the fiscal year, the Company's working capital was $218,865 compared to working capital of $389,147 as of March 31, 2012.

During the year, Operating Activities used cash of ($150,953), including the loss for the year of ($166,154). Items not affecting cash consisted of amortization of $227. Changes in non-cash working capital items included a decrease in HST (sales tax) receivable of $30,715, an increase in prepaid expenses of ($900), and a decrease in accounts payable and accrued liabilities of ($14,841). Investing Activities used cash of ($4,355), including equipment purchases ($755) and exploration and evaluation assets expenditures of ($3,600).

There were no financing activities during the year, as no common shares were issued.

Cash and cash equivalents totaled $220,347 at March 31, 2013 compared to cash and cash equivalents of $375,655 as of March 31, 2012, a decrease of $155,308.

Year Ended March 31, 2012

At the end of the fiscal year, the Company's working capital was $389,147 compared to working capital of $167,722 as of March 31, 2011.

During the year, Operating Activities used cash of ($128,601), including the loss for the year of ($115,195). Items not affecting cash was share-based payments related to the vesting of previously granted stock options of $65,189 and deferred tax recovery related to the Company’s flow-through common shares of ($34,603). Changes in non-cash working capital items included an increase in HST (sales tax) receivable of ($40,958), an increase in prepaid expenses of ($1,800), and a decrease in accounts payable and accrued liabilities of ($1,234). Investing Activities used cash of ($285,084), with the entire amount from exploration and evaluation assets expenditures incurred on the Fame property.

Financing Activities provided cash of $618,818. Common shares issued for cash, net of share issue costs, were $611,318 and deferred share issue costs were $7,500.

Cash and cash equivalents totaled $375,655 at March 31, 2012 compared to cash and cash equivalents of $170,522 as of March 31, 2011, an increase of $205,133.

Significant Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates its estimates and assumptions. The estimates are based on historical experience, past results, and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form that basis for making judgments about the carrying values of assets, including mineral properties, and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates due to events or circumstances which may be beyond the control of the Company.

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The Company adopted IFRS effective April 1, 2011 with a transition date of June 9, 2010.

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below.  In addition, these financial statements have been prepared using the accrual basis of accounting.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less. There were no cash equivalents as at March 31, 2014 and 2013.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer Equipment	- 30%

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources.  The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognizes as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.  The Company does not have any asset retirement obligation as at March 31, 2014 and 2013.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares.  The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred tax assets that were not previously recognized are recognized as a recovery of deferred taxes in the statements of operations and comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. The expected volatility is based on the weighted average historical volatility of similar mineral exploration companies as the Company does not have sufficient historical volatility. Change in the subjective input assumptions can materially affect the fair value estimate. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method.  The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes accounts payables and accrued liabilities, which is recognized at amortized cost.

Income taxes

Any income tax on profit or loss for the period presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is recognized in equity or other comprehensive income.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to set off the amounts, and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously. Deferred tax is provided for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Temporary differences are not provided for the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, on a non-discounted basis using tax rates at the end of the reporting period applicable to the period of expected realization.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a deferred tax asset will be recovered, the deferred tax asset is not recorded.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenue and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities , in the event that actual results differ from assumptions made, relate to , but are not limited to, the following:

•

the recoverability of HST receivable and prepaid expenses which are included in the statements of financial position;

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements and whether deferred tax assets are recognized on the statements of financial position. Deferred tax assets, including those arising from un-utilized tax losses require management to assess the likelihood that the Company will generate taxable earnings in future periods, in order to utilize recognized deferred tax assets;

•

the inputs used in determining the various commitments accrued in the statements of financial position; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Critical judgment exercised in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements, includes management’s determination that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable.  Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Accounting standards not yet adopted

Standards issued but not yet effective up to the date of issuance of the Company’s financial statements are listed below. This listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective. The Company does not expect the impact of such changes on the financial statements to be material.

•

IFRS 9  ‘Financial Instruments: Classification and Measurement’ –  effective for annual periods beginning on or after January 1, 2015, with early adoption permitted, introduces new requirements for the classification and measurement of financial instruments.

•

IFRS 10 ‘Consolidated Financial Statements’ –  effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, establishes principles for the presentation and preparation of consolidated financial statements when an entity controls one or more other entities.

- 29 -

•

IFRS 11 ‘Joint Arrangements’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides for a more  realistic reflection of  joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form.

•

IFRS 12 ‘Disclosure of Interests in Other Entities’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, requires the disclosure of information that enables users of financial statements to evaluate the nature of, and risks associated with its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.

•

IFRS 13 ‘Fair Value Measurement’ – effective for annual periods beginning on or after January 1, 2013, with early adoption permitted, provides the guidance on the measurement of fair value and related disclosures through a fair value hierarchy.

•

IAS 27 ‘Separate Financial Statements’– as a result of the issue of the new consolidation suite of standards, IAS 27 Separate Financial Statements has been reissued, as the consolidation guidance will now be included in IFRS 10. IAS 27 will now only prescribe the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements.

•

IAS 28 ‘Investments in Associates and Joint Ventures’ – as a consequence of the issue of IFRS 10, IFRS 11and IFRS 12, IAS 28 has been amended and will provide the accounting guidance for investments in associates and to set out the requirements for the application of the equity method when accounting for investments in associates  and joint ventures. The amended IAS 28 will be applied by all entities that are investors with joint control of, or significant influence over, an investee.

•

 IAS 1 ‘Presentation of Financial Statements’ – the IASB amended IAS 1 with a new requirement  for entities to group items presented in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss.

•

IAS 19 ‘Employee Benefits’ – a number of amendments have been made to IAS 19, which included eliminating the use of the “corridor” approach and requiring remeasurements to be presented in OCI.  The standard also includes amendments related to termination benefits as well as enhanced disclosures.

Variation in Operating Results

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of mineral deposits, the likelihood of increasing or decreasing those deposits, land costs, estimates of future mineral prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.11 on March 31, 2014.

Research and Development

The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

Trend Information

The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company’s operations or financial condition.

Off-Balance Sheet Arrangements

The Company has no Off-Balance Sheet Arrangements.

Tabular Disclosure of Contractual Obligations

Table No. 5

Contractual Obligations

As of March 31, 2014

Payments due by period

	Total	less than 1 year	1 – 3 years	3 – 5 Years	more than 5 years

Management Agreements (1)	$66,000	$36,000	$30,000	None	None
Long-Term Debt Obligations	None	None	None	None	None
Capital Lease Obligations	None	None	None	None	None
Operating Lease Obligations	None	None	None	None	None
Purchase Obligations	None	None	None	None	None
Other Long-Term Liabilities	None	None	None	None	None

(1) Pursuant to the Management Agreement with Max Investments, owned by Company President and CEO Christopher Dyakowski, for management services for $3,000 per month through January 1, 2016.

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 6 lists as of June 30, 2014 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens and residents of Canada. Each director was re-elected at the Annual General Meeting held on September 25, 2013.

Table No. 6

Directors

Name	Age	Date First Elected/Appointed
Christopher Dyakowski (1)	62	June 10, 2010
Stephen Kenwood (1)	54	June 10, 2010
Kenneth Phillippe	62	August 16, 2013
Thomas Dyakowski (1)	24	November 6, 2013

(1) Member of Audit Committee.

Members of the Audit Committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated January 29, 2013.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 7 lists, as of June 30, 2014, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens of Canada.

Table No. 7

Executive Officers

Name	Position	Age	Date of Appointment
Christopher Dyakowski	President and CEO	62	June 10, 2010
Kenneth Phillippe	Chief Financial Officer	62	January 16, 2012
Sandra Morton	Corporate Secretary	56	June 10, 2010

Christopher I. Dyakowski has been President, CEO and a Director of the Company since incorporation.  Mr. Dyakowski is a professional Geoscientist and holds a Bachelor of Science Degree (Geology) from the University of British Columbia which he obtained in 1975. He has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992. He is President of Max Investments, a private investment company. He is a past officer and director of several public reporting issuers in both Canada and the United States, and currently serves as a director of Noram Ventures, a mineral exploration company traded on the TSX Venture Exchange. He spends approximately 80% of his time on the Company’s business.

Kenneth Phillippe, CA, was appointed as Chief Financial Officer in January 2012 and as a Director in August 2013. Mr. Phillippe is a Chartered accountant and has over 25 years of public company experience. He obtained a Bachelor of Commerce degree from the University of British Columbia in 1976. He articled with Thorne Riddell (now KPMG) and obtained his professional accounting designation in 1981. Mr. Phillippe established his own accounting practice in 1982. Mr. Phillippe has served as an officer and director of public reporting issuers in both Canada and the United States, He currently serves as Chief Financial Officer of Advanced Proteome Therapeutics Corporation, a biotechnology company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of Discovery Ventures Inc., a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and a Director of CBD MED Research Corp., a medical research company traded on the TSX Venture Exchange; Chief Financial Officer, Corporate Secretary and Director of Noram Ventures Inc., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer and a Director of Whitewater Capital Corp., a Capital Pool Corporation traded on the TSX Venture Exchange. He spends approximately 10% of his time on the Company’s business.

Sandra Morton has served as Corporate Secretary of the Company since incorporation.  She completed a Secretarial program at Pitman Business College in 1974 and has almost 40 years of experience as an executive legal assistant. She has previously served as Corporate Secretary and Chief Financial Officer of several public reporting issuers in Canada and the United States. She spends approximately 5% of her time on the Company’s business.

Stephen Kenwood has served as a Director since incorporation. Mr. Kenwood received a Bachelor of Science (Geology) degree from the University of British Columbia in 1987.and has been a self-employed Consulting Geologist since 1991. He is a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1993 and has over 20 years of domestic and international geological experience. He has served as an officer and Director of reporting issuers in Canada, an currently serves as a Director of Central Resources Corp., a mineral exploration company traded on the TSX Venture Exchange; a Director of Ely Gold & Minerals Inc., a mineral exploration company traded on the TSX Venture Exchange; a Director of Jericho Oil Corporation, an oil and gas exploration company traded on the TSX Venture Exchange; and Chief Operating Officer and Director of Sonoro Metals Corp., a mineral exploration company traded on the TSX Venture Exchange. He spends approximately 10% of his time on the Company’s business.

Thomas Dyakowski was named a Director in November 2013. Mr. Dyakowski received a Bachelor of Science (Geology) degree from the University of British Columbia in 2012, and is currently taking post-secondary courses in Computer Aided Design. He has performed geologic fieldwork for various mineral exploration companies in Canada since 2011. He spends approximately 5% of his time on the Company’s business.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he or she was selected as a Director or Executive Officer. Christopher Dyakowski and Thomas Dyakowski are related as father and son.

COMPENSATION

The Company has no arrangements pursuant to which directors are compensated by the Company for their services in their capacity as directors, or for committee participation.  There are no director’s service contracts providing for benefits upon termination of employment.

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was approved by shareholders at the Annual General and Extra-Ordinary General Meeting of shareholders held on January 11, 2012 and continued by a vote of the shareholders at the Annual General Meeting held September 25, 2013.

Table No. 8 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 8

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation

Christopher Dyakowski President, CEO and Director (1)	2014 2013 2012	N/A N/A N/A	Nil Nil Nil	$ 54,000 60,000 77,888

Kenneth Phillippe, Chief Financial Officer (2)	2014 2013 2012	N/A N/A N/A	Nil Nil 100,000	$ 18,000 18,000 4,000

Sandra Morton, Corporate Secretary	2014 2013 2012	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Stephen Kenwood, Director	2014 2013 2012	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Thomas Dyakowski, Director	2014	N/A	Nil	Nil

Leslie Fowler Former Chief Financial Officer (3)	2012	N/A	Nil	$ 13,500

William Schmidt Director (4)	2013 2012	N/A N/A	Nil Nil	Nil $ 25,718

(1)

“Other Compensation” for Christopher Dyakowski includes $54,000 (2013 - $60,000; 2012 - $37,500) for management fees paid to Max Investments, a private company owned by Mr. Dyakowski; $Nil (2013 - $Nil; 2012 - $36,788) to Max Investments for project management and overhead fees for mineral exploration services; $Nil (2013 - $Nil; 2012 - $3,600) for fieldwork and equipment rental..

(2)	"Other Compensation" for Kenneth Phillippe is for accounting services.
(3)	“Other Compensation” for Leslie Fowler is for management and accounting services. Mr. Fowler passed away on January 3, 2012.
(4)	“Other Compensation” for William Schmidt is for payments for legal services paid to a law firm in which Mr. Schmidt was a partner. Mr. Schmidt passed away on August 14, 2013.

No funds were set aside or accrued by the Company during Fiscal 2014 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Board Practices

The Board of Directors’ mandate is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. The Company’s corporate governance practices are the responsibility of the Board.

Management has been delegated the responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying out the Company's business in the ordinary course, evaluating business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board facilitates its independent supervision over management by reviewing and approving long-term strategic, business and capital plans, material contracts and business transactions, all debt and equity financing transactions. Through its Audit Committee, the Board examines the effectiveness of the Company's internal control processes. The Board reviews and sets executive compensation and recommends incentive stock options.

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. After the recent death of director William Schmidt in August 2013, the only independent director on the Board of Directors was Stephen Kenwood. Thomas Dyakowski was named a Director in November 2013, but is not considered to be independent as he is Christopher Dyakowski’s son.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. Annual General and Extra-Ordinary General Meeting of shareholders held on January 11, 2012, shareholders approved the resolution to determine the number of Board members at 6. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual directors' participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Audit Committee

The Company's Audit Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated August 16, 2013 which has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

The Audit Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are independent. All members of the Audit Committee shall be generally knowledgeable in financial and auditing matters, especially possessing the ability to read and understand fundamental financial statements.

The Board shall appoint one member of the Committee as chair. The chair shall be responsible for leadership of the Committee, including reporting to the Board. The chair will also maintain regular liaison with the Company’s CEO, CFO and lead independent audit partner.

Role

The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, internal accounting and financial controls, the annual independent audit, and legal compliance and ethics programs as established by management, as well as any other related duties as directed by the Board.

Responsibilities

The Committee’s primary responsibilities include:

•

Overseeing the financial reporting process and reporting the results or findings of its oversight activities to the Board.

•

Having sole authority to appoint, retain and oversee the work of the independent auditor and establishing the compensation to be paid to the independent auditor. San Antonio’s independent auditor shall report directly to the Committee.

•

Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters for the confidential, anonymous submission by San Antonio’s employees of concerns regarding questionable accounting or auditing matters.

•

Pre-approving all audit services and permissible non-audit services.

•

Overseeing the system to monitor and manage risk, and legal and ethical compliance programs, including the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to each of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

Authority

The Committee is granted the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company. The Committee has the power to engage and determine funding for outside counsel or other experts or advisors as the Committee deems necessary for these purposes and as otherwise necessary or appropriate to carry out its duties. The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services and for any advisors employed by the Committee as well as for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

The current Audit Committee members are Christopher Dyakowski, Thomas Dyakowski, and Stephen Kenwood.  The Committee currently consists of three members, but only one “independent” member, Stephen Kenwood, due to the recent death of former independent member William Schmidt. Christopher Dyakowski is not considered to be independent due to his position as President and CEO of the Company, and Thomas Dyakowski is not considered to be independent as he is Christopher Dyakowski's son. The Company is currently seeking a new independent board member for the Company who would be added to the Committee as the second independent member.

Nominating & Corporate Governance Committee

Nominating & Corporate Governance Committee considers the size of the Board of Directors each year when it considers the number of directors to recommend to the Board of Directors for director nominees. The criteria for selecting new directors shall reflect the requirements of the listing standards of the TSX Venture Exchange or such other exchange or self-regulatory organization on which the Company’s shares are listed for trading. The Committee considers various factors when evaluating potential candidates for the Board, including the appropriate size of the Board, the needs of the Company with respect to the talents and experience of candidates, and the ability and willingness of candidates to commit adequate time to the Board and any committees, among others.

Current members of the Nominating & Governance Committee are Christopher Dyakowski and Kenneth Phillippe.

Staffing

The Company currently has no employees and 3 executive officers. Administrative functions are performed by the executive officers, and to date mineral exploration has been conducted by the Company’s President and contractors on an as needed basis.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 9 lists, as of June 30, 2014, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 9

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Christopher Dyakowski (1)	933,000	9.83%
Common	Stephen Kenwood (2)	710,000	7.48%
Common	Kenneth Phillippe	Nil	N/A
Common	Sandra Morton (3)	850,000	8.96%
Common	Thomas Dyakowski	10,000	0.11%

	Total Directors/Officers	2,503,000	26.39%

(1)	Of these shares, 135,000 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.
(2)	Of these shares, 105,000 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement
(3)	Of these shares, 127,500 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

Based upon 9,482,500 common shares outstanding as of June 30, 2014, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9

On June 30, 2014 the shareholders' list for the Company's common shares showed 156 shareholders, including depositories, and 9,482,500 common shares issued and outstanding. Of the total shareholders, 156 are resident in Canada holding 9,482,500 common shares, or 100% of the total issued and outstanding. There were no registered shareholders resident in other countries.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 10 lists as of June 30, 2014, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 10

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Christopher Dyakowski (1)	933,000	9.83%
Common	Stephen Kenwood (2)	710,000	7.48%
Common	Sandra Morton (3)	850,000	8.96%

(1)	Of these shares, 135,000 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement
(2)	Of these shares, 105,000 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.
(3)	Of these shares. 127,500 are common shares are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement.

Based upon 9,482,500 common shares outstanding as of June 30, 2014, and any share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 13, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

During fiscal 2014 ended March 31, 2014, the Company paid $54,000 (fiscal 2013 - $60,000; fiscal 2012 - $37,500) to Max Investments, a private company owned by Christopher Dyakowski, President and CEO, for management fees. In fiscal 2014, the Company paid Max Investments $Nil (fiscal 2013 - $Nil; fiscal 2012 - $36,788) for mineral exploration project management and overhead fees, and an additional $Nil (fiscal 2013 - $Nil; fiscal 2012 - $3,600) for fieldwork and equipment rental.

During fiscal 2014, the Company paid Kenneth Phillippe, Chief Financial Officer, $18,000 (fiscal 2013 - $18,000; fiscal 2012 - $4,000) for accounting fees.

During fiscal 2014, the Company paid $Nil (fiscal 2013 - $Nil; fiscal 2012 - $13,500) to Leslie Fowler, former Chief Financial Officer, for accounting fees.

During fiscal 2014, the Company paid $Nil (fiscal 2013 - $Nil; fiscal 2012 - $39,589) to Hemsworth, Schmidt, a legal firm for which William Schmidt, former Director, was a partner.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

Current Legal Proceedings

The Company knows of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any other material proceeding or pending litigation.  The Company knows of no other active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

Dividends

The Company has not declared any dividends on its common shares since inceptions and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings, if any, for use in its operations and the expansion of its business.

Item 9.  Offer and Listing of Securities

As of March 31, 2014, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of 100,000,000 Common Shares without par value.  There were 9,482,500 Common Shares issued and outstanding as of March 31, 2014.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada under the stock symbol is “SAN”. The CUSIP number is 79643A104. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 11 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending June 30, 2014;

•

each of the last eleven fiscal quarters ending the three months ended June 30, 2014; and

•

each of the last three fiscal years ending March 31, 2014.

The Company commenced trading on November 3, 2011.

Table No. 11

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

June 2014	$ 0.13	$ 0.11	$ 0.13
May 2014	0.13	0.10	0.13
April 2014	0.14	0.12	0.12
March 2014	0.14	0.14	0.14
February 2014	0.17	0.11	0.14
January 2014	0.14	0.10	0.11

Three Months Ended June 30, 2014	$ 0.14	$ 0.10	$ 0.13
Three Months Ended March 31, 2014	0.17	0.10	0.14
Three Months Ended December 31, 2013	0.20	0.06	0.10
Three Months Ended September 30, 2013	0.20	0.12	0.12

Three Months Ended June 30, 2013	$ 0.25	$ 0.11	$ 0.15
Three Months Ended March 31, 2013	0.30	0.11	0.165
Three Months Ended December 31, 2012	0.445	0.12	0.15
Three Months Ended September 30, 2012	0.16	0.10	0.10

Three Months Ended June 30, 2012	$ 0.20	$ 0.15	$ 0.15
Three Months Ended March 31, 2012	0.23	0.15	0.15
Period Ended December 31, 2011	0.29	0.20	0.20

Fiscal Year Ended March 31, 2014	$ 0.25	$ 0.06	$ 0.14
Fiscal Year Ended March 31, 2013	0.445	0.10	0.165
Fiscal Year Ended March 31, 2012	0.29	0.15	0.15

Table No. 12 lists, as of June 30, 2014, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 12

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

There are no Share Purchase Warrants Outstanding

American Depository Receipts.  Not applicable.

Other Securities to be Registered. Not applicable

The TSX Venture Exchange

The Company's common stock is currently listed and trading on the TSX Venture Exchange (“TSX-V”).

The TSX-V was created through the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.  The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSX-V currently operates as a complementary but independent exchange from its parent.

The initial roster of the TSX-V was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSX-V is a venture market as compared to the TSX Exchange which is Canada’s senior market and the Montreal Exchange which is Canada’s market for derivatives products.

The TSX-V is a self-regulating organization owned and operated by the TMX Group.  It is governed by representatives of its member firms and the public.

The TMX Group acts as a business link between TSX Venture Exchange members, listed companies and investors.  TSX-V policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Investment Industry Regulatory Organization of Canada ("IIROC"). IIROC is a not-for-profit, independent Canadian self-regulatory organization that, among other things, oversees trading in exchanges and marketplaces.

IIROC administers, oversees and enforces the Universal Market Integrity Rules (“UMIR”). To ensure compliance with UMIR, IIROC monitors real-time trading operations and market-related activities of marketplaces and participants, and also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

Investors in Canada are protected by the Canadian Investor Protection Fund (“CIPF”). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self-Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the TSX, the Toronto Futures Exchange and the IIROC.

Item 10.  Additional Information

Share Capital

The Company has financed its operations through the issuance of common shares through private placements, the exercise of warrants issued in the private placements, and the exercise of stock options. The changes in the Company’s share capital since inception are as follows:

During Fiscal 2014 ended March 31, 2014, the Company issued no common shares.

During Fiscal 2013 ended March 31, 2013, the Company issued no common shares:

During Fiscal 2012 ended March 31, 2012, the Company issued 4,157,500 common shares:

•

3,957,500 common shares were issued pursuant to the Company’s initial public offering at $0.20 per share for net proceeds (after share issuance costs) of $591,318;

•

100,000 common shares were issued as a corporate finance fee at a deemed price of $0.20 per share;

•

100,000 common shares were issued for mineral property interests at a deemed price of $0.20 per share.

During Fiscal 2011 ended March 31, 2011, the Company issued 5,325,000 common shares:

•

1 common share was issued as a founder share (subsequently cancelled);

•

1,225,000 flow-through common shares were issued in a private placement at $0.01 per share for proceeds of $12,250;

•

1,400,000 flow-through common shares were issued in a private placement at $0.05 per share for proceeds of $70,000;

•

725,000 flow-through common shares were issued in a private placement at $0.10 per share for proceeds of $72,500;

•

400,000 common shares were issued in a private placement at $0.05 per share for proceeds of $20,000;

•

1,575,000 common shares were issued in a private placement at $0.10 per share for proceeds of $157,500.

Shares Issued for Assets Other Than Cash

During fiscal 2012, the Company issued 100,000 common shares at a deemed price of $0.20 pursuant to the option agreement for the Fame Property.

Shares Held By Company

-No Disclosure Necessary-

ESCROW SHARES

Under Canadian National Policy 46-201, Escrow for Initial Public Offerings, certain of the Company's common shares are subject to an escrow agreement.

Under an agreement between the Company and Computershare Investor Services as Escrow Agent dated January 12, 2011, 3,525,000 common shares held by insiders were held in escrow pursuant to the Company's Initial Public Offering pursuant to the rules of the TSX Venture Exchange.

The Escrow Agreement restricts the sale, assignment, hypothecation and transfer of all Escrowed Shares except as set out in Part 5 of the Escrow Agreement. The Escrow Agreement permits a transfer of escrowed shares to directors, senior officers or other principals of the Company as defined therein. In the event of the bankruptcy or death of a holder of Escrowed Shares, the Escrow Agent, may transmit such holders‟ escrowed shares to the trustee in bankruptcy, executor, administrator or such other person as is legally entitled to become the registered owner of the escrowed shares. Escrowed Shares transferred upon death will be released from escrow to the applicable legal representative unless the Exchange objects. The Escrow Agreement allows the holders to transfer Escrowed Shares to other parties upon a realization of pledged, mortgaged or charged escrow shares or into the escrow holders‟ Registered Retirement Savings Plans, Registered Retirement Income Funds or similar registered plans, subject to the Escrow Agent receiving satisfactory supporting documentation in accordance with the Escrow Agreement.

The shares will be released from escrow under the following schedule:

Release Dates	Percentage of Total Escrowed Shares to be Released	Total Number of Originally Escrowed Shares to be Released
Date of Canadian exchange listing	10%	352,500
6 months following listing	15%	528,750
12 months following Bulletin	15%	528,750
18 months following Bulletin	15%	528,750
24 months following Bulletin	15%	528,750
30 months following Bulletin	15%	528,750
36 months following Bulletin	15%	528,750

The Company’s shares began trading on the TSX Venture Exchange under the symbol “SAN” on November 3, 2011, and the initial 10% of escrowed shares were released on that date.

The insiders with common shares subject to the merger escrow agreement are as follows:

Name of Insider	Original Number of Shares Subject to Escrow	Current Number of Shares Remaining as of June 30, 2014

Christopher Dyakowski	900,000	135,000
Leslie Fowler (1)	575,000	Nil
William Schmidt (2)	425,000	Nil
Stephen Kenwood	700,000	105,000
Sandra Morton (3)	425,000	127,500
Total	3,525,000	367,500

(1)

Leslie Fowler passed away on January 3, 2012. Under the terms of the Escrow Agreement, Mr. Fowler’s shares were released from escrow.

(2)

Mr. Schmidt passed away on August 14, 2013. Under the terms of the Escrow Agreement, Mr. Schmidt’s remaining shares may be released from escrow.

(3)

Effective April 25, 2012, a total of 382,500 escrow shares were transferred from William Schmidt to Sandra Morton.

A copy of the Escrow Agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

FLOW THROUGH SHARES

Canadian tax legislation allows for investment tax credits, at a rate of 15%, applicable to certain mining exploration expenses in Canada pursuant to a Flow-through share issuance agreement.  Common shares of exploration companies which are issued under the program are known as “Flow-Through” shares as the Company making the qualified expenditures flow-through such tax credits received to the purchasers of these specific common shares.  A Flow-through share investor could apply this tax credit to reduce his or her Canadian Federal income tax payable.  In order to apply for the credits, the flow-through shareholder must be resident in Canada and subject to Canada Federal Income Tax for the taxation year in which the credit is being claimed.

The mining exploration expenses that qualify for the investment tax credit under the Flow-through program must be incurred in the scope of mining exploration activities conducted from or above the ground surface in order to determine the existence or location of mineral materials.  These minerals include the deposit of common metals or the deposit of minerals for which the Minister of Natural Resources has stated that the principal mineral extract is an industrial mineral contained in a non-stratified deposit.  The mining exploration activities that qualify include expenses incurred in order to determine the existence, location, extent, or quality of a mineral resource in Canada, including the prospector costs, the geological, geophysical or geochemical study costs, the costs of steelhead or diamond drilling, by hammering or other methods, and the costs of digging trenches.  It is not intended for expenses related to existing mines.

During the period from incorporation to December 31, 2010, the Company issued a total of 3,350,000 flow-through common shares for cash proceeds of $154,750. As of the end fiscal period ended March 31, 2012, all of the qualifying exploration expenditures have been completed and all of the tax expenditures have been renounced to investors.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a “Rolling” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was originally approved by shareholders at the Annual General and Extra-Ordinary General Meeting of shareholders held on January 11, 2012 and continued by a vote of the shareholders at the Annual General Meeting held September 25, 2013.

Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company. The Board shall not grant options to any one person in any 12 month period which will, when exercised, exceed 5% of the issued and outstanding shares of the Company or to any one consultant or to those persons employed by the Company who perform investor relations services which will, when exercised, exceed 2% of the issued and outstanding shares of the Company. Upon expiry of an option, or in the even an option is otherwise terminated for any reason, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. If the option holder ceases to be a director of the Company or ceases to be employed by the Company, other than by reason of death, or ceases to be a consultant of the Company as the case may be, then the option granted shall expire no later than the 90th day following the date that the option holder ceases to be a director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan. In the case of death of the Optionee, the options shall terminate on the first anniversary of the date of death of the Optionee, also subject to the terms and conditions of the Plan.

The exercise price of the option under the Plan may not be less than the closing price of the common shares on the TSX Venture Exchange on the day immediately preceding the date of grant, less the applicable discount allowed by the policies on the TSX Venture Exchange. An option granted under the Plan must be exercised within a period of five years from granting. Within this five year period, the Company's Board of Directors may determine the limitation period during which an option may be exercised and whether a particular grant will have a minimum vesting period. Any agreement to decrease the option price of options previously granted to insiders will require the approval of "disinterested shareholders", which is defined as approval by a majority of the votes cast at the Meeting other than votes attaching to shares of the Company beneficially owned by insiders of the Company to whom options may be granted under the Plan, and associates of such persons.

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on September 25, 2013 has been included as an exhibit to the Company’s Form 20-F Registration Statement.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 13 as of June 30, 2014, as well as the number of options granted to Directors and all employees as a group.

Table No. 13

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

No Stock Options Outstanding

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated on June 9, 2010 under the provisions of the Business Corporations Act (B.C.) (the "Act").

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws any director or senior officer that has a disclosable interest in a contract or transaction shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction unless disclosure is made thereof and the contract or transaction is approved in accordance with the provisions of the Act. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Part 16 of the Company’s bylaws address the duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors, may:

a)

borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that the directors think appropriate;

b)

issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

c)

guarantee the repayment of money by any other person or the performance of any obligation of any other person;

d)

mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

A Director need not to be a shareholder as qualification for his or her office. There are no age limit requirements pertaining to the retirement or non-retirement of directors and a director need not be a shareholder of the Company. At each annual general meeting of the Company, all the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant the Company's Articles. A retiring director shall be eligible for re-election.

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of that director, fixed by ordinary resolution, and such remuneration my be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Part 21 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Act, the Company must indemnify a director, former director, or alternate director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in Article 21.2. Subject to restrictions in the Business Corporations Act, the Company may indemnify any person. The failure of a director, alternate director, or officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of 100,000,000 common shares without par value.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Dividends are subject to the rights, if any, of shareholders holding shares with special rights as to dividends. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the directors as the amount of such funds or assets available for dividends shall be conclusive.

The Company may by resolution of its directors make any changes to the authorized share structure as may be permitted under Section 54 of the Act, or in its name as may be permitted under Section 263 of the Act, and may by resolution of its directors make or authorize the making of any alterations to these Articles and the notice of articles as may be required by such changes. The Company may by ordinary resolution create or vary special rights and restrictions as provided in Section 58 of the Act. No alteration, as provided in Article 9, will be valid as to any part of the issued shares of any class unless the holders of all the issued shares of that class consent to the alteration in writing or consent by special separate resolution. The Company may alter its Articles by resolution of its directors and, if required by such alteration, may by resolution of its directors alter the Notice of Articles.

Subject to the provisions of the Act, the Company or the Directors on behalf of the Company, may pay a reasonable commission or allow a reasonable discount to any person in consideration of his purchasing or agreeing to purchase, whether absolutely or conditionally, any shares, debentures, share rights, warrants or debenture stock in the Company, or procuring or agreeing to procure purchasers, whether absolutely or conditionally, for any such shares, debentures, share rights, warrants or debenture stock. The Company may also pay such brokerage as may be lawful.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors. The Directors may, as they see fit, convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Act.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

A copy of the Company’s Articles has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

Advance Notice Policy

At the Annual General Meeting of shareholders held on March 7, 2013, shareholders ratified an Advanced Notice Policy regarding the nomination of Directors.

The purpose of the Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Company may submit director nominations to the Company prior to any shareholders’ meeting called for the election of directors and sets forth the information that the nominating shareholder must include in the written notice to the Company in order for any director nominee to be eligible for election at such meeting.

Nominations of Directors

1.

Only persons who are nominated in accordance with the procedures of this Policy shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual general meeting of shareholders, or at any special general meeting of shareholders if one of the purposes for which the special general meeting was called was the election of directors:

(a)

by or at the direction of the Board, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a requisition for a general meeting made in accordance with section 167 of the British Columbia Business Corporations Act (the “Act”) or pursuant to a "proposal" made in accordance with section 188 of the Act;

(c)

by any person (a "Nominating Shareholder"):

(i)

who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for in this Policy and at the close of business on the record date for notice owns shares that are entitled to be voted at such meeting; and

 (ii)

who complies with the notice procedures set forth in this Policy.

2.

In addition to any other requirements under applicable laws, for a valid nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof (the “Notice”) that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Company at the registered and records offices of the Company.

3.

To be timely, a Nominating Shareholder’s Notice must be given:

(a)

in the case of an annual general meeting of shareholders, not fewer than 30 nor more than 65 days prior to the date of the annual general meeting of shareholders; provided, however, that in the event that the annual general meeting of shareholders is to be held on a date that is fewer than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual general meeting was made, Notice by the Nominating Shareholder may be given not later than the close of business on the 10th  day following the Notice Date; and

(b)

in the case of a special general meeting (that is not also an annual meeting of shareholders) called in whole or in part for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special general meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s Notice set forth above shall in all cases be determined based on the original date of the applicable annual or special general meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such Notice.

4.

To be in proper written form, a Nominating Shareholder’s Notice must set forth:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director:

(i)

the name, age, business address and residential address of the person;

(ii)

the principal occupation or employment of the person;

(iii)

the citizenship of such person;

(iv)

the class and number of shares in the capital of the Company that are beneficially owned, or controlled, directly or indirectly, or owned of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such Notice; and

(v)

any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with the solicitation of proxies for the election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

(b)

as to the Nominating Shareholder giving the Notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be disclosed in a dissident’s proxy circular in connection with the solicitation of proxies for the election of directors pursuant to the Act and Applicable Securities Laws.

The Company may require any proposed nominee to furnish such other information as may reasonably be required by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or otherwise, of such proposed nominee.

5.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Policy and, if any proposed nomination is not in compliance with such provisions, to declare that such nomination shall be disregarded.

This policy will be subject to an annual review by the Board of Directors, which will update it to reflect changes required by securities regulatory authorities and applicable stock exchanges or as otherwise determined to be in the best interests of the Company and its shareholders.

Material Contracts

1.

Property acquisition agreement between the Company and Richard Billingsley and Dwayne Kress dated September 27, 2010 for the acquisition of the Fame Property. To acquire a 100% interest in the property, the Company was required to pay $40,000 and issue 100,000 common shares. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement..

2

Management agreement between the Company and Max Investments Inc., a private company owned by Christopher Dyakowski, dated January 1, 2011. Under the agreement, Max Investments will receive $5,000 per month and the agreement will terminate on January 1, 2014. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement..

3.

Common Share Escrow Agreement dated January 12, 2011 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to the National Policy 46-201 for the Initial Public Offering of the Company. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

4.

Confirmation from Christopher Dyakowski regarding the claims of the Fame Property are held in trust for the benefit of the Company. A copy of this confirmation has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Company by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Company. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

TAXATION

The following summary of the material Canadian federal income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of shares of Common Stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances.

This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm’s length with the Company, hold their common stock as capital property and who will not use or hold the common stock in carrying on business in Canada.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in Canada and elsewhere.

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”)and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

CANADIAN INCOME TAX CONSEQUENCES

Disposition of Common Stock

The summary below is restricted to the case of a holder (a “Holder”) of one or more common shares (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends

A Holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the common Share constituted “taxable Canadian property” as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the ten years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada. The Holder may, subject to certain limitations, deduct one half of any capital loss (“allowable capital loss”) arising on disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains of any of the three preceding years or any subsequent year.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of common shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company. Each holder and prospective holder of common shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a (“U.S. Holder”) includes a holder of common shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.

This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the common shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of common shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

The rule governing PFICs can have significant tax effects on U.S. shareholders of foreign corporations who are subject to U.S. Federal income taxation under alternative methods at the election of each such U.S. shareholder.  As a PFIC, each U.S. shareholder’s income or gain, with respect to a disposition or deemed disposition of the PFIC’s shares or a distribution payable on such shares will generally be subject to tax at the highest marginal rates applicable to ordinary income and certain interest charges, unless the U.S. shareholder has timely made a “qualified electing fund” election or a “mark-to-market” election for those shares.

A U.S. shareholder who elects to treat the PFIC as a Qualified Electing Fund ("QEF"), as defined in the Code, (an "Electing U.S. Holder") will be required to currently include in his income, for any taxable year in which the corporation qualifies as a PFIC, his pro-rata share of the corporation's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the U.S. Holder's taxable year in which (or with which) the corporation’s taxable year ends, regardless of whether such amounts are actually distributed. A QEF election also allows the Electing U.S. Holder to generally treat any gain realized on the disposition of his common shares (or deemed to be realized on the pledge of his common shares) as capital gain; treat his share of the corporation's net capital gain, if any, as long-term capital gain instead of ordinary income, and either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the corporation's annual realized net capital gain and ordinary earnings.

The procedure a U.S. Holder must comply with in making a timely QEF election will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which the corporation is a PFIC. If the U.S. shareholder makes a QEF election in such first year, then the U.S. shareholder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files a tax return for such first year. If, however, the corporation qualified as a PFIC in a prior year during the U.S. shareholder’s holding period, then the U.S. shareholder may make a retroactive QEF election, provided he has preserved his right to do so under the protective statement regime or he obtains IRS permission.

If a U.S. shareholder has not made a QEF Election at any time (a "Non-electing U.S. Holder"), then special taxation rules under Section 1291 of the Code will apply to gains realized on the disposition (or deemed to be realized by reason of a pledge) of his common shares, and certain "excess distributions" by the corporation. An excess distribution is a current year distribution received by the U.S. shareholder on PFIC stock to the extent that the distribution exceeds its ratable portion of 125% of the average amount received by the U.S. shareholder during the preceding three years.

A Non-electing U.S. shareholder generally would be required to pro-rate all gains realized on the disposition of his common shares and all excess distributions over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. shareholder (other than years prior to the first taxable year of the corporation during such U.S. Holder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest marginal tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing non-corporate U.S. shareholder must treat this interest charge as "personal interest" which is wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If a corporation is a PFIC for any taxable year during which a Non-electing U.S. shareholder holds common shares, then the corporation will continue to be treated as a PFIC with respect to such common shares, even if it is no longer by definition a PFIC. A Non-electing U.S. shareholder may terminate this deemed PFIC status by electing to recognize a gain, which will be taxed under the rules for Non-Electing U.S. Holders, as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC. If the corporation no longer qualifies as a PFIC in a subsequent year, then normal Code rules and not the PFIC rules will apply with respect to a U.S. shareholder who has made a QEF election.

In certain circumstances, a U.S. Holder of stock in a PFIC can make a “qualified electing fund election” to mitigate some of the adverse tax consequences of holding stock in a PFIC by including in income its share of the corporation’s income on a current basis. However, we do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts.

In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.  Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

Statement by Experts

The Company’s auditors for its financial statements as at March 31, 2014, 2013 and 2012 was MNP LLP, Chartered Accountants. Their audit report is included with the related financial statements.

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at office of the Company’s solicitor, Bull Housser & Tupper, Suite 900 - 900 Howe Street, Vancouver, British Columbia, Canada, V6Z 2M4.

Item 11.  Disclosures about Market Risk

The Company competes with other resource companies for exploration properties and possible joint venture agreements.  There is a risk that this competition could increase the difficulty of concluding a negotiation on terms that the Company considers acceptable.

Item 12.  Description of Other Securities

Not Applicable

Part II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

Not Applicable

Item 14.  Modifications of Rights of Securities Holders and Use of Proceeds

Not Applicable

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

The Company’s management is responsible for establishing and maintaining disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to senior management, including Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), by others within those entities on a timely basis so that appropriate decisions can be made regarding public disclosure.

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of March 31 2014. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of March 31, 2014, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f))  to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

Because of its inherent limitations, the Company’s internal control over financial reporting may not prevent or detect all possible misstatements or frauds.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of March 31, 2014.

Limitations on the Effectiveness of Controls

The Company's management, including the CEO and CFO, does not expect that our Disclosure Controls or our Internal Controls will prevent all error and all fraud.  A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Attestation Report of the Registered Accounting Firm.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this Form 20-F Annual Report.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three directors (one independent), all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to augment its Board with a financial expert.

Item 16B.  Code of Ethics

The Company has adopted a Code of Conduct and Ethics which sets forth legal and ethical standards of conduct for employees, officers, directors and consultants. The Code is intended to deter wrongdoing and to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations.

A copy of the Code of Conduct and Ethics has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

Item 16C.  Principal Accountant Fees and Services

The Audit Committee is directly responsible for the appointment, compensation and oversight of auditors; the audit committee has in place procedures for receiving complaints and concerns about accounting and auditing matters; and has the authority and the funding to engage independent counsel and other outside advisors.

In accordance with the requirements of the US Sarbanes-Oxley Act of 2002 and rules issued by the Securities and Exchange Commission, the Company’s Audit Committee Charter includes a procedure for the review and pre-approval of any services performed by the Company's auditor, including audit services, audit related services, tax services and other services.  The procedure requires that all proposed engagements of the auditor for audit and permitted non-audit services are submitted to the finance and audit committee for approval prior to the beginning of any such services.

Fees, including reimbursements for expenses, for professional services rendered by MNP LLP are included in the following table.

Table No. 13 Principal Account Fees and Services

Type of Service	Fiscal Year 2014	Fiscal Year 2013

Audit Fees	$ 12,852	$ 13,770
Audit Related Fees	Nil	Nil
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 12,852	$ 13,770

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

Not Applicable

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards.

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountant, is included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of MNP LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm of MNP LLP, dated July 4, 2014.

Statements of Financial Position at March 31, 2014 and 2013.

Statements of Operations and Comprehensive Loss for the years ended March 31, 2014 and 2013.

Statements of Cash Flows for the years ended March 31, 2014 and 2013.

Statements of Changes in Equity for the years ended March 31, 2014 and 2013.

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

a)

Certificate of Incorporation Amendment dated June 9, 2010 *

b)

Articles and Bylaws dated June 9, 2010 *

c)

Notice of Articles dated November 14, 2012 *

2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements - N/A

4.

Material Contracts

a.

Property Acquisition Agreement between the Company and Richard Billingsley and Dwayne Kress dated September 27, 2010 for the acquisition of the Fame Property. *

2

Management Agreement between the Company and Max Investments Inc., a private company owned by Christopher Dyakowski, dated January 1, 2011. *

3.

Common Share Escrow Agreement dated January 12, 2011 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to the National Policy 46-201 for the Initial Public Offering of the Company. *

4.

Confirmation from Christopher Dyakowski regarding the claims of the Fame Property are held in trust for the benefit of the Company.  *

5.

List of Foreign Patents - N/A

6.

Calculation of earnings per share - N/A

7.

Explanation of calculation of ratios - N/A

8.

List of Subsidiaries - N/A

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

10.

Other Documents

a)

Consent of MNP LLP, Chartered Accountants, dated January 24, 2014 *

b)

Copy of 2012 Stock Option Plan *

c)

Copy of Management Information Circular for the Annual General Meeting of Shareholders held on August 16, 2013. *

d)

Form of Proxy for the Annual General Meeting of Shareholders held on September 25, 2013.*

e)

Copy of Code of Ethics *

f)

Copy of Advance Notice Policy *

- 64 -

12.1

Certification of CEO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2

Certification of CFO Pursuant to Securities Exchange Act, Rules 13a-14 and 15d-14 as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1

Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

* Previously filed as exhibits to the Company’s Form 20-F Registration Statement

SAN ANTONIO VENTURES INC.

(An exploration stage company)

Financial Statements

(Expressed in Canadian Dollars)

Years ended March 31, 2014 and 2013

- 66 -

Management’s Responsibility for Financial Reporting

To the Shareholders of San Antonio Ventures Inc. (the “Company”):

Management is responsible for the preparation and presentation of the accompanying financial statements, including responsibility for significant accounting judgments and estimates in accordance with International Financial Reporting Standards and ensuring that all information in the annual report is consistent with the statements. This responsibility includes selecting appropriate accounting principles and methods, and making decisions affecting the measurement of transactions in which objective judgment is required.

In discharging its responsibilities for the integrity and fairness of the financial statements, management designs and maintains the necessary accounting systems and related internal controls to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial statements.

The Board of Directors and Audit Committee are composed primarily of Directors who are neither management nor employees of the Company. The Board is responsible for overseeing management in the performance of its financial reporting responsibilities, and for approving the financial information included in the annual report. The Board fulfils these responsibilities by reviewing the financial information prepared by management and discussing relevant matters with management and external auditors. The Audit Committee has the responsibility of meeting with management and external auditors to discuss the internal controls over the financial reporting process, auditing matters and financial reporting issues. The Board of Directors is also responsible for recommending the appointment of the Company's external auditors.

MNP LLP is appointed by the shareholders to audit the financial statements and report directly to them; their report follows. The external auditors have full and free access to, and meet periodically and separately with, both the Audit Committee and management to discuss their audit findings.

July 4, 2014

“Christopher Dyakowski”	“Stephen Kenwood”
Director	Director

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of San Antonio Ventures Inc.:

(An exploration stage company)

We have audited the financial statements of San Antonio Ventures Inc. (the “Company”), which comprise the statements of financial position as at March 31, 2014 and 2013, and the statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards (“IFRS”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with IFRS.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the financial statements which discloses matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.

Vancouver, BC, Canada
July 4, 2014	Chartered Accountants

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Financial Position
Expressed in Canadian dollars

As at	March 31	March 31
	2014	2013
	$	$
ASSETS
Current assets
Cash and cash equivalents	123,744	220,347
HST receivable	1,418	10,243
Prepaid expenses	3,900	3,900

Total current assets	129,062	234,490

Equipment, net (Note 3)	370	528

Exploration and evaluation assets (Note 4)	423,564	477,075

Total assets	552,996	712,093

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	5,207	15,625

Total liabilities	5,207	15,625

SHAREHOLDERS’ EQUITY
Share capital (Note 5)	1,122,056	1,122,056
Reserves	106,951	106,951
Deficit	(681,218)	(532,539)

Total shareholders’ equity	547,789	696,468

Total liabilities and shareholders’ equity	552,996	712,093

These financial statements are authorized for issue by the Board of Directors on July 4, 2014:
They are signed on the Company’s behalf by:

“Stephen Kenwood”	“Chris Dyakowski”
Director	Director

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Operations and Comprehensive Loss
Expressed in Canadian dollars

	Year Ended March 31	Year Ended March 31
	2014	2013
	$	$

General and Administrative Expenses
Amortization	158	227
Bank charges and interest	376	250
Consulting fee	54,000	60,000
Filing and transfer agent fees	15,868	14,581
Office and miscellaneous	2,033	2,585
Professional fees	69,748	76,853
Telephone	3,868	6,551
Travel and promotion	2,628	5,107

Net loss and comprehensive loss for the year	(148,679)	(166,154)

Basic and diluted loss per share	(0.02)	(0.02)

Weighted average number of common shares - Basic and diluted	9,482,500	9,482,500

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Cash Flows
Expressed in Canadian dollars

	Year ended March 31	Year ended March 31
	2014	2013
	$	$
Cash flows provided by (used in) operating activities

Loss for the year	(148,679)	(166,154)
Adjustments for items not involving cash:
Amortization	158	227

Changes in non-cash working capital items:
HST receivable	8,825	30,715
Mining exploration tax credit	54,421	-
Prepaid expenses	-	(900)
Accounts payable and accrued liabilities	(10,418)	(14,841)

Net cash flows used in operating activities	(95,693)	(150,953)

Cash flows used in investing activities

Equipment purchases	-	(755)
Exploration and evaluation assets expenditures	(910)	(3,600)

Net cash flows used in investing activities	(910)	(4,355)

Decrease in cash and cash equivalents	(96,604)	(155,308)

Cash and cash equivalents, beginning of year	220,347	375,655

Cash and cash equivalents, end of year	123,744	220,347

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)

Statements of Changes in Equity
Expressed in Canadian dollars, except for number of shares

	Common shares
	Number	Amount	Reserves	Deficit	Total
		$	$	$	$
Balance, March 31, 2012	9,482,500	1,122,056	106,951	(366,385)	862,622

Net loss and comprehensive loss for the year	-	-	-	(166,154)	(166,154)
Balance, March 31, 2013	9,482,500	1,122,056	106,951	(532,539)	696,468

Net loss and comprehensive loss for the year	-	-	-	(148,679)	(148,679)
Balance, March 31, 2014	9,482,500	1,122,056	106,951	(681,218)	547,789

The accompanying notes are an integral part of these financial statements

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

1.

Nature and Continuance of Operations

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia).  The Company’s principal business activity is the exploration of mineral properties. The Company currently conducts substantially all of its operations in Canada in one business segment.

The head office, principal address and registered and records office of the Company are located at 3750 W. 49th Avenue, Vancouver, BC, Canada, V6N 3T8.

The Company has not yet determined whether its properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for mineral properties and exploration costs is dependent upon the existence of economically recoverable ore reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposal of properties.

The Company emphasises that attention should be drawn to matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern.  These financial statements have been prepared using accounting principles applicable to a going concern which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The recoverability of capitalized costs on the Fame Property is uncertain and dependent upon projects achieving commercial production or sale.  The ability of the Company to carry out its business objectives dependent on the Company’s ability to receive continued financial support from related parties, to obtain public equity financing, or to generate profitable operations in the future.

	March 31	March 31
	2014	2013

Deficit	$(681,218)	$(532,539)
Working capital	$123,855	$218,865

2.

Significant Accounting Policies

Basis of presentation

The financial statements have been prepared in accordance with International Accounting Standard (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at their fair value as explained in the accounting policies set out below. In addition, these financial statements have been prepared using the accrual basis of accounting.

Approval of financial statements

The financial statements were approved by the Board of Directors of the Company on July 4, 2014.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Significant accounting judgments and estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses, and related disclosure.

Judgment is used mainly in determining how a balance or transaction should be recognized in the financial statements. Estimates and assumptions are used mainly in determining the measurement of recognized transactions and balances. Actual results may differ from these estimates.

Significant areas where management’s judgment has been applied include:

•

Classifying categories of financial assets and financial liabilities in accordance with IAS 39, Financial instruments: recognition and measurement;

•

Evaluating if the criteria for recognition of provisions and contingencies are met in accordance with IAS 37, Provisions, contingent liabilities and contingent assets; and

•

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures, meet its liabilities for the ensuring year as they fall due, and to fund planned and contractual exploration programs, involves judgment based on historical experience and other factors including expectation of future events that are believed to be reasonable under the circumstances.

Significant areas requiring the use of management estimates and assumptions include:

•

the estimated value of the exploration and evaluation assets which is recorded in the statements of financial position;

•

the inputs used in accounting for share based payments expense in the statements of operations and comprehensive loss;

•

the composition of deferred tax assets and liabilities included in the notes to the financial statements; and

•

the assessment of indications of impairment of the exploration and evaluation assets and related determination of the net realizable value and write-down of the property where applicable.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less. There were no cash equivalents as at March 31, 2014 and 2013.

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment losses.  Equipment is depreciated to write off the cost of assets to operations using declining balance method over their estimated useful life at the following annual rates:

Computer Equipment	- 30%

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Exploration and evaluation assets

The Company is in the exploration stage with respect to its investment in mineral interests.  Accordingly, once a license to explore an area has been secured, the Company follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of exploration and evaluation assets.  Such costs, include, but are not limited to, geological and geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable resources. The aggregate costs, related to abandoned exploration and evaluation assets are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, according to the usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected title defects.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.  The Company recognizes as income any costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount.

Upon transfer of exploration and evaluation costs into mine development, all subsequent expenditures on the construction, installation or completion of infrastructure facilities are capitalized within mine development.  After production starts, all assets included in mine development costs are transferred to producing mines.

Asset retirement obligation

Provisions for the decommissioning, restoration and rehabilitation are recognized in other liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. Upon initial recognition of the liability, the corresponding costs are added to the carrying amount of the related asset and amortized as an expense, using a systematic method, over the economic life of the asset. Following initial recognition of the asset retirement obligation, the carrying amount of the liability is adjusted annually for the passage of time and changes to the amount or timing of the underlying cash flows needed to settle the obligation. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.  The Company does not have any asset retirement obligation as at March 31, 2014 and 2013.

Mining Tax Credit

Mining tax credits are recorded as a reduction of the related deferred exploration expenditures upon receipts from the Canadian Revenue Agency (“CRA”).   These non-repayable mining credits are earned in respect to exploration costs incurred in British Columbia, Canada and are recorded as a reduction of the related exploration expenditures.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Impairment of non-financial assets

The Company reviews and evaluates its property, including exploration and evaluation assets, property and equipment for indications of impairment when events or changes in circumstances indicate that the related carrying amount may not be recoverable or at least at the end of each reporting period.  The asset’s recoverable amount is estimated if an indication of impairment exists.

Impairment loss is recognized when the carrying amount of an asset exceeds its recoverable amount.  For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.  The cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows of other assets or groups of assets.  Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

The recoverable amount is the greater of the asset’s fair value less costs to sell and value in use.  In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.  Impairment losses reducing the carrying value to the recoverable amount are recognized in profit and loss.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.

Flow-through shares

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for tax purposes by the investors who purchased the shares.  The Company adopted a policy whereby the premium paid for flow through shares in excess of the market value of the shares without the flow through features at the time of issue is credited to other liabilities and included in income at the time the qualifying expenditures are made.

A deferred tax liability is recognized in respect of the taxable temporary difference that arises from the difference between the carrying amount of eligible expenditures capitalized as an asset in the statement of financial position and its tax basis. A portion of the deferred tax assets that were not previously recognized are recognized as a recovery of deferred taxes in the statements of operations and comprehensive loss up to the amount of the deferred tax liability upon renunciation.

Comprehensive income/loss

Comprehensive income/loss is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Certain gains and losses are presented in other comprehensive income until it is considered appropriate to recognize into net earnings.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Share based payments

The Company’s Stock Option Plan allows directors, officers and consultants to acquire shares of the Company in exchange for the options exercised. The fair value of share options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

Share based payments to non-employees are measured at the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case the fair value of the equity instruments issued is used.  The value of the goods or services is recorded at the earlier of the vesting date, or the date the goods or services are received.

The fair value of warrants issued to agents in connection with private placements (“Agent Warrants”) is recognized on the date of issue as a share issue cost. The Company uses the Black-Scholes option pricing model to estimate the fair value of Agent Warrants issued.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

Loss per share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the period.  Diluted earnings (loss) per share is calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury method.  The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.  Diluted loss per share is equal to the basic loss per share as the outstanding options and warrants are anti-dilutive.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents and accounts payable and accrued liabilities. Cash and cash equivalents are classified as fair value through profit or loss and recorded at fair value. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The fair value of cash and cash equivalents and accounts payable and accrued liabilities are equal to their carrying value due to their short-term maturity.

Financial assets

The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired.  The Company’s accounting policy for each category is as follows:

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Financial Instruments (cont’d...)

Fair value through profit or loss – This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Loans and receivables – These assets are non-derivative financial assets with fixed or determinable payment that are not quoted in an active market.  They are carried at cost less any provision for impairment.  Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments – These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity.  These assets are measured at amortized cost using the effective interest method.  If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows.  Any changes to the carrying amount of the investment, including impairment losses, are recognized in the income statement.

Available-for-sale – Non-derivative financial assets not included in the above categories are classified as available-for-sale.  They are carried at fair value with changes in fair value recognized directly in equity.  Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the income statement.

All financial assets, except those at fair value through profit or loss, are subject to review for impairment at least at each reporting date.  Financial assets are impaired when there is objective evidence that a financial asset or a group of financial assets is impaired.  Different criteria are applied for each category of financial assets described above to determine impairment.

Financial liabilities

The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company’s accounting policy for each category is as follows:

Fair value through profit or loss – This category comprises derivatives or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term.  They are carried in the balance sheet at fair value with changes in fair value recognized in the income statement.

Other financial liabilities – This category includes accounts payables and accrued liabilities, which is recognized at amortized cost.

Income taxes

Income tax expense comprises current and deferred income tax. Income tax is recognized in the statement of comprehensive income (loss) except to the extent it relates to items recognized in other comprehensive income or directly in equity.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Income taxes (cont’d…)

Deferred taxes are the taxes expected to be payable or recoverable between the carrying amounts of assets in the statement of financial position and their corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method.  Deferred tax liabilities are generally recognized for all taxable temporary differences between the carrying amounts of assets and their corresponding tax bases.  Deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized.  Such assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets in a transaction that affects neither the taxable profit nor the accounting profit.

Changes in accounting policies

Effective April 1, 2013, the Company has adopted the following new and revised standards, along with any consequential amendments:

IAS 1 Presentation of Financial Statements

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income.  Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never by reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of land and buildings). The amendment affected presentation only and had no impact on the Company’s financial results.

IAS 32 Financial Instruments: Presentations and IFRS 7 Financial Instruments: Disclosure

The amendment to IAS 32 clarified the offsetting criteria for financial assets and liabilities. The related amendment to IFRS 7 introduced disclosure on financial assets that were offset in accordance with IAS 32 and master netting or similar arrangements. The revised IAS 32 had no impact on the Company’s offsetting of financial assets and liabilities. The revised IFRS 7 had no impact on the Company’s financial results.

IFRS 13 Fair Value Measurement

IFRS 13 improves consistency and reduces complexity of fair value measurements by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. In accordance with the transitional provisions, IFRS 13 has been applied prospectively from April 1, 2013. The adoption of IFRS 13 did not have an impact on the measurement of the Company’s assets and liabilities.

Standards issued but not yet effective

The Company has not yet applied the following new standards, interpretations or amendments to standards that have been issued as at March 31, 2014 but are not yet effective. Unless otherwise stated, the Company does not plan to early adopt any of these new or amended standards and interpretations and intends to adopt those standards when they become effective.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Standards issued but not yet effective (Cont’d…)

The Company does not expect the impact of such changes on the financial statements to be material, unless otherwise stated.

IFRS 2 Share-based payment

The amendments to IFRS 2, issued in December 2013 clarify the definition of “vesting conditions”, and separately define a “performance condition” and a “service condition”. A performance condition requires the counterparty to complete a specified period of service and to meet a specified performance target during the service period. A service condition solely requires the counterparty to complete a specified period of service. The amendments are effective for share-based payment transactions for which the grant date is on or after July 1, 2014.

IFRS 3 Business combinations

The amendments to IFRS 3, issued in December 2013, clarify the accounting for contingent consideration in a business combination. At each reporting period, an entity measures contingent consideration classified as an asset or a financial liability at fair value, with changes in fair value recognized in profit or loss. The amendments are effective for business combinations for which the acquisition date is on or after July 1, 2014.

IFRS 7 Financial instruments: disclosures and IAS 32 Financial instruments: presentation

Financial assets and financial liabilities may be offset, with the net amount presented in the statement of financial position, only when there is a legally enforceable right to set off and when there is either an intention to settle on a net basis or to realize the asset and settle the liability simultaneously. The amendments to IAS 32, issued in December 2011, clarify the meaning of the offsetting criterion "currently has a legally enforceable right to set off" and the principle behind net settlement, including identifying when some gross settlement systems may be considered equivalent to net settlement. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

IFRS 9 Financial instruments

IFRS 9 was issued in November 2009 and subsequently amended as part of an ongoing project to replace IAS 39 Financial instruments: Recognition and measurement. The standard requires the classification of financial assets into two measurement categories based on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The two categories are those measured at fair value and those measured at amortized cost. The classification and measurement of financial liabilities is primarily unchanged from IAS 39. However, for financial liabilities measured at fair value, changes in the fair value attributable to changes in an entity’s “own credit risk” is now recognized in other comprehensive income instead of in profit or loss. This new standard will also impact disclosures provided under IFRS 7 Financial instruments: disclosures. In November 2013, the IASB amended IFRS 9 for the significant changes to hedge accounting. In addition, an entity can now apply the “own credit requirement” in isolation without the need to change any other accounting for financial instruments. The mandatory effective date of January 1, 2015 has been removed to provide sufficient time for preparers of financial statements to make the transition to the new requirements.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

2.

Significant Accounting Policies (cont’d…)

Standards issued but not yet effective (cont’d…)

IAS 24 Related party disclosures

The amendments to IAS 24, issued in December 2013, clarify that a management entity, or any member of a group of which it is a part, that provides key management services to a reporting entity, or its parent, is a related party of the reporting entity. The amendments also require an entity to disclose amounts incurred for key management personnel services provided by a separate management entity. This replaces the more detailed disclosure by category required for other key management personnel compensation. The amendments will only affect disclosure and are effective for annual periods beginning on or after July 1, 2014.

IAS 36 Impairment of assets

The amendments to IAS 36, issued in May 2013, require: Disclosure of the recoverable amount of impaired assets; and Additional disclosures about the measurement of the recoverable amount when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. The amendments will only affect disclosure and are effective for annual periods beginning on or after January 1, 2014.

3.

Equipment

Cost	Computer Equipment
March 31, 2012	$-
Additions	755
March 31, 2013	$755
March 31, 2014	$755

Accumulated Amortization
March 31, 2012	$-
Additions	227
March 31, 2913	227
Additions	158
March 31 2014	$385

Carrying Amounts
March 31, 2013	$528
March 31, 2014	$370

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

4.

Exploration and Evaluation Assets

Fame Property, Clinton Mining Division, British Columbia

Pursuant to an option agreement dated September 27, 2010,  the Company was granted an option to acquire an undivided 100% interest in eleven mineral claims situated in the Clinton B.C., and the Company agrees to the following:

Date	Cash	Shares

Upon signing (paid )	$ 15,000	-
Within 15 days after listing of the Company’s shares on the TSXV (paid and issued)	$ 25,000	100,000
	$ 40,000	100,000

Expenditure related to the properties can be summarized as follows:

	Balance		Balance		Balance
	March 31,		March 31,		March 31,
	2012	Additions	2013	Additions	2014
	$	$	$	$	$
Acquisition costs
Additions during the period
Property option payments – cash	40,000	-	40,000	-	40,000
Property option payments – shares	20,000	-	20,000	-	20,000
	60,000	-	60,000	-	60,000
Exploration costs
3D IP Survey	58,125	-	58,125	-	58,125
Airborne geophysical survey	104,165	-	104,165	-	104,165
Equipment rental	400	-	400	-	400
Field costs	4,450	-	4,450	-	4,450
Filing and assessments	12,811	-	12,811	-	12,811
Geological consulting	14,860	1,200	16,060	700	16,760
Grid work and soil sampling	56,287	-	56,287	-	56,287
Project management	36,788	-	36,788	-	36,788
Sample Preparation and analysis	83,500	-	83,500	-	83,500
Technical report	15,737	2,400	18,137	210	18,347
Travel, supplies and field expenses	26,352	-	26,352	-	26,352
Mining exploration tax credit	-	-	-	(54,421)	(54,421)
	413,475	3,600	417,075	(53,511)	363,564

Balance, end of year	473,475	3,600	477,075	(53,511)	423,564

As at March 31, 2014 and 2013 the Company has fulfilled the required considerations pursuant to the Agreement. As a result, the title to the mineral claims was fully transferred to the CEO of the Company, who has agreed to hold the claims in-trust and on behalf of the Company.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

5.

Share Capital

a)

Authorized:  100,000,000 common shares with no par value

b)

Issued and Outstanding

During the year ended March 31, 2014 and 2013, there was no share issuance.

c)

Stock Options

The Company has a stock option plan whereby the Company is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option will not be less than the discounted market price of the common shares as permitted by the TSX Venture Exchange policies. The options can be granted for a maximum term of 5 years. As at March 31, 2011, the Company issued non-transferable stock options to its executive officers and directors for the right to purchase up to 532,500 common shares of the Company, exercisable at a price of $0.20 per share for two years, granting and vesting immediately upon the date of the listing of the Company’s shares on the TSX Venture Exchange on November 3, 2011. No share based payments was recorded in the fiscal period ended March 31, 2011. Share based payments of $54,462 was recorded on the vesting date, as the fair value of the options were calculated using the Black-Scholes fair value option pricing model as of that date. Pursuant to the terms of the Company’s stock option plan, 100,000 of these options expired on the earlier date of January 3, 2013, being the anniversary date of the death of an option holder. The remaining 432,500 options expired during the fiscal year ended March 31, 2014.

The Company granted an additional 100,000 incentive stock options to a new officer to purchase up to 100,000 shares, exercisable on or before January 12, 2014, at a price of $0.20 per share. These options vested immediately upon the grant date. Share based payments of $10,727 was recorded as the estimated fair value of the options is $0.11 where the exercise price is equal to the market price at the date of grant. All of these options expired during the fiscal year ended March 31, 2014.

The fair value of options granted during the fiscal year ended March 31, 2012 was determined using the Black-Scholes option pricing model, and the following weighted average assumptions:

The following is a summary of option transactions under the Company’s stock option plan:

	March 31, 2014		March 31, 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Outstanding, beginning of year	532,500	-	632,500	-
Granted	-	0.20	-	0.20
Expired	(532,500)	0.20	(100,000)	-
Outstanding, end of year	-	0.20	532,500	0.20
Weighted average life (years)	0.00		0.63

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

5.    Share Capital (cont’d…)

d)

Agents’ Warrants

On November 3, 2011 the Company closed the distribution of its initial public offering (the “Offering”) by the issuance of 3,957,500 common shares of the Company at a price of $0.20 per share. The Offering was sold through the Company’s agent, Haywood Securities Inc. (the “Agent”). As consideration for its services, the Agent received a warrant in the amount of 395,750 exercisable at $0.20 per share up to November 3, 2013. All of these warrants expired during the fiscal year ended March 31, 2014.

A summary of warrants activity for the years is as follows:

	March 31, 2014
	Number of Warrants	Exercise Price
		$	Expiry Date
Outstanding, beginning of year	395,750	0.20	November 3, 2013
Expired	(395,750)	0.20
Outstanding, end of year	-	-

e)

Escrow shares

As at March 31, 2014, the Company has 735,000 (2013: 1,470,000) common shares held in escrow. These common shares held in escrow are released as follows: 10% released on the date the Company’s securities were listed on a Canadian exchange (November 3, 2011) and 15% (367,500 common shares) released every six months thereafter, subject to acceleration provisions provided for in National Policy 46-201 – Escrow for Initial Public Offerings.

6.

Related Party Transactions

During the fiscal year ended March 31, 2014, the Company has the following related party transactions:

a)

Paid management fees in the amount of $54,000 (2013 - $60,000) to a company controlled by the Company’s President.

b)

Paid accounting fees of $18,000 (2013 - $18,000) to the Chief Financial Officer.

c)

Included in exploration and evaluation assets is $Nil (2013 - $Nil) paid to a company controlled by an officer and director for project management and overhead fees, and an additional $Nil (2013 - $Nil) paid to an officer and director for fieldwork and equipment rental.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

7.

Financial Instruments

The Company’s financial instruments are exposed to certain financial risks, including liquidity risk, and interest rate risk.

Liquidity risk

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at March 31, 2014, the Company had a cash and cash equivalents balance of $123,744 (2013 - $220,347) to settle accounts payable and accrued liabilities of $5,207 (2013 - $15,625). All of the Company’s financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms.

Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Interest rate risk

The Company has cash and cash equivalents balances and no interest-bearing debt.  The Company believes it has no significant interest rate risk.

Fair value hierarchy

The Company applied the following fair value hierarchy which prioritizes the inputs used in the valuation methodologies in measuring fair value into three levels:

The three levels are defined as follows:

•

Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•

Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

As at March 31, 2014, the Company’s financial instruments are cash and cash equivalents of $123,744 (2013 - $220,347), which is considered to be Level 1 instruments.

8.

Commitments

On January 1, 2012, the Company entered into a contract for service agreement with an officer and director of the Company to provide management services for $5,000 per month. The service agreement was renewed on January 1, 2014 for $3,000 per month for another 2 years.

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

9.

Capital Management

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

The capital structure of the Company consists of shareholder’s equity, comprising issued capital and deficit. The Company is not exposed to any externally imposed requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

10.  Income Taxes

The Company does not have any income tax liabilities during the current year and, accordingly, no income taxes are recorded.  The potential income tax benefits associated with losses incurred by the Company have not been recorded in the accounts as deferred tax assets as they are not recognized due to uncertainty of utilization of tax losses. These losses may be available to reduce taxable income in the future years.

The following table reconciles the expected income taxes expense (recovery) at the Canadian statutory income tax rates to the amounts recognized in the statements of operations and comprehensive loss for the years ended March 31, 2014 and 2013:

	Year ended March 31, 2014	Year ended March 31, 2013
Loss before income taxes	$(148,679)	$(166,154)
Statutory tax rate	26.00%	25.00%
Expected income tax (recovery)	(38,656)	(41,538)
Non-deductible items	232	509
Change in estimates	24,906	12,221
Change in enacted tax rate	-	(3,501)
Change in deferred tax asset not recognized	13,518	32,309

Total income tax (recovery) expense	$-	$-

Deferred taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes. Deferred tax assets (liabilities) as at March 31, 2014 and 2013 are comprised of the following:

SAN ANTONIO VENTURES INC.
(An exploration stage company)
Notes to Financial Statements
March 31, 2014
Expressed in Canadian dollars

10.  Income Taxes (cont’d…)

	2014	2013
Non-capital losses carry forwards	$141,845	$95,133
Cumulative eligible capital	175	188
Exploration and evaluation assets	(58,349)	(42,106)
Equipment	46	59
Financing costs	20,819	37,743
	104,536	91,017
Deferred tax asset not recognized	(104,536)	(91,017)
Net deferred tax asset (liability)	$-	$-

The Company has non capital loss carry-forwards of $545,558 (2013 - $365,895) which may be carried forward to apply against future year income tax for Canadian income tax purposes, subject to the final determination by taxation authorities, expiring in the following years:

2031	$28,628
2032	$124,987
2033	$204,278
2034	$187,665
Total	$545,558

The deferred tax assets have not been recognized because at this stage of the Company’s development, it is not determinable that future taxable profit will be available against which the Company can utilize such deferred tax assts.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

San Antonio Ventures Inc.

Registrant

Dated: July 30, 2014	Signed: /s/ “Christopher Dyakowski”
Christopher Dyakowski, President and CEO

