Form 20-F
period 2014-12-31
Renaissance Oil Corp.
filed 2015-04-30
CIK 1591476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to __________

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________________

Renaissance Oil Corp.

(Formerly San Antonio Ventures Inc.)

(Exact name of Registrant as specified in its charter)

British Columbia, Canada

(Jurisdiction of incorporation or organization)

15567 Marine Drive, White Rock, British Columbia, V4B 1C9

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.         47,153,469 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐  Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐     No  ☒  N/A ☐

Under the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), Renaissance is classified as an "Emerging Growth Company". Under the JOBS Act, Emerging Growth Companies are exempt from certain reporting requirements, including the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act. Under this exemption, the company’s auditor will not be required to attest to and report on management’s assessment of the company’s internal controls over financial reporting during a five-year transition period.  The Company is also exempt from certain other requirements, including the requirement to adopt certain new or revised accounting standards until such time as those standards would apply to private companies. The Company will remain an Emerging Growth Company for up to five years, although it will lose that status earlier if revenues exceed US$1 billion, or if the Company issues more than US$1 billion in non-convertible debt in a three year period, or if the market value of the common stock held by non-affiliates exceeds US$700 million.

Index to Exhibits on Page 66

- 2 -

Renaissance Oil Corp.

Form 20-F Annual Report

INTRODUCTION

Renaissance Oil Corp. (“Renaissance” or the “Company”), formerly San Antonio Ventures Inc., was incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010.

BUSINESS OF RENAISSANCE OIL CORP.

Renaissance is a natural resource exploration company engaged in the acquisition and exploration of energy and mineral properties.

There are no known proven reserves on Renaissance’s properties.  All of the Company’s properties are currently at the exploration stage. The Company does not have any commercially producing mines or sites, nor is the Company in the process of developing any commercial mines or sites.  The Company has not reported any revenue from operations since incorporation.  As such, Renaissance is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with resource and resource processing; fluctuations in oil and gas and mineral prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant’s common share price and volume; and tax consequences to U.S. Shareholders. We are not obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable

Item 2.  Offer Statistics and Expected Timetable

Not Applicable

Item 3.  Key Information

As used within this Annual Report, the terms “Renaissance”, “the Company”, “Issuer” and “Registrant” refer collectively to Renaissance Oil Corp., its predecessors and affiliates.

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2014 and 2013 were derived from the financial statements of the Company which have been audited by Deloitte LLP, Chartered Accountants, as indicated in its auditor’s report which is included elsewhere in this Annual Report.

The financial data for the fiscal year ended December 31, 2012 was derived from the financial statements of the Company as audited by Deloitte LLP, Chartered Accountants, although the financial statements and audit report are not included in this Annual Report. The financial statements are presented pursuant to a reverse takeover business combination (“RTO”) between Renaissance and R2 Energy Ltd. (“R2”) effective September 3, 2014. R2 was incorporated in Alberta on October 20, 2011 and began operations in 2012. For accounting purposes, R2 is the acquirer of San Antonio as a result of the RTO in September 2014 and all information presented in this annual report relates to the financial position, operations and results of R2 since its incorporation and the results of the consolidated entities after September 3, 2014.

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

Table No. 1

Selected Financial Data

 (CDN$ in 000, except per share data)

	Year Ended 12/31/14	Year Ended 12/31/13	Year Ended 12/31/12

Revenue	$Nil	$Nil	$Nil
Finance and Other Income	$164	$100	($13)
Net Loss	($1,984)	($1,288)	($1,921)
Total Comprehensive Loss	($1,984)	($1,288)	($1,921)
Basic and Diluted Loss Per Share	($0.06)	($0.06)	($0.13)
Dividends Per Share	$0	$0	$0
Wtg. Avg. Shares (000)	32,071	21,950	15,070
Working Capital	$3,772	($203)	$745
Exploration and Evaluation Assets	$435	$Nil	$Nil
Long-Term Debt	$Nil	$Nil	$Nil
Shareholder’s Equity	$5,095	$529	$1,706
Total Assets	$5,581	$954	$1,837

Table No. 2 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent years ended December 31st, the average rates for the period, and the range of high and low rates for the period. Table No. 2 also sets forth the rate of exchange for the Canadian Dollar at the end of the six most recent months, and the range of high and low rates for these periods.

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/14	$ 1.11	$ 1.16	$ 1.06	$ 1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02
Year Ended 12/31/10	1.04	1.08	1.00	1.00

Three Months Ended 3/31/15	$ 1.26	$ 1.28	$ 1.17	$ 1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02
Three Months Ended 3/31/12	1.00	1.03	0.98	1.00
Three Months Ended 12/31/11	1.01	1.06	0.99	1.02
Three Months Ended 9/30/11	0.99	1.04	0.94	1.04
Three Months Ended 6/30/11	0.96	0.99	0.95	0.96

March 2015		$ 1.28	$ 1.24	$ 1.27
February 2015		1.26	1.24	1.25
January 2015		1.27	1.17	1.27
December 2014		1.16	1.13	1.16
November 2014		1.14	1.12	1.14
October 2014		1.13	1.11	1.13

The exchange rate was $1.27 on March 31, 2015.

Statement of Capitalization and Indebtedness

Not Applicable

Risk Factors

An investment in the Common Shares of the Company must be considered speculative due to the nature of the Company’s business and the present stage of exploration and development of its exploration stage properties. In particular, the following risk factors apply:

Risks Associated with Oil and Gas Exploration

Oil and gas exploration is highly speculative and may not result in the discovery of commercial quantities of recoverable reserves

The exploration for oil and natural gas reserves involve a number of uncertainties that even thorough evaluation, experience and knowledge of the industry cannot eliminate. The expenditures to be made by us in the exploration of our properties may not result in discoveries of oil and natural gas in commercial quantities. Oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and other costs. The commercial viability of a hydrocarbon pool is dependent upon a number of factors which are inherent to the industry, such as the content and the proximity of infrastructure, as well as oil and natural gas prices which are subject to considerable volatility, regulatory issues such as price regulation, taxes, royalties, land tax, import and export of oil and natural gas, and environmental protection issues. Many exploration projects do not result in the discovery of commercially recoverable oil and gas reserves. If the Company is unable to discover commercially recoverable reserves, it would have a negative effect on the Company’s financial condition, or require the Company to cease operations altogether.

Oil and gas exploration has certain inherent risks which could have a negative effect on the Company

Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions. These conditions would have a negative effect on the Company’s operations and financial condition.

The Company is at the exploration stage and has no reserves

The Company is currently at the exploration stage, and has not discovered any reserves, nor can it guarantee that it ever will in the future. Even if the Company succeeds in discovering oil or gas deposits, they may not be in commercially viable quantities or locations. Until it discovers such reserves, it will not be able to generate any revenues from their exploitation and development.  If a property is determined to not contain any economic reserves, the entire amount spent on exploration will be lost. If the Company is unable to generate revenues from the development and exploitation of oil and gas reserves, it will have a negative effect on the Company’s operations and financial condition and may be forced to cease operations.

All of the Company’s Oil and Gas Interests are in Foreign Countries

Currently, the Company’s oil and gas exploration activities are focused on Spain and Mexico. Any changes in government policies may result in changes to laws affecting ownership of assets, exploration policies, monetary policies, taxation, rates of exchange, environmental regulations, labor relations and return of capital. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, could result in having a negative effect on the Company’s operations and financial condition.

Risks Associated with Mineral Exploration

Mineral exploration is highly speculative and has certain inherent risks which could have a negative effect on the Company

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

Risks Relating to the Financing of the Company

The Company has a material uncertainty about their ability to continue as a “Going Concern”:

The Company’s auditor has drawn attention to matters and conditions which indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a “going concern” contained in the Company’s Financial Statements for the fiscal year ended December 31, 2014. The ability of the Company to continue and carry out its business objectives are dependent upon the Company’s ability to obtain substantial additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company will require additional financing which could result in substantial dilution to existing shareholders

The Company is dependent on additional financing for exploration programs on its resource properties and general and administrative expenses.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a history of net losses and no operational cash flow to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future

None of the Company’s resource properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations.  The Company has paid no dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.  Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities which would likely have a negative effect on the stock price.

Risks Relating to an Investment in the Securities of the Company

The market for the Company’s common shares has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares

The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. commodity price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating resource commodities fluctuate from one business cycle to the next.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.

In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies.  For these reasons, the price of the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, shareholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the shares.

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer Craig Steinke and Chief Financial Officer Jeremy Crichton.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

Certain officers and directors may have conflicts of interest

Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies.  While the Company is engaged in the business of acquiring and exploring resource properties, such associations may give rise to conflicts of interest from time to time.  The Directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company.  If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

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

U.S. investors may not be able to enforce their civil liabilities against the company or its directors, controlling persons and officers

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in Canada under the laws of British Columbia. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process in the United States upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under United States securities laws.  There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

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

As a “Foreign Private Issuer”, the Company is exempt from the Section 14 Proxy Rules and Section 16 of the 1934 Securities Act

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Renaissance’s registered office is located at:

2200 – 885 West Georgia Street,

Vancouver, British Columbia, V6C 3E8

Renaissance’s head office is located at:

15567 Marine Drive,

White Rock, British Columbia, V4B 1C9

Telephone: (604) 609-6110

The Contact person is Gordon Keep, Director.

The Company’s head office is rented from Craig Steinke, CEO and a Director of the Company. There is no written or contractual agreement between the Company and Mr. Steinke for office space.

The Company’s fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "ROE".

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2014, the end of the most recent fiscal year, there were 47,153,469 common shares issued and outstanding.

Corporate Background

The Company was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia). The Company is listed on the TSX Venture Exchange under the symbol “ROE”.

On September 3, 2014, R2 Energy Ltd. (“R2”) completed a reverse takeover (“RTO”) of San Antonio Ventures Inc. “San Antonio” whereby R2 shareholders were issued one post-consolidation common share of the continuing entity, Renaissance Oil Corp. (“Renaissance” or “the Company”) for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis. A total of 4,741,250 common shares were issued to the former shareholders of San Antonio pursuant to the RTO on the acquisition of San Antonio.

R2 was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011 and changed its name to R2 Energy Ltd. on November 21, 2011.  R2 began its operations in 2012.  Upon completion of the RTO, the Company changed its name to Renaissance Oil Corp. The Company is listed on the TSX Venture Exchange under the symbol “ROE”.

The Company has two legal subsidiaries: 100% owned R2, incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010 and 100% owned Renaissance Oil Corp. S.A. de C.V, which was incorporated in Mexico on December 17, 2014.  In addition, the Company has a 40% interest in Montero Energy Corporation S.L, a private company incorporated in Spain on December 26, 2011.

For accounting purposes, R2 is the acquirer of San Antonio as a result of the RTO in September 2014 and all information presented in this annual report relates to the financial position, operations and results of R2 since its incorporation and the results of the RTO after September 3, 2014.

The registered office of the Company is 2200-885 West Georgia Street, Vancouver, British Columbia and the Company’s head office is located at 15567 Marine Drive, White Rock, British Columbia. The Company’s focus is the acquisition, exploration and development of oil and gas properties.   The Company has not generated revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Mexico, Europe and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain.

Effective September 16, 2014, the Company’s common shares were consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share. All common share, share purchase warrant, share option, and per share amounts in this annual report have been retrospectively restated to present post-consolidation amounts.

Currently, the Company conducts unconventional petroleum and natural gas exploration in Spain and Mexico and mineral exploration in British Columbia, Canada.

History and Development of the Business

San Antonio was incorporated in British Columbia under the Business Corporations Act (British Columbia) on June 9, 2010. Prior to the initial public offering, the Company sold 987,500 common shares for cash proceeds of $177,500 and 1,675,000 flow-through common shares for proceeds of $154,750.

San Antonio completed its initial public offering of shares in November, 2011. A total of 1,978,750 common shares were sold at an offering price of $0.40 per share. Cash proceeds, net of share issuance costs, from the initial public offering was $591,318. The Company’s shares began trading on the TSX Venture Exchange under the symbol “SAN” on November 3, 2011.

Under an option agreement dated September 27, 2010 between San Antonio, Richard Billingsley and Dwayne Kress, the San Antonio agreed to acquire an undivided interest in 11 mineral claims from Billingsley and Kress known as the “Fame property”.  Consideration for the claims was $40,000 cash and the issuance of 50,000 common shares of San Antonio.  During the fiscal year ended March 31, 2012, San Antonio fulfilled the terms of the agreement and has received 100% interest in the property.

During fiscal 2011, San Antonio commissioned an airborne geophysical survey over the Fame property which was used to identify specific targets for San Antonio’s exploration programs.

During fiscal 2012, San Antonio completed a comprehensive soil geochemical program on the Fame property. The program was successful in delineating anomalies over known gold occurrences as well as discovering several new significant anomalies over previously unexplored areas. A total of 12 kilometers of strike length of potential mineral bearing structures have been identified.

During fiscal 2013, San Antonio actively sought a joint-venture partner to fund the next phase of exploration on the Fame property.

On September 3, 2014, R2 Energy Ltd. (“R2”) completed a reverse takeover (“RTO”) of San Antonio Ventures Inc. (“San Antonio”) whereby R2 shareholders were issued one post-consolidation common share of the continuing entity, Renaissance Oil Corp. (“Renaissance” or “the Company”) for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis. A total of 4,741,250 common shares were issued to the former shareholders of San Antonio pursuant to the RTO on the acquisition of San Antonio. Concurrent with the completion of the RTO, the Company changed its name from San Antonio Ventures Ltd. to Renaissance Oil Corp.

Business Overview

The Company is in the business of identifying and acquiring prospective land to explore for unconventional oil and natural gas exploration in shale in Spain and Mexico.

In Spain, the Company conducts business through its 40% owned Spanish subsidiary, Montero Energy Corporation, S.L. (“Montero”). Montero has been the successful bidder on approximately 1.3 million acres of lands which are prospective for the exploration and development of shale gas and oil. The Company is now awaiting final awards.

In Mexico, the Company has an agreement with Haliburton Energy to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries and shale prospects. Recent reforms will allow foreign exploration and production companies to acquire land in Mexico, with the first of property bids scheduled to occur in the first half of 2015.

The Company also has an interest in a mineral exploration property in British Columbia, Canada. It holds a 100% interest in the Fame property located in British Columbia, Canada. The property is at the exploration stage. There is no assurance that a commercially viable resource deposit is present the Company’s property, and additional exploration is required before it is determined if the property is economically and legally viable.

To date, the Company has received no revenue. All operating funds have been received from the sale of common shares. The Company is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on the property Please see the individual property descriptions below for the details of the Company’s current explorations projects.

Oil and Gas Properties

Spain

The Company has a 40% interest in Montero Energy Corporation S.L. which has been the successful bidder on approximately 1.3 million acres of lands prospective for the exploration and development of shale gas and oil. The Company is now awaiting final awards of the permits.

How Acquired

The Company incorporated Montero in Spain on December 26, 2011. The Company originally had a 100% interest in Montero. In April 2014, Grupo SAMCA (“SAMCA”) subscribed for shares representing 60% of the shares of Montero for Eur 1,100,000 (approximately US $1.5 million) which reduced the Company’s interest in Montero to a 40% interest. SAMCA is a diverse industrial corporation with operations in energy, mining, industrial minerals, agriculture, environmental and various other business lines in Spain. Many of SAMCA’s industrial operations are strategic to R2’s permit areas. Within and proximal to the permit areas, SAMCA provides a substantial amount of employment and has strong relationships with many levels of government and community members.

Spain has recently liberalized its hydrocarbon extraction regime to allow fracking, which is crucial for successful exploitation of shale oil and gas. The Company acquired an extensive proprietary data base which covers all Spanish sedimentary basins. The data base led to Montero making application for eight exploration permits covering a total of approximately 1.3 million acres. Montero was the successful applicant for all eight permit applications and is now awaiting final awards in order to commence exploration operations.

Permit Applications

The Company has successfully applied for eight exploration permits in Spain, pending final approval. The description of each permit follows:

Galileo Permit – Basque Cantabrian Basin

The permit is located within northeastern Spain and has consists of 77,737.5 hectares (192,094 acres).

The term of the permit will be six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

The Galileo permit is located within the Basque-Cantabrian Basin which constitutes the western extension of the Pyreanean folded belt. It is a Mesozoic-Cenozoic basin with the Tertiary Duero and Ebro basins to the south and the Paleozoic Asturian massif to the west. The Galileo permit is located approximately halfway between the onshore Ayoluengo oil field and the offshore Gaviota gas field.

During the Jurassic Era, the Basque-Cantabrian Basin was an intracratonic basin located in a subtropical epicontinental seaway with a depositional section up to 600 m in thickness. A published cross-section of the Jurassic section over the Galileo permit shows the gas shale zone of interest consisting of two formations which depositionally thin from south to north. The organic rich Castillo Pedrosa and Camino formations are also shown in the composite log of Well Espinosa CB-1, which is located just to the south of the Galileo permit and shows a 105 metre organic rich marly zone between the depths of 2,795 metres and 2,900 metres with two reported mud gas shows.

Copernico and Kepler Permits – Central Ebro Basin

Land

These Copernico and Kepler permits are located within the autonomous community of Aragon in Northeastern Spain. Each permit has an area of 64,210 hectares (158,666 acres).

The term of the permits is six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

The Ebro Basin is a Cenozoic basin in northeastern Spain, triangular in shape, and located between the Iberian Ranges to the south, the Pyrenees mountains to the north and the Catalonian coastal ranges to the east. The basin evolution is mainly linked to the development of the Pyrenean orogeny and represents the southern foreland basin of the Pyrenees Mountains.

As well as Cenozoic intermontane deposits, the basin is underlain by a Paleozoic and Mesozoic sedimentary section. Only one well in the basin has penetrated a significant Paleozoic sedimentary section, Ballobar 1. In this well, the Cenozoic section is 3,590 feet in thickness, the Mesozoic section is 6850 feet in thickness and the well penetrated 875 feet of Paleozoic section consisting of a Devonian-Silurian interval before reached total depth within a Silurian shale interval. The Company considers the Devonian-Silurian section to be the most prospective interval for potential shale gas production on these permits. The Devonian section is also prospective for shale gas on the permits, and Well Ballobar 1 fully penetrated the Devonian section at that location which included a 990 feet shale section at the top of the interval.

Platon, Aristoteles, Pitagoras and Arquimedes Permits - Maestrazgo Basin

Land

The Platon, Aristoteles, Pitagoras and Arquimedes permits are located in the Maestrazgo Basin of eastern Spain. The Platon permit is located within the Autonomous Community of Aragon while the other three permits are located within the autonomous community of Valencia. The Platon permit has an area of 55,412 hectares (136,925 acres), the Aristoteles permit an area of 42,374 hectares (104,707 acres), the Pitagoras permit an area of 58,671 hectares (144,979 acres), and the Arquimedes permit an area of 94,525 hectares (233,576 acres).

The term of the permits will be six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

These four permits are located in the southern portion of the Iberian Ranges of central Spain. They cover much of the Maestrazgo Basin, which is a Mesozoic basin that commenced as a Triassic depocentre and referred to as the Maestrat Depocentre. A major marine transgression occurred took place during the Jurassic resulting in carbonate deposition. Tertiary convergence brought about the inversion of the Iberian Ranges into an uplifted area as presently seen.

To the north of the Maestrazgo Basin is the Castelotte Fold Zone, to the south is the Ateca-Castellon Fault Zone and to the east is the Coastal Fault Zone. Just 22 kilometres offshore of the Arquimedes permit is the now abandoned Amposta oil field which produced 56 million barrels of oil from 1973 to 1989 from a karsitic Lower Cretaceous limestone reservoir. Source rock for the field is considered to be a Jurassic marine marly unit. This field has recently been re-established as the Castor underground gas storage reservoir.

The gross thickness of the Triassic gas shale zone on the westernmost Platon permit averages approximately 600 feet, based on the two wells drilled on the permit. For the adjoining Aristotles permit to the east, the average thickness of the Triassic gas shale zone is slightly thinner at 585 feet. The gross thickness of the Jurassic gas shale zone on the easternmost Arquimedes permit averages approximately 360 feet based on the two wells drilled on the permit. For the adjoining Pitagoras permit to the west, the zone appears to becoming gradually more calcareous based on wells to the west.

Edison Permit – North Almazon Basin

The Edison permit is located within the autonomous community of Castile and Leon in Northern Spain. The permit has an area of 77,052 hectares (190,400 acres).

The term of the permits is six years with the possibility of two three-year extensions. No royalties or ad valorum taxes on hydrocarbon production will be assessed by national, regional or local governments.

The permit is located on the northern edge of the Almazon Basin, a Tertiary Basin located within the Iberian Ranges of Central Spain. The Company has identified two potential shale gas zones in the Carboniferous and Jurassic section within the permit.

There are Carboniferous outcrops throughout the Iberian Ranges. The target zone is the La Hoz Formation, a thick marine shale section interbedded with hemipelagic limestones and thin sandstones beds. This formation represents sediments prograding northwards into a deep marine basin. At the base of well EI Gredal 1, located to the south of the permit, a fissile organic rich shale unit was penetrated and is interpreted to be Carboniferous.

The potential shale reservoir zone in this interval is the Turmiel Formation, a widespread marly shale that was deposited on an open relatively deep platform. In well Castelfrio 1 located on the Edison permit, a thick organic rich marly shale can be identified on the lithology log. Through this interval, samples are described as black, carbonaceous and pyritic.

Mexico

Mexico is currently the 10th largest producer of oil in the world. In 1938, the government expropriated all foreign owned petroleum land and assets and nationalized all exploration and production under the national oil company, PEMEX. Mexican law barred foreign companies from participating in the Mexican industry. In response to a need for increased investment and modernizing the industry, Mexico instituted industry reforms in 2014 which will allow direct foreign investment in the Mexican oil and gas industry for the first time in 76 years. The first round of bidding for both exploration and production blocks is commencing in the first half of 2015. This round is expected to be the first of a total of five bidding rounds over a three-year period.

The Company conducts business in Mexico through its 100% owned subsidiary Renaissance Oil Corp. S.A. de C.V. The Company intends to participate in the bidding for these exploration and production blocks through technical and logistical support from Halliburton Energy Services, Inc. (“Halliburton”).  The Company has completed a consulting agreement with Halliburton where Halliburton will provide assistance to the Company to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries, and shale prospects in Mexico. This arrangement adds significant depth to the Company’s technical team and includes petrophysical, geological, geophysical and geochemical analysis, as well as petroleum engineering and project management.

Mineral Property

Fame Property

The Fame Property is an exploration stage property located in British Columbia, Canada and covers approximately 3,200 hectares. The Company currently has a 100% interest in the property.

The project is at the exploration stage and currently does not contain proven mineral reserves.

How Acquired

Under an option agreement dated September 27, 2010 between the Company, Richard Billingsley and Dwayne Kress, the Company agreed to acquire an undivided interest in 11 contiguous mineral claims from Billingsley and Kress known as the “Fame property”.  Consideration to acquire a 100% interest was $40,000 cash and the issuance of 50,000 common shares (adjusted for the 1 new for 2 old common share consolidation). The Company fulfilled the terms of the agreement and has received 100% interest in the property.

The title to the mineral claims have been transferred to the Company from a Director of the Company, who had been holding the claims in-trust and on behalf of the Company. Currently, the Company’s exploration expenditures made on the Fame property have the Company’s claims in good standing with no additional work commitments or payments until June 2021.

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

Exploration History

After optioning the property in 2010, the Company contracted Aeroquest Airborne of Mississauga, Ontario to conduct a helicopter-borne magnetic and TEM survey over the property. In November 2010, 405 kilometers of lines were flown, covering an area of approximately 3200 hectares. The results of the survey were used to identify specific targets for the Company’s exploration programs.

During fiscal 2012, the Company’s completed a comprehensive soil geochemical program on the Fame property. A total of 4417 soil samples were collected on a grid at a spacing of 100 meters by 50 meters, covering an area of approximately 2180 hectares and including all known showings. The program was managed on site by the Company’s then President and CEO, Christopher Dyakowski. The program was successful in delineating anomalies over known gold occurrences as well as discovering several new significant anomalies over previously unexplored areas. A total of 12 kilometers of strike length of potential mineral bearing structures have been identified. Several new targets were identified for specific interest for additional exploration. In addition, an electromagnetic Beep Map survey was performed over the north part of the Discovery Zone and the Double Diamond showing. The electromagnetic survey and sampling program was performed by a third party contractor. All sample locations were mapped and location observations were recorded. Samples were collected and bagged before being sent to Acme Labs in Vancouver, B.C. for Inductively Coupled Plasma Mass Spectrometry (ICP-MS) analysis. Acme inserted standards and blanks in the sample sequence, and prepared pulp duplicates in the lab.

Exploration Recommendations

Based on the results of the 2011 and 2012 exploration programs, a program of additional exploration has been recommended. This work is expected to include geophysical surveys to penetrate the pervasive thick glacial cover and post mineral Miocene basalt which has made exploration on the property difficult. This work may include a 3D IP survey that could identify zones of silicification as well as pyrite in clay alteration zones related to epithermal gold mineralization. An IP survey of roughly 50km of 100 meter spaced lines to cover an area of 468 hectares is proposed at an estimated cost of $200,000. The Company is seeking farm-out arrangements on the property to fund additional exploration on the property.

Item 5.  Operating and Financial Review and Prospects

Overview

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

On September 3, 2014, the Company acquired 100% of the issued and outstanding shares of R2 Energy Ltd. in exchange for common shares of the Company. Accordingly, for accounting purposes, R2 is the parent company (legal subsidiary) and Renaissance is the subsidiary (legal parent) in the financial statements. R2 was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in the financial statements at their historical carrying value. Renaissance’s results of operations have been included from September 3, 2014 onward.

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.27 on March 31, 2015.

The Company has since inception primarily financed its activities through the issuance of equity.  The Company anticipates having to raise additional funds by equity issuance in the next several years, as the Company is at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs as well as the general economic climate.

Results of Operations

Year Ended December 31, 2014 vs. Year Ended December 31, 2013

During the year, the Company completed the acquisition of R2 Energy Ltd. and changed its name to Renaissance Oil Corp.  Through the acquisition of R2, the Company entered the energy industry with the pending final grant of permits in Spain and an agreement with Halliburton to evaluate and bid on concessions in Mexico.

The net and comprehensive loss for the fiscal year ended December 31, 2014 was ($1,984,246), or ($0.06) per share, compared to a net and comprehensive loss of ($1,287,552), or ($0.06) per share, for the fiscal year ended December 31, 2013. In the current year, expenses totaled $2,148.043, an increase of $760,371 from the expenses of $1,387,672 recorded in fiscal year ended December 31, 2013. Advisory and Consulting Fees rose to $979,258 from $888,890 due to the higher level of operating activity in the current year. Professional Fees increased to $738,903 from $257,643 due to legal fees and auditing fees related to the RTO of R2 Energy. Share-based compensation rose to $251,313 from $110,549 as additional share purchase options were granted in the current year. Marketing and travel rose to $100,089 from $67,118 and general and administrative decreased to $54,614 from $61,496. Regulatory and filing totaled $22,119 compared to $Nil in the prior year, with the amounts related to the RTO. Depreciation fell slightly to $1,747 from $1,976.

Other items included a gain on loss of control of subsidiary of $214,599. This gain was a result of a reduction of the Company’s interest in Montero from 100% to 60% as Grupo SAMCA (“SAMCA”) subscribed for shares representing 60% of the shares of Montero for Eur 1,100,000 (approximately US $1.5 million). Equity loss on investment in associate was $94,414 which was the Company’s 40% share of Montero’s loss during the year. Finance income was $15,680 compared to $840 as the Company had higher cash balances during the year. Foreign exchange gain declined to $27,932 from $99,280 due to less favorable exchange rates during the current year.

Year Ended December 31, 2013 vs. Year Ended December 31, 2012

During the year, the Company evaluated oil and gas prospects in Spain.

The net and comprehensive loss for the fiscal year ended December 31, 2013 was ($1,287,552), or ($0.06) per share, compared to a net and comprehensive loss of ($1,921,231), or ($0.13) per share, for the fiscal year ended December 31, 2012. In the current year, expenses totaled $1,387,672, a decrease of $520,225 from the expenses of $1,907,897 recorded in fiscal year ended December 31, 2012. Many expenses were higher in fiscal 2012 due to the commencement of operations by R2 Energy. Professional fees declined to $257,643 from $889,268 and advisory and consulting rose to $888,890 from $476,754. Share-based compensation was $110,549 compared to $Nil in fiscal 2012 as stock options were granted for the first time in fiscal 2013. Marketing and travel declined to $67,118 from $201,564, licenses and permits fell to $Nil from $250,443 as expenses were higher in 2012 due to the establishment of operations in Spain and Mexico. General and administrative declined to $61,496 from $70,889 and marketing fell to $Nil from $14,183. Equipment rental was $Nil in fiscal 2013 compared to $3,054 in fiscal 2012, and depreciation rose slightly to $1,976 from $1,742. Other items included finance income of $840 compared to $623 in prior year. Foreign exchange gain was $99,280 compared to a loss of $13,957 in fiscal 2012 due to more favorable exchange rates during fiscal 2013.

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2014 was $3,772,194, including cash of $4,168,687. The Company estimates it will spend approximately $3,700,000 on property exploration and general and administrative expenses in fiscal 2015. The current working capital is sufficient to meet its anticipated obligations for the remainder of Fiscal 2015. However, the Company will likely require additional funds to meet its anticipated obligations in future periods and if it is successful in obtaining land concessions in Mexico.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed since inception, adjusted for the 1 new for 2 old common share consolidation effective September 16, 2014. The Company changed its fiscal year-end from March 31 to December 31 upon the completion of the RTO in September 2014.

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds or Deemed Value

Period from inception	Private placement flow-through shares	612,500	$ 0.02	$ 12,250
on June 9, 2010 to	Private placement flow-through shares	700,000	0.10	70,000
March 31, 2011	Private placement flow-through shares	362,500	0.20	72,500
	Private placement common shares	200,000	0.10	20,000
	Private placement common shares	787,500	0.20	157,500

Fiscal Year 2012	Initial Public Offering	1,978,750	$ 0.40	$ 791,500
	Corporate finance fee	50,000	0.40	20,000
	Mineral property acquisition	50,000	0.40	20,000

Fiscal Year 2013	No issuances

Fiscal Year 2014	Private placement common shares	19,166,666	$ 0.30	5,750,000
	Finders fees	171,333	$ 0.30	51,400
	Shares issued in settlement of accounts payable	1,124,666	$ 0.30	337,400
	**Issued to R2 shareholders	21,949,554	-	-

**R2 Common Share Issuances	Private placement common shares	200	$1.00	200
	Private placement common shares	10,000,000	$ 0.10	1,000,041
	Private placement common shares	3,469,354	$ 0.25	867,339
	Private placement common shares	8,000,000	$ 0.23	1,865,600
	Share issue costs	480,000	-	-

Year Ended December 31, 2014

At the end of the fiscal year, the Company's working capital was $3,772,194 compared to negative working capital of ($202,817) as of December 31, 2013. The higher level of working capital was primarily due to the completion of a private placement for gross proceeds of $5,750,000 during the current year.

Operating activities used cash of ($1,560,189), which included the net loss for the year of ($1,984,246). Adjustments for items not involving cash included depreciation of $1,747, share-based compensation from the grant of incentive stock options of $251,313, loss on investment of associate related to the Company’s share of Montero’s annual loss of $94,414, and gain on control of subsidiary of ($214,599) from the Company’s sale of a 60% interest in Montero to SAMCA. Changes in non-cash working capital items include an increase in accounts receivable of ($48,674), an increase in prepaid expenses of ($18,025), and an increase in trade and other payables of $357,881.

Investing activities provided cash of $3,793. Disposition of cash on loss of control of subsidiary was ($11,192), acquisition of cash from the reverse takeover transaction was $18,557, and purchase of equipment used cash of ($3,572).

Financing activities provided cash of $5,550,711. Issuance of common shares provided cash of $5,750,000, and share issue costs used cash of ($199,289). Effect of exchange rate changes on cash was ($17,188).

Cash and cash equivalents totaled $4,168,687 as of December 31, 2014, compared to cash and cash equivalents of $191,560 as of December 31, 2013, an increase of $3,977,127. During the year, the Company issued a total of 42,412,219 common shares. 21,949,554 common shares were issued to R2 shareholders pursuant to the RTO; 1,124,666 common shares were issued for the settlement of accounts payable; 19,166,666 common shares were issued pursuant to a private placement of common share units, with each unit consisting of one common share and common share purchase warrant at a price of $0.30 per unit. Each warrant is exercisable into one additional common share at a price of $0.50 until July 31, 2019. 171,333 common shares were issued as finders fees related to the private placement of common share units during the year.

Fiscal Year Ended December 31, 2013

At the end of the fiscal year, the Company had negative working capital of ($202,817) compared to positive working capital of $745,044 as of December 31, 2012.

During the year, Operating Activities used cash of ($951,237), including the loss for the year of ($1,287,552). Items not affecting cash consisted of depreciation of $1,976, share-based compensation related to the grant of incentive stock options of $110,549, and unrealized foreign exchange loss of ($96,917). A decrease in accounts receivable provided cash of $26,412, and an increase in trade and other payables provided cash of $294,295.

Investing Activities provided cash of $303,741, with the entire amount due to changes in restricted cash balances. There were no Financing Activities during the year as no common shares were issued. Effect of exchange rate changes on cash was $19,385.

Cash and cash equivalents totaled $191,560 at December 31, 2013 compared to cash and cash equivalents of $819,671 as of December 31, 2012, a decrease of ($628,111).

Significant Accounting Policies

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements were approved by the board of directors of the Company on April 29, 2015.

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

Significant accounting judgments and estimates

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Critical Judgments

Going Concern

The preparation of these consolidated financial statements requires management to make judgments regarding the going concern assumption for the Company as discussed in Note 1.

Reverse Takeover

As disclosed in Note 4, San Antonio completed a RTO of R2 Energy in the year. The RTO requires management to make judgements regarding the accounting acquirer and accounting acquiree.

Investment in Associate

As disclosed in Note 6, the Company disposed of its controlling interest in Montero Energy Corporation S.L. (“Montero”). This disposition requires management to make judgement regarding whether the Company retains significant influence in Montero.

Impairment Indicators

The estimate of the recoverable amounts of the Company’s long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amounts and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amounts or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets. The estimate of the recoverable amount of the Company’s investment in long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amount and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amount or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include:

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of oil and gas reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. The measurement of deferred income tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

The principal accounting policies used in the preparation of these consolidated financial statements are described below:

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, R2 and Renaissance Oil Corp. SA de CV. As R2 was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. San Antonio’s results of operations have been included from September 3, 2014.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents includes deposits held with banks that are available on demand and highly liquid, short-term investments that are cashable on demand.

Equipment

Equipment is recorded at cost less accumulated depreciation.  Depreciation begins when the asset is put into service and is calculated annually using the straight line method over 3 years. The cost of maintenance and repairs is charged to expense as incurred.  The cost of significant renewals and improvements is added to the carrying amount of the respective asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance, and any resulting gain or loss is reflected in the statement of loss and comprehensive loss.

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to profit or loss as incurred, unless future economic benefit is expected to be realized. The Company capitalizes the costs of acquiring, maintaining its interest in, exploring and evaluating oil and gas and mineral properties until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs are expensed as incurred. Exploration and evaluation properties are not amortized during the exploration and evaluation stage.

At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units to which the exploration activity relates. Each of the Company’s properties is considered to be a separate cash generating unit. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Financial Instruments

Financial instruments are classified into one of the following categories: fair-value-through-profit-and-loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial instruments are measured in the statement of financial position at fair value, except for loans and receivables, held-to-maturity investments, and other financial liabilities, which are measured at amortized cost. Subsequent measurement of financial instruments measured at fair value is dependent upon initial classification as follows: (1) fair-value-through-profit-and-loss financial assets are measured at fair value with changes in fair value recognized in net income (loss); (2) available-for-sale financial instruments are measured at fair value with changes in fair value recognized in other comprehensive income until the instrument is derecognized or impaired.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and trade and other payables. Cash and cash equivalents and accounts receivable are classified as loans and receivables. Trade and other payables are classified as other financial liabilities.

Loss per Share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive.  For this purpose, the “treasury stock method” is used which assumes proceeds upon the exercise of share options and warrants are used to purchase common shares at the average market price during the period.

Income Taxes

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized in net  income or loss  except  to  the  extent  that  it  relates  to  a  business  combination  or  items  recognized  directly  in equity or in other comprehensive income or loss. Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.

Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the  deferred  tax  asset  can  be  utilized.    At  the  end  of  each  reporting  period  the  Company  reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the  extent  that  it  has  become  probable  that  future  taxable  profit  will  allow  the  deferred  tax  asset  to  be recovered.

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

Foreign Exchange

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each statement of financial position date to reflect exchange rates prevailing at that date. Non-monetary assets and liabilities are translated at historical exchange rates. Gains and losses on translation are included in determining net loss for the year.

Investments in Associates

When the Company determines that it has significant influence over an investment, the investment is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro rata share of post-acquisition earnings or loss of the investee. The amount of the adjustment is included in the determination of net earnings (loss) and the investment account is also increased or decreased to reflect the Company’s share of capital transactions. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The Company periodically assesses its investments to determine whether there is any indication of impairment. When there is an indication of impairment, the Company tests the carrying amount of the investment to ensure it does not exceed the higher of the present value of cash flows expected to be generated (value in use) and the amount that could be realized by selling the investment (fair value less cost to sell). When a reduction to the carrying amount of an investment is required after applying the impairment test, an impairment loss is recognized equal to the amount of the reduction.

Newly Adopted Accounting Policies

IFRIC 21

IFRIC 21 "Levies is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., International Accounting Standard (“IAS”) 12 "Income Taxes") and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. Lastly, the interpretation clarifies that a liability should not be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this interpretation on January 1, 2014 did not have a material impact on these consolidated financial statements.

Future Accounting Standards and Amendments Effective After December 31, 2014

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2018. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its consolidated financial statements and they are not expected to have any material impact.

Variation in Operating Results

Management periodically, through the exploration process, reviews results both internally and externally through mining related professionals.  Decisions to abandon, reduce or expand exploration efforts is based upon many factors including general and specific assessments of exploration properties, the likelihood of the discovery of economic resources, land costs, estimates of future resource prices, potential extraction methods and costs, the likelihood of positive or negative changes to the environment, permitting, taxation, labor and capital costs.  There cannot be a pre-determined hold period for any property as geological or economic circumstances render each property unique.

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.27 on March 31, 2015.

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

Tabular Disclosure of Contractual Obligations

The Company currently has no contractual obligations. The Company currently rents office space from Craig Steinke, CEO, on a verbal agreement on a month-to-month basis at a cost of $1,000 per month.

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of March 31, 2015 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.  All Directors are citizens and residents of Canada except Craig Steinke, who is a resident of Washington State. Each director was re-elected to the Board at the meeting of shareholders held on September 12, 2014.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Craig Steinke	57	September 3, 2014
Ian Telfer (1) (2)	69	September 3, 2014
Gordon Keep (1) (2)	58	September 3, 2014
Christopher Dyakowski (1) (2)	63	June 10, 2010

(1) Member of Audit Committee.
(2) Member of Nominating and Corporate Governance Committee.

Members of the Audit Committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated August 12, 2014.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of March 31, 2015, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada except Craig Steinke, who is a resident of Washington State.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Craig Steinke	Chief Executive Officer	57	September 3, 2014
Jeremy Crichton	Chief Financial Officer	33	September 3, 2014
Carmen Etchart	Corporate Secretary	48	September 3, 2014

Craig Steinke was the co-founder, Chief Executive Officer and director of R2 Energy Ltd. and became CEO and a Director of the Company upon the completion of the RTO with R2 Energy.  He has over 20 years of experience in the global oil and gas industry, specializing in property acquisitions and resource development. During his career, Mr. Steinke has contributed to the acquisition, development and financing of over 25 million acres of domestic and international petroleum and natural gas rights. Mr. Steinke has also initiated and developed several unconventional resource companies, with a focus on shale gas. Most recently, Mr. Steinke was Executive Chairman and Chief Executive Officer of Realm Energy International Corporation, a Canadian energy company focused on exploration and development of shale plays in Europe and emerging markets. Mr. Steinke is educated in Petroleum Land Management and received certification with the CWC School of Energy (London, England) in World Fiscal Systems for Oil and Gas. He is also a member of the Association of International Petroleum Negotiators, an organization that enhances the professionalism of cross-border energy negotiators worldwide. Mr. Steinke spends approximately 100% of his time on the Company’s business.

Jeremy Crichton has served as Chief Financial Officer of the Company since the completion of the RTO with R2 Energy. Mr. Crichton is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Victoria. He is Vice President of Fiore Management & Advisory Corp., a private financial advisory firm and previously worked in the audit practice of Deloitte and Touche LLP. He has extensive experience in senior financial capacities with natural resource companies. He currently serves as Chief Financial Officer of several junior natural resource companies, including Klondike Gold Corp., Rusoro Mining Ltd. and Uracan Resources Ltd., which are all mineral exploration companies traded on the TSX Venture Exchange. He spends approximately 30% of his time on the Company’s business.

Carmen Etchart has served as Corporate Secretary of the Company since the completion of the RTO with R2 Energy. She has over 20 years of experience in senior administration and foreign relations, with a strong background in project and event coordination and execution. During this time, she has gained valuable skills from working in a variety of industries in Canada and internationally. In the last eight years, Ms. Etchart has served as Corporate Secretary for several publicly traded North American junior oil and gas exploration companies; the most recent being Realm Energy International Corporation, from its inception to its merger with San Leon Energy PLC in November 2011. Since March 2004, she has also been serving as Office Manager for Reconnaissance Energy Corporation. She spends approximately 90% of her time on the Company’s business.

Ian W. Telfer has over 25 years of experience in the mining industry, with a focus on the precious metals sector. Mr. Telfer currently serves as Chairman of the Board of Goldcorp Inc., a gold production company traded on multiple stock exchanges worldwide, including the Toronto and New York Stock Exchanges. Mr. Telfer has also served as director and/or officer of several Canadian and International mining companies, including Uranium One Inc., New Gold Inc. and Peak Gold Ltd. Mr. Telfer is the former Chairman of the World Gold Council, an organization comprised of representatives from the world’s leading gold mining companies. Mr. Telfer has received special achievement awards from various organizations, including the Prospectors and Developers Association of Canada, Ernst & Young Entrepreneur of the Year, and the BC & Yukon Chamber of Mines. Mr. Telfer is a Chartered Accountant and holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa. He spends approximately 10% of his time on the Company’s business.

Gordon Keep is a Professional Geologist in the Province of British Columbia and holds a Bachelor of Science in Geological Sciences from Queen’s University and a Masters Business Administration from the University of British Columbia. Mr. Keep has extensive business experience in investment banking and creating publically traded natural resource companies. Mr. Keep is the Chief Executive Officer of Fiore Management & Advisory Corp., a financial advisory firm. Mr. Keep also currently serves as director and/or officer for several junior mining and junior oil and gas companies, including Klondike Gold Corp. Oceanic Iron Ore Corp., Catalyst Copper Corp., Encanto Potash Corp. Rusoro Mining Ltd., and Uracan Resources Ltd., all of which are mineral exploration companies traded on the TSX Venture Exchange; Petromanas Energy Inc., an oil and gas exploration company traded on the TSX Venture Exchange; Peregrine Diamonds Ltd., a mineral exploration company traded on the TSX Exchange; and Eastern Platinum Limited, a mineral exploration company traded on the TSX and Johannesburg Stock Exchanges. He spends approximately 10% of his time on the Company’s business.

Christopher I. Dyakowski served as President, CEO and a Director of the Company from incorporation until the RTO with R2 Energy, whereupon he continues to serve as a Director.  Mr. Dyakowski is a professional Geoscientist and holds a Bachelor of Science Degree (Geology) from the University of British Columbia which he obtained in 1975. He has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992. He is President of Max Investments, a private investment company. He is a past officer and director of several public reporting issuers in both Canada and the United States, and currently serves as a director of Noram Ventures, a mineral exploration company traded on the TSX Venture Exchange. He spends approximately 5% of his time on the Company’s business.

Gordon Keep was a director of Rusoro Mining Ltd. (“Rusoro”) on May 21, 2013 when the British Columbia Securities Commission (“BCSC”) issued a cease trade order against Rusoro for failure to file its audited financial statements for the year ended December 31, 2012 and related MD&A. On June 5, 2013 and June 7, 2013 respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission (“OSC”) and the Authorite des Marches Financiers (“AMF”). On August 21, 2013, the BCSC, on August 28, 2013 the AMF and on September 4, 2013 the OSC, granted full revocations of the cease trade order issued by each of them. Rusoro was unable to file its December 31, 2012 financial statements and MD&A by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

In September 2013, Ian Telfer entered into a settlement agreement with the Ontario Securities Commission (“OSC”) with respect to allegations that he acted contrary to the public interest in connection with a share transaction in 2008. Mr. Telfer cooperated fully with the OSC staff and, pursuant to a settlement agreement, paid C$200,000 towards the costs of the investigation.

Other than the cease-trade orders and settlement agreement named above, no Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he or she is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he or she is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was approved by shareholders at the Annual General and Special General Meeting of shareholders held on September 12, 2014.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation

Craig Steinke, CEO and Director (1)	2014	N/A	800,000	$ 182,155

Jeremy Crichton, Chief Financial Officer (2)	2014	N/A	250,000	$ 6,000

Carmen Etchart, Corporate Secretary (3)	2014	N/A	55,000	$ 91,000

Gordon Keep, Director (4)	2014	N/A	500,000	$ 40,000

Ian Telfer, Director	2014	N/A	500,000	Nil

Christopher Dyakowski, Director and former President and CEO (5)	2014 2013 2012	N/A N/A N/A	250,000 Nil Nil	$ 24,000 60,000 100,388

Kenneth Phillippe, Former Chief Financial Officer (6)	2014 2013 2012	N/A N/A N/A	Nil Nil 100,000	$ 18,000 18,000 4,000

Sandra Morton, Former Corporate Secretary	2014 2013 2012	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Stephen Kenwood, Former Director	2014 2013 2012	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Thomas Dyakowski, Former Director	2014	N/A	Nil	Nil

Leslie Fowler Former Chief Financial Officer (7)	2012	N/A	Nil	$ 13,500

William Schmidt Former Director (8)	2013 2012	N/A N/A	Nil Nil	Nil $ 25,718

(1)	“Other Compensation” for Craig Steinke includes $12,505 in rent paid directly to Mr. Steinke and $169,650 in management fees paid to Reconnaissance Energy, a private company owned by Mr.Steinke.
(2)	“Other Compensation” for Jeremy Crichton is for management fees.
(3)	“Other Compensation” for Carmen Etchart includes $90,000 in management fees and $1,000 bonus.
(4)	“Other Compensation” for Gordon Keep is for consulting fees paid to Fiore Management & Advisory Corp., a private company which Gordon Keep is an officer.
(5)

“Other Compensation” for Christopher Dyakowski includes $24,000 (2013 - $60,000; 2012 - $60,000) for management fees paid to Max Investments, a private company owned by Mr. Dyakowski; $Nil (2013 - $Nil; 2012 - $36,788) to Max Investments for project management and overhead fees for mineral exploration services; $Nil (2013 - $Nil; 2012 - $3,600) for fieldwork and equipment rental. Mr. Dyakowski’s management contract terminated on August 31, 2014.

(6)	"Other Compensation" for Kenneth Phillippe is for accounting services.
(7)	“Other Compensation” for Leslie Fowler is for management and accounting services. Mr. Fowler passed away on January 3, 2012.
(8)	“Other Compensation” for William Schmidt is for payments for legal services paid to a law firm in which Mr. Schmidt was a partner. Mr. Schmidt passed away on August 14, 2013.

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

The Board facilitates its exercise of independent supervision over management by ensuring that a majority of its members are independent of the Company. Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment. Upon the completion of the RTO with R2 Energy, Gordon Keep and Ian Telfer were named to the Company’s Board as Independent Directors.

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for elections at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. At the Annual General and Special General Meeting of shareholders held on September 12, 2014, shareholders approved the resolution to determine the number of Board members at 4. When new directors are appointed, they receive orientation on the Company's business, current projects and the industry. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

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

Audit and Finance Committee

The Company's Audit and Finance Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated August 12, 2014 which has been included as an exhibit to the Company’s Form 6-K which was filed on August 27, 2014.

The Audit and Finance Committee’s primary functions are to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities with respect to financial reporting and disclosure requirements; ensure that an effective risk management and financial control framework has been implemented by management of the Company; and be responsible for external and internal audit processes.

Composition

The Audit and Finance Committee shall be composed of a minimum of three members of the Board of Directors, a majority of whom are independent. All members of the Audit and Finance Committee shall be generally knowledgeable in financial and auditing matters, especially possessing the ability to read and understand fundamental financial statements.

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

•

Having sole authority to appoint, retain and oversee the work of the independent auditor and establishing the compensation to be paid to the independent auditor. Renaissance’s independent auditor shall report directly to the Committee.

•

Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

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

The current Audit Committee members are Christopher Dyakowski, Ian Telfer (Independent), and Gordon Keep (Independent). The Committee met four times in Fiscal 2014.

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

Current members of the Nominating & Governance Committee are Christopher Dyakowski, Ian Telfer (Independent), and Gordon Keep (Independent). The Committee met four times in Fiscal 2014.

Staffing

The Company currently has no employees and 3 executive officers. Administrative functions are performed by the executive officers, and exploration and other field work is conducted by consultants as needed.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 7 lists, as of March 31, 2015, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Craig Steinke (1)	5,929,736	12.39%
Common	Jeremy Crichton (2)	216,667	0.46%
Common	Carmen Etchart (3)	351,666	0.74%
Common	Christopher Dyakowski (4)	295,667	0.62%
Common	Gordon Keep (5)	642,607	1.35%
Common	Ian Telfer (6)	9,973,945	20.35%

	Total Directors/Officers	17,410,288	34.52%

- 38 -

(1)

Of these shares, 3,797,303 are common shares currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement. 166,666 are represented by currently exercisable share purchase warrants and 533,333 are currently exercisable share purchase options. An additional 266,667 options have been granted but not yet vested.

(2)	Of these shares, 166,667 are currently exercisable share purchase options. An additional 83,333 options have been granted but not yet vested.
(3)	Of these shares, 231,666 are currently exercisable share purchase options. An additional 18,334 options have been granted but not yet vested.
(4)	Of these shares, 166,667 are currently exercisable share purchase options. An additional 83,333 options have been granted but not yet vested.
(5)

Of these shares, 72,191 are common shares held by Fiore Management & Advisory Corp., a private company for which Mr. Keep serves as CEO and has control over the shares. 2,250 are common shares held by the Kinderdream Foundation, a charitable foundation over which Mr. Keep has control and direction. 333,333 are currently exercisable share purchase options held by Mr. Keep and 133,333 are currently exercisable share purchase options held by Fiore Management. An additional 166,667 options have been granted directly to Mr. Keep and 66,667 granted to Fiore Management but have not yet vested.

(6)

Of these shares, 4,950,075 are common shares currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement. 1,520,256 are represented by currently exercisable share purchase warrants and 333,333 are currently exercisable share purchase options. An additional 166,667 options have been granted but not yet vested.

Based upon 47,153,469 common shares outstanding as of March 31, 2015, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9

On March 31, 2015 the shareholders' list for the Company's common shares showed 69 shareholders, including depositories, and 47,153,469 common shares issued and outstanding. Of the total shareholders, 35 are resident in Canada holding 36,116,088 common shares, or 77% of the total issued and outstanding common shares; 29 shareholders are resident in the United States holding 9,457,381 common shares, or 20% of the total issued and outstanding common shares; and 5 shareholders are resident in other nations holding 1,580,000 common shares, or 3% of the total issued and outstanding common shares.

The Company is aware of three persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of March 31, 2015, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Casey Capital Strategies LLC (1)	10,000,000	19.55%
Common	Ian Telfer (2)	9,973,945	20.35%
Common	Craig Steinke (3)	5,929,736	12.39%

(1)	Of these shares. 4,000,000 are represented by currently exercisable share purchase warrants.
(2)

Of these shares, 4,950,075 are common shares currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement. 1,520,256 are represented by currently exercisable share purchase warrants and 333,333 are currently exercisable share purchase options. An additional 166,667 options have been granted but not yet vested.

(3)

Of these shares, 3,797,303 are common shares currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement. 166,666 are represented by currently exercisable share purchase warrants and 533,333 are currently exercisable share purchase options. An additional 266,667 options have been granted but not yet vested.

Based upon 47,153,469 common shares outstanding as of March 31, 2015, and any share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

In fiscal 2014 ended December 31, 2014, the Company paid $12,505 for rent to Craig Steinke, Chief Executive Officer, and paid $169,650 for management fees to Reconnaissance Energy, a private company owned by Craig Steinke.

In fiscal 2014, the Company paid $40,000 to Fiore Management & Advisory Corp. for consulting fees. Gordon Keep, Director, is an officer of Fiore.

In fiscal 2014, the Company paid $24,000 (fiscal 2013 - $60,000; fiscal 2012 - $60,000) to Max Investments, a private company owned by Christopher Dyakowski, former president and CEO, for management fees. In fiscal 2014, the Company paid Max Investments $Nil (fiscal 2013 - $Nil; fiscal 2012 - $36,788) for mineral exploration project management and overhead fees, and an additional $Nil (fiscal 2013 - $Nil; fiscal 2012 - $3,600) for fieldwork and equipment rental.

In fiscal 2014, the Company paid Kenneth Phillippe, former Chief Financial Officer, $18,000 (fiscal 2013 - $18,000; fiscal 2012 - $4,000) for accounting fees.

In fiscal 2014, the Company paid $Nil (fiscal 2013 - $Nil; fiscal 2012 - $13,500) to Leslie Fowler, former Chief Financial Officer, for accounting fees.

In fiscal 2014, the Company paid $Nil (fiscal 2013 - $Nil; fiscal 2012 - $39,589) to Hemsworth, Schmidt, a legal firm for which William Schmidt, former Director, was a partner.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The Report of Independent Registered Public Accounting Firm, Deloitte LLP, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2014, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  There were 47,153,469 common shares issued and outstanding and no preferred shares issued and outstanding as of December 31, 2014.

NATURE OF TRADING MARKET

The Company's common shares trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada. The Company began trading on the TSX Venture on November 3, 2011 under the symbol “SAN”. Upon completion of the RTO with R2 Energy, the Company changed its name to Renaissance and changed its trading symbol to “ROE” effective September 16, 2014. The CUSIP number is 75973C108. The Company's common shares are not registered to trade in the United States in the form of American Depository Receipts (ADR's) or similar certificates.

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2015;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2015; and

•

each of the last three fiscal years ended December 31, 2014.

All share prices have been adjusted for a 1 new for 2 old share consolidation effective September 16, 2014.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2015	$ 0.30	$ 0.24	$ 0.28
February 2015	0.34	0.21	0.28
January 2015	0.29	0.22	0.23
December 2014	0.32	0.22	0.28
November 2014	0.34	0.28	0.29
October 2014	0.48	0.29	0.29

Three Months Ended March 31, 2015	$ 0.34	$ 0.21	$ 0.28
Three Months Ended December 31, 2014	0.48	0.22	0.28
Three Months Ended September 30, 2014	0.74	0.32	0.47
Three Months Ended June 30, 2014	0.28	0.20	0.26

Three Months Ended March 31, 2014	$ 0.34	$ 0.20	$ 0.28
Three Months Ended December 31, 2013	0.40	0.12	0.20
Three Months Ended September 30, 2013	0.40	0.24	0.24
Three Months Ended June 30, 2013	0.50	0.22	0.30

Three Months Ended March 31, 2013	$ 0.60	$ 0.22	$ 0.33
Three Months Ended December 31, 2012	0.89	0.24	0.30
Three Months Ended September 30, 2012	0.32	0.20	0.20
Three Months Ended June 30, 2012	0.40	0.30	0.30

Fiscal Year Ended December 31, 2014	$ 0.74	$ 0.20	$ 0.28
Fiscal Year Ended December 31, 2013	0.60	0.12	0.20
Fiscal Year Ended December 31, 2012	0.89	0.20	0.30

Table No. 10a lists, as of March 31, 2015, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10a

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

19,166,666	$0.50	July 31, 2019

The Company's warrants trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the trading symbol to “ROE.WT”. The CUSIP number is 75973C116. The warrants began trading on September 16, 2014.

Table No. 10b lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's warrants for:

•

each of the last six months ending March 31, 2015;

•

each of the last two fiscal quarters ending the three months ended March 31, 2015; and

•

the fiscal year ended December 31, 2014.

Table No. 10b

TSX Venture Exchange

Common Share Purchase Warrant Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2015	$ 0.09	$ 0.09	$ 0.09
February 2015	0.09	0.09	0.09
January 2015	0.09	0.09	0.09
December 2014	No Trades
November 2014	No Trades
October 2014	0.085	0.085	0.085

Three Months Ended March 31, 2015	$ 0.09	$ 0.09	$ 0.09
Three Months Ended December 31, 2014	0.085	0.085	0.085

Fiscal Year Ended December 31, 2014	$ 0.085	$ 0.085	$ 0.085

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

Item 10.  Additional Information

ESCROW SHARES

Under the policies of the TSX Venture Exchange, certain shareholders of R2 Energy are required to place the Company’s common shares received in the RTO into escrow to be released over time. A total of 12,686,922 common shares (adjusted for the 1 new for 2 old common share consolidation) were subject to this Value Escrow Agreement. These escrowed shares will be released from escrow under the following schedule:

Release Dates	Percentage of Total Escrowed Shares to be Released	Total Number of Originally Escrowed Shares to be Released
Date of Exchange Acceptance	10%	1,307,767
6 months following Acceptance	15%	1,961,650
12 months following Acceptance	15%	1,961,650
18 months following Acceptance	15%	1,961,650
24 months following Acceptance	15%	1,961,650
30 months following Acceptance	15%	1,961,650
36 months following Acceptance	15%	1,961,650

The TSX Venture Exchange accepted the documentation for the RTO on September 4, 2014, and the initial 10% of escrowed shares were released on that date.

The insiders with common shares subject to the value escrow agreement are as follows:

Name of Insider	Original Number of Shares Subject to Escrow	Current Number of Shares Remaining as of March 31, 2015

Ian Telfer	6,600,100	4,813,950
Craig Steinke	5,063,071	3,797,303
Total	11,663,171	8,611,253

A copy of this Value Escrow Agreement has been filed as an exhibit to this Form 20-F Annual Report.

Certain of the common shares held by insiders at the time of the Company’s Initial Public Offering were subject to an escrow agreement between the Company and Computershare Investor Services as Escrow Agent dated January 12, 2011, 3,525,000 common shares were originally held in escrow. All those shares have been released from escrow under the original schedule.

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

During the period from incorporation to December 31, 2010, the Company issued a total of 3,350,000 flow-through common shares for cash proceeds of $154,750. As of the end fiscal year ended December 31, 2012, all of the qualifying exploration expenditures have been completed and all of the tax expenditures have been renounced to investors.

Stock Options

Stock Options to purchase securities from Registrant can be granted to Directors and Employees of the Company on terms and conditions acceptable to the regulatory authorities in Canada, notably the TSX Venture Exchange.

The Company has a “Rolling” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was originally approved by shareholders at the Annual General and Special General Meeting of shareholders held on September 12, 2014 and replaced the Stock Option Plan first approved by shareholders on January 11, 2012 and reapproved by shareholders at the Annual General Meeting held on September 25, 2013.

Under the Plan, stock options may be issued to qualified Officers, Directors, Employees and Consultants. The number of common shares reserved for issuance under the Plan is 10% of the currently issued common shares of the Company, less the aggregate number of common shares then reserved for issuance pursuant to any other Share Compensation Arrangement.

The aggregate number of Options granted to any one Person, and companies wholly owned by that Person, pursuant to the Plan and any other Share Compensation Arrangement in a 12 month period must not exceed 5% of the issued shares of the Corporation. The aggregate number of Options granted to any one Consultant in a 12 month period pursuant to the Plan and any other Share Compensation Arrangement must not exceed 2% of the issued shares of the Corporation. The aggregate number of Options granted to all Persons retained to provide Investor Relations Activities pursuant to the Plan and any other Share Compensation Arrangement must not exceed 2% of the issued shares of the Corporation in any 12 month period. If the Corporation is listed on the NEX board of the TSX Venture Exchange, no Options are permitted to be granted to Persons who provide Investor Relations Activities. The aggregate number of Options granted and outstanding to Eligible Charitable Organizations pursuant to the Plan and any other Share Compensation Arrangement must not at any time exceed 1% of the issued shares of the Corporation. Options may not be assigned or transferred.

If an Optionee who is a Director, Officer, Employee or Consultant is terminated for cause, each Option held by such Optionee shall terminate and therefore cease to be exercisable upon such termination for cause. If an Optionee dies prior to otherwise ceasing to be an Eligible Person, each Option held by such Optionee shall be exercisable by the heirs or administrators of such Optionee and shall terminate and therefore cease to be exercisable no later than the earlier of the Expiry Date and the date which is twelve months from the date of the Optionee's death.  Unless an option agreement specifies otherwise, if an Optionee ceases to be an Eligible Person for any reason other than death or termination for cause, each Option held by the Optionee other than an Optionee who is involved in investor relations activities will cease to be exercisable 90 days after the Termination Date or for a "reasonable period" after the Optionee ceases to serve in such capacity, as determined by the Board. For Optionees involved in investor relations activities, Options shall cease to be exercisable 30 days after the Termination Date or for a "reasonable period" after the Optionee ceases to serve in such capacity, as determined by the Board. If any portion of an Option is not vested at the time an Optionee ceases, for any reason whatsoever, to be an Eligible Person, such unvested portion of the Option may not be thereafter exercised by the Optionee or its legal representative, as the case may be, provided that the Board may, in its discretion, thereafter permit the Optionee or its legal representative, as the case may be, to exercise all or any part of such unvested portion of the Option that would have vested prior to the time such Option otherwise terminates. A Charitable Option must expire after the earlier of a date that is not more than 10 years from the grant date of the Charitable Option and the 90th day following the date that the holder of the Charitable Option ceases to be an Eligible Charitable Organization.

The exercise price of the option under the Plan may not be less than the closing price of the common shares on the TSX Venture Exchange at the day of the date of grant, subject to a minimum exercise price of $0.05 per common share. An option granted under the Plan will have an expiry date not exceeding 10 years. The Board shall determine the manner in which an option shall vest and become exercisable. Options granted to consultants performing Investor Relations Activities shall vest over a minimum of 12 months with no more than 1/3 of such Options vesting in any 3 month period. The Board may amend any Option with the consent of the affected Optionee and the Exchange, including any shareholder approval required by the Exchange. Disinterested Shareholder Approval is required for any reduction in the exercise price of an Option if the Optionee is an Insider at the time of the proposed amendment. If the amendment of an Option requires regulatory or shareholder approval, such amendment may be made prior to such approvals being given, but no such amended Options may be exercised unless and until such approvals are given.

Upon the occurrence of an Accelerated Vesting Event as defined in the Plan, the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any Option, except pertaining to options granted to Consultants performing Investor Relations activities which will be subject to prior written Exchange approval, to make such changes to the terms of Options as it considers fair and appropriate in the circumstances, including but not limited to: (a) accelerating the vesting of Options, conditionally or unconditionally; (b) terminating every Option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the Options are proposed to be granted to or exchanged with the holders of Options, which replacement options treat the holders of Options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of Shares under such transaction; (c) otherwise modifying the terms of any Option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or (d) following the successful completion of such Accelerated Vesting Event, terminating any Option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event. The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of the Plan be final, conclusive and binding.

A complete copy of the Company’s Stock Option Plan as approved by shareholders at the Annual General Meeting held on September 12, 2014 has been included as an exhibit to the Company’s Form 6-K filed on November 4, 2014.

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of March 31, 2015 and within 60 days, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Craig Steinke	800,000	533,333	$0.30	July 31, 2024

Jeremy Crichton	250,000	166,667	$0.30	July 31, 2024

Carmen Etchart	195,000 55,000	195,000 36,666	$0.25 $0.30	April 13, 2017 July 31, 2024

Christopher Dyakowski	250,000	166,667	$0.30	July 31, 2024

Gordon Keep	500,000	333,333	$0.30	July 31, 2024

Ian Telfer	500,000	333,333	$0.30	July 31, 2024

Consultants	751,000 200,000 400,000	751,000 133,332 266,666	$0.25 $0.25 $0.30	April 13, 2017 July 2, 2018 August 28, 2024

Total Officer and Directors	2,550,000	1,764,999

Total Consultants	1,351,000	1,150,998

Total of all holders	3,901,000	2,915,997

Resolutions/Authorization/Approvals

-No Disclosure Necessary-

Memorandum and Articles of Association

The Company was originally incorporated on June 9, 2010 under the provisions of the Business Corporations Act (B.C.) (the "Act"). Subsequent to the RTO with R2 Energy, the Company adopted new Articles of Incorporation as approved by shareholders at the Annual and Special General Meeting held on September 12, 2014.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles and bylaws any director or senior officer that has a disclosable interest in a contract or transaction shall be liable to account to the Company for any profits that accrue to the director or senior officer under or as a result of the contract or transaction in accordance with the provisions of the Act. A director is not allowed to vote on any transaction or contract with the Company in which he has a disclosable interest unless all directors have a disclosable interest in that transaction or contract, in which case all of those directors may vote on such resolution. A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the Act.

Article 15 of the Company’s bylaws address the powers and duties of the directors, while Part 8 discusses the Borrowing Powers. The Company may, if authorized by the directors:

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

A Director need not to be a shareholder as qualification for his or her office, but must be qualified as required by the Act to become, act or continue to act as a director. There are no age limit requirements pertaining to the retirement or non-retirement of directors. At each annual general meeting of the Company, all the directors shall retire and the shareholders shall elect a Board of Directors consisting of the number of directors for the time being set pursuant the Company's Articles. A retiring director shall be eligible for re-election.

The remuneration of the directors may from time to time be determined by the directors or, if the directors shall so decide, by the shareholders. Such remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director shall perform any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director or shall otherwise be specially occupied in or about the Company's business, he may be paid a remuneration to be fixed by the Board or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to or in substitution for any other remuneration that he may be entitled to receive.

Article 20 deals with indemnification and payment of expenses of directors and officers. Subject to the provisions of the Act, the Company must indemnify a director or former director of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director and alternate director is deemed to have contracted with the Company on the terms of the indemnity contained in Article 20.2. Subject to restrictions in the Business Corporations Act, the Company may indemnify any person. The failure of a director, former director, officer or former officer of the Company to comply with the provisions of the Act or these Articles shall not invalidate any indemnity to which he is entitled under this Part. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The majority required for the passage of a special resolution or a special separate resolution shall be 2/3 of the votes cast on the resolution.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure of the Company consists of an unlimited number common shares without par value and an unlimited number of preferred shares, issuable in one or more series, without par value.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, Directors may from time to time declare and authorize payment of such dividends, if any, as they deem advisable and need not give notice of such declaration to any shareholder. Subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, in the event of liquidation, dissolution or winding-up of the Company or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of the monies properly applicable to the payment of dividends) the holders of Common Shares shall be entitled to share equally

Subject to the Act, the Company may by resolution of the Board

a)

Create one or more classes or series of shares or, if none of the shares in a class or series of shares are allotted or issued, eliminate that class or series of shares;

b)

increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

c)

subject to Article 2.1(2), alter the identifying name of any of its shares;

d)

subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

e)

if the Company is authorized to issue shares of a class of shares with par value:

A)

decrease the par value of those shares; or

B)

if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

f)

change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value; or

g)

subject to Article 2.1(2), otherwise alter its shares or authorized share structure when required or permitted to do so by the Business Corporations Act.

If the Business Corporations Act does not specify the type of resolution and the Articles do not specify another type of resolution, the Company may by ordinary resolution alter the Articles.

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company. The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after the annual reference date for the preceding calendar year) and place as may be determined by the Directors. The directors may, whenever they think fit, call a meeting of shareholders

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

Advance Notice Policy

Article 26 contains Advance Notice Provisions for the nomination of Directors. Nominations of persons for election to the Board may be made at any Annual Meeting of shareholders or at any Special Meeting of shareholders if one of the purposes for which the Special Meeting was called was the election of directors. In order to be eligible for election to the Board at any Annual Meeting or Special Meeting of shareholders, persons must be nominated in accordance with one of the following procedures:

(a)

by or at the direction of the Board or an authorized officer, including pursuant to a notice of meeting;

(b)

by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Business Corporations Act (British Columbia) (the "BCA"), or a requisition of the shareholders made in accordance with the provisions of the BCA; or

(c)

by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in Article 26.1 and at the close of business on the record date for notice of such meeting, is entered in the central securities register of the Company as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth in Article 26.1.

In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must give notice which is both timely and in proper written form in accordance with the Articles to the Secretary of the Company at the principal executive offices of the Company.

A Nominating Shareholder's notice to the Secretary of the Company will be deemed to be timely if:

(a)

in the case of an Annual Meeting of shareholders, such notice is made not less than 30 nor more than 65 days prior to the date of the Annual Meeting of Shareholders; provided, however, that in the event that the Annual Meeting of Shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the Annual Meeting is made, notice by the Nominating Shareholder is made not later than the close of business on the tenth (10th) day following the Notice Date; and

(b)

in the case of a Special Meeting (which is not also an Annual Meeting) of Shareholders called for the purpose of electing directors (whether or not called for other purposes), such notice is made not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the Special Meeting of Shareholders was made. Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement of this paragraph.

For greater certainty, the time periods for the giving of notice by a Nominating Shareholder as aforesaid shall, in all cases, be determined based on the original date of the applicable Annual Meeting or Special Meeting, and in no event shall any adjournment or postponement of an Annual Meeting or Special Meeting or the announcement thereof commence a new time period for the giving of such notice.

A Nominating Shareholder's notice to the Secretary of the Company will be deemed to be in proper form if:

(a)

as to each person whom the Nominating Shareholder proposes to nominate for election as a director, such notice sets forth: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws; and

(b)

as to the Nominating Shareholder giving the notice, such notice sets forth any proxy, contract, arrangement, understanding or relationship pursuant to which such Nominating Shareholder has a right to vote any shares of the Company and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Business Corporations Act and Applicable Securities Laws.

The Company may require any proposed nominee for election as a Director to furnish such additional information as may reasonably be requested by the Company to determine the eligibility of such proposed nominee to serve as an independent director of the Company or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this Article 26.1; provided, however, that nothing in this Article 26.1 shall be deemed to restrict or preclude discussion by a shareholder (as distinct from the nomination of directors) at an Annual Meeting or Special Meeting of any matter that is properly brought before such meeting pursuant to the provisions of the BCA or at the discretion of the Chairman of the meeting. The Chairman of the meeting shall have the power and duty to determine whether any nomination for election of a director was made in accordance with the procedures set forth in this Article 26.1 and, if any proposed nomination is not in compliance with such procedures, to declare such nomination defective and that it be disregarded.

A copy of the Company’s current Articles has been filed as an exhibit to the Company’s Form 6-K filed on November 4, 2014.

Material Contracts

1.

Property acquisition agreement between the Company and Richard Billingsley and Dwayne Kress dated September 27, 2010 for the acquisition of the Fame Property. To acquire a 100% interest in the property, the Company was required to pay $40,000 and issue 50,000 common shares (post-consolidation). A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

2

Management agreement between the Company and Max Investments Inc., a private company owned by Christopher Dyakowski, dated January 1, 2011. Under the agreement, Max Investments will receive $5,000 per month. The agreement terminated on August 31, 2014. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

- 53 -

3.

Common Share Escrow Agreement dated January 12, 2011 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to the National Policy 46-201 for the Initial Public Offering of the Company. All shares have now been released from escrow and the agreement is no longer in force. A copy of this agreement has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

4.

Confirmation from Christopher Dyakowski regarding the claims of the Fame Property are held in trust for the benefit of the Company. The claims have subsequently been transferred to the Company. A copy of this confirmation has been filed as an exhibit to the Company’s Form 20-F Registration Statement.

5.

Value Escrow Agreement dated September 3, 2014 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to Exchange Policy 5.4. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

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

Documents on Display

All documents incorporated in this 20-F Annual Report may be viewed at the Company’s head office located at 15567 Marine Drive, White Rock, British Columbia, V4B 1C9.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2014. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2014, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting (as defined in Exchange Act Rule 13a-15(f)) to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS as issued by IASB.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee fulfills its role of ensuring the integrity of the reported information through its review of the interim and annual financial statements.  Management reviewed the results of their assessment with the Company’s Audit Committee.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework, which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2014.

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

Fees, including reimbursements for expenses, for professional services rendered by Deloitte LLP are included in Table No. 12a:

Table No. 12a Principal Accountant Fees and Services Deloitte LLP

Type of Service	Fiscal Year 2014	Fiscal Year 2013

Audit Fees	$ 45,000	$ 21,400
Audit Related Fees	39,750	Nil
Tax Fees	Nil	7,236
All Other Fees	Nil	Nil
Total	$ 84,750	$ 28,636

Prior to the RTO with R2 Energy, San Antonio had a fiscal year-end of March 31 and its auditor was MNP LLP. Fees, including reimbursements for expenses, for professional services rendered by MNP LLP are included in Table No. 12b:

Table No. 12b Principal Accountant Fees and Services MNP LLP

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

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

San Antonio’s certifying accountant from inception through March 31, 2014 was MNP LLP. Upon completion of the Company’s RTO with R2 Energy, MNP LLP resigned as auditors at the request of the Company and Deloitte LLP was appointed. Under the RTO, R2 is considered to be the acquirer for accounting purposes and is the parent company and Renaissance the subsidiary in the financial statements. Deloitte LLP was R2 Energy’s Independent Registered Public Accounting Firm and therefore continues as the Company’s Independent Registered Public Accounting Firm post-RTO.

There were no disagreements between the Company and the former auditors, and the accountant’s report on the financial statements for each of the two prior fiscal periods contained no adverse opinions or disclaimer of opinions. The Company did not consult with Deloitte LLP during the two fiscal years prior to the completion of the RTO and their engagement by Renaissance regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

MNP LLP provided a letter which agree with the statements in the Notice of Change of Auditor. This letter was filed as an exhibit to the Company’s Form 6-K filed on December 2, 2014.

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

Part III

Item 17.  Financial Statements

Not applicable

Item 18.  Financial Statements

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with International Financial Reporting Standards as issued by IASB.

The financial statements as required are attached hereto and found immediately following the text of this Annual Report.  The Report of Independent Registered Public Accounting Firm of Deloitte LLP, Chartered Accountant, is also included herein immediately preceding the financial statements.

Item 19.  Exhibits

(A1)  The financial statements thereto as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The audit report of Deloitte LLP, Chartered Accountants, for the audited financial statements is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm of Deloitte LLP, dated April 29, 2015.

Statements of Financial Position at December 31, 2014 and 2013.

Statements of Operations and Comprehensive Loss for the years ended December 31, 2014 and 2013.

Statements of Cash Flows for the years ended December 31, 2014 and 2013.

Statements of Changes in Equity for the years ended December 31, 2014 and 2013.

Notes to Financial Statements

(B)  Index to Exhibits:

1.

Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws:

a)

Certificate of Incorporation Amendment dated June 9, 2010 (1)

b)

Articles and Bylaws dated June 9, 2010 (1)

c)

Notice of Articles dated November 14, 2012 (1)

d)

Certificate of Change of Name (2)

e)

Notice of Alteration (2)

f)

Notice of Change in Articles (2)

g)

Articles and Bylaws dated September 12, 2014 (2)

2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements - N/A

4.

Material Contracts

1.

Property Acquisition Agreement between the Company and Richard Billingsley and Dwayne Kress dated September 27, 2010 for the acquisition of the Fame Property. (1)

2

Management Agreement between the Company and Max Investments Inc., a private company owned by Christopher Dyakowski, dated January 1, 2011. (1)

3.

Common Share Escrow Agreement dated January 12, 2011 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to the National Policy 46-201 for the Initial Public Offering of the Company. (1)

4.

Confirmation from Christopher Dyakowski regarding the claims of the Fame Property are held in trust for the benefit of the Company.  (1)

5.

Value Escrow Agreement dated September 3, 2014 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to Exchange Policy 5.4.

5.

List of Foreign Patents - N/A

6.

Calculation of earnings per share - N/A

7.

Explanation of calculation of ratios - N/A

8.

List of Subsidiaries - N/A

9.

Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A

- 67 -

10.

Other Documents

a)

Consent of MNP LLP, Chartered Accountants, dated January 24, 2014 (1)

b)

Copy of 2012 Stock Option Plan (1)

c)

Copy of Management Information Circular for the Annual General Meeting of Shareholders held on August 16, 2013. (1)

d)

Form of Proxy for the Annual General Meeting of Shareholders held on September 25, 2013. (1)

e)

Copy of Code of Ethics (1)

f)

Copy of Advance Notice Policy (1)

g)

Copy of 2014 Stock Option Plan (2)

h)  Letter from former auditor MNP LLP dated November 7, 2014. (3)

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

13.1

Certification of CEO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2

Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)  Previously filed as exhibits to the Company’s Form 20-F Registration Statement

(2)  Previously filed as an exhibit to the Company’s Form 6-K filed on November 4, 2014

(3)  Previously filed as an exhibit to the Company’s Form 6-K filed on December 2, 2014

Consolidated Financial Statements of

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Years ended December 31, 2014

and 2013

(Expressed in Canadian dollars)

- 69 -

Deloitte LLP 700, 850 - 2 Street SW Calgary AB T2P 0R8 Canada

Tel: 403-267-1700 Fax: 403-213-5791 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Renaissance Oil Corp.

We have audited the accompanying consolidated financial statements of Renaissance Oil Corp., which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Renaissance Oil Corp. as at December 31, 2014 and December 31, 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which indicates that Renaissance Oil Corp. is pursuing exploration projects and contracts that, if successful, will require substantial additional financing. Renaissance Oil Corp. incurred a loss of $1.98 million during the year ended December 31, 2014 and had negative cash flows from operating activities of $1.56 million. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that raise substantial doubt about Renaissance Oil Corp.’s ability to continue as a going concern.

Chartered Accountants

April 29, 2015

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	2014	2013

Assets
Current assets
Cash and cash equivalents		$4,168,687	$191,560
Accounts receivable		68,948	30,215
Prepaid expenses		20,625	-
		4,258,260	221,775

Restricted cash	5	-	730,130
Investment in associate	6	883,977	-
Equipment		4,200	2,033
Exploration and evaluation assets	7	434,619	-
Total assets		$5,581,056	$953,938

Liabilities
Current liabilities
Trade and other payables		$486,066	$424,592

Equity
Share capital	8	8,793,371	3,627,580
Reserves	8	1,494,648	110,549
Deficit		(5,193,029)	(3,208,783)
Total equity		5,094,990	529,346
Total liabilities and equity		$5,581,056	$953,938

Nature of operations and going concern (Note 1)

Commitment (Note 10)

Approved by the Board of Directors and authorized for issue on April 29, 2015

“Craig Steinke”	Director

“Ian Telfer”	Director

The accompanying notes are an integral part of these consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Consolidated Statements of Loss and Comprehensive Loss

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

	Note	2014	2013

Expenses
Advisory and consulting	9	$979,258	$888,890
Professional fees		738,903	257,643
Share-based compensation	8(c)	251,313	110,549
Marketing and travel		100,089	67,118
General and administrative		54,614	61,496
Regulatory and filing		22,119	-
Depreciation		1,747	1,976
		(2,148,043)	(1,387,672)

Other Items
Gain on loss of control of subsidiary	6	214,599	-
Equity loss on investment in associate	6	(94,414)	-
Finance income		15,680	840
Foreign exchange gain		27,932	99,280
		163,797	100,120

Loss and comprehensive loss for the year		$(1,984,246)	$(1,287,552)

Basic and diluted loss per common share for the year		$(0.06)	$(0.06)

Weighted average number of common shares outstanding – basic and diluted		32,071,144	21,949,554

The accompanying notes are an integral part of these consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Consolidated Statements of Changes in Equity

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

		Common Shares				Total
	Note	Shares issued	Amount	Reserves	Deficit	equity

At December 31, 2012		21,949,554	$3,627,580	$-	$(1,921,231)	$1,706,349
Share-based compensation	8(c)	-	-	110,549	-	110,549
Net loss		-	-	-	(1,287,552)	(1,287,552)
At December 31, 2013		21,949,554	$3,627,580	$110,549	$(3,208,783)	$529,346
Share-based compensation	8(c)	-	-	251,313	-	251,313
Exchange of R2 shares for Renaissance shares	4	4,741,250	-	-	-	-
Value assigned upon amalgamation	4	-	410,466	-	-	410,466
Shares issued for cash pursuant to private placement	8(b)	19,166,666	4,565,575	1,184,425	-	5,750,000
Shares issued in settlement of accounts payable	8(b)	1,124,666	337,400	-	-	337,400
Shares issued as finders fees	8(b)	171,333	51,400			51,400
Share issue costs	8(b)	-	(199,050)	(51,639)	-	(250,689)
Net loss		-	-	-	(1,984,246)	(1,984,246)
At December 31, 2014		47,153,469	$8,793,371	$1,494,648	$(5,193,029)	$5,094,990

The accompanying notes are an integral part of these consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Consolidated Statements of Cash Flows

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

	2014	2013

Operating activities
Net loss	(1,984,246)	(1,287,552)
Adjusted for:
Depreciation	1,747	1,976
Share-based compensation (Note 8(c))	251,313	110,549
Loss on investment in associate (Note 6)	94,414	-
Unrealized foreign exchange gain	-	(96,917)
Gain on loss of control of subsidiary (Note 6)	(214,599)	-
Changes in non-cash working capital items:
Accounts receivable	(48,674)	26,412
Prepaid expenses	(18,025)	-
Trade and other payables	357,881	294,295
Cash used in operating activities	(1,560,189)	(951,237)

Investing activities
Disposition of cash on loss of control of subsidiary (Note 6)	(11,192)	-
Acquisition of cash on reverse takeover transaction (Note 4)	18,557	-
Purchase of equipment	(3,572)	-
Changes in restricted cash balances	-	303,741
Cash provided by investing activities	3,793	303,741

Financing activities
Issuance of common shares	5,750,000	-
Share issue costs	(199,289)	-
Cash provided by financing activities	5,550,711	-

Effect of exchange rate changes on cash	(17,188)	19,385
Net increase (decrease) in cash	3,977,127	(628,111)
Cash, beginning of year	191,560	819,671
Cash, end of year	4,168,687	191,560

No interest or taxes were paid during the years ended December 31, 2014 or 2013.

The accompanying notes are an integral part of these consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

1.

NATURE OF OPERATIONS AND GOING CONCERN

Renaissance Oil Corp. (“Renaissance” or “Company”) (formerly San Antonio Ventures Inc.) was incorporated on June 9, 2010 under the Business Corporations Act (British Columbia). The Company is listed on the TSX Venture Exchange under the symbol “ROE”.

On September 3, 2014, R2 Energy Ltd. (“R2”) completed a reverse takeover (“RTO”) of San Antonio Ventures Inc. “San Antonio” whereby R2 shareholders were issued one post-consolidation common share of the continuing entity, Renaissance Oil Corp. (“Renaissance” or “the Company”) for every one R2 common share held immediately prior to the completion of the RTO and all convertible securities of R2 were exchanged for convertible securities of Renaissance on the same basis. A total of 4,741,250 common shares were issued pursuant to the RTO on the acquisition of San Antonio.

R2 was originally incorporated as Realm II Resources Ltd. in the province of Alberta on October 20, 2011 and changed its name to R2 Energy Ltd. on November 21, 2011.  R2 began its operations in 2012.  Upon completion of the RTO, the Company changed its name to Renaissance Oil Corp. The Company is listed on the TSX Venture Exchange under the symbol “ROE”.

The Company has two legal subsidiaries: 100% owned R2 and 100% owned Renaissance Oil Corp. S.A. de C.V, which was incorporated in Mexico on December 15, 2014.  In addition, the Company has a 40% interest in Montero Energy Corporation S.L, a private company incorporated in Spain on December 26, 2011.

For accounting purposes, R2 is the acquirer of San Antonio as a result of the RTO in September 2014 and all information presented in these consolidated financial statements relates to the financial position, operations and results of R2 since its incorporation and the results of the RTO after September 3, 2014.

The registered office of the Company is 2200-885 West Georgia Street, Vancouver, British Columbia and the Company’s head office is located at 15567 Marine Drive, White Rock, British Columbia. The Company’s focus is the acquisition, exploration and development of oil and gas properties.   The Company has not generated revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Mexico, Europe and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  There are conditions that raise substantial doubt on this assumption.  The Company had a loss of $1,984,246 and negative cash flows from operations of $1,560,189 for the year ended December 31, 2014 and had an accumulated deficit of $5,193,029 as at December 31, 2014. The Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans.  Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future. These consolidated financial statements do not include adjustments that would be necessary should the Company be unable to continue as a going concern.  These adjustments could be material

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”). These consolidated financial statements were approved by the board of directors of the Company on April 29, 2015.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

2.

BASIS OF PRESENTATION (continued)

(b)

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

(c)

Significant accounting judgments and estimates

Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Critical Judgments

Going Concern

The preparation of these consolidated financial statements requires management to make judgments regarding the going concern assumption for the Company as discussed in Note 1.

Reverse Takeover

As disclosed in Note 4, San Antonio completed a RTO of R2 Energy in the year. The RTO requires management to make judgements regarding the accounting acquirer and accounting acquiree.

Investment in Associate

As disclosed in Note 6, the Company disposed of its controlling interest in Montero Energy Corporation S.L. (“Montero”). This disposition requires management to make judgement regarding whether the Company retains significant influence in Montero.

Impairment Indicators

The assessment of impairment indicators as required by IFRS 6 – Exploration for and evaluation of mineral resources and International Accounting Standard (“IAS”) 36 – Impairment of assets requires management to make judgements regarding the expected use of the claims underlying its exploration and evaluation assets.

Key Sources of Estimation Uncertainty

Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of assets and liabilities at the date of the consolidated financial statements and the reported amounts of expenses during the reporting periods. Actual results could differ from those estimates and such differences could be significant. Significant estimates made by management affecting our consolidated financial statements include:

Deferred Tax Assets & Liabilities

The estimation of income taxes includes evaluating the recoverability of deferred tax assets based on an assessment of the Company’s ability to utilize the underlying future tax deductions against future taxable income prior to expiry of those deductions. Management assesses whether it is probable that some or all of the deferred income tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income, which in turn is dependent upon the successful discovery, extraction, development and commercialization of oil and gas reserves. To the extent that management’s assessment of the Company’s ability to utilize future tax deductions changes, the Company would be required to recognize more or fewer deferred tax assets, and future income tax provisions or recoveries could be affected. The measurement of deferred income tax provision is subject to uncertainty associated with the timing of future events and changes in legislation, tax rates and interpretations by tax authorities.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

2.

BASIS OF PRESENTATION (continued)

(c)

Significant accounting judgments and estimates (continued)

Impairment

The estimate of the recoverable amounts of the Company’s long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amounts and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amounts or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets. The estimate of the recoverable amount of the Company’s investment in long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amount and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amount or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets.

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies used in the preparation of these consolidated financial statements are described below:

(a)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, R2 and Renaissance Oil Corp. S.A. de C.V. As R2 was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. San Antonio’s results of operations have been included from September 3, 2014.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

(b)

Cash and cash equivalents

Cash and cash equivalents includes deposits held with banks that are available on demand and highly liquid, short-term investments that are cashable on demand.

(c)

Equipment

Equipment is recorded at cost less accumulated depreciation.  Depreciation begins when the asset is put into service and is calculated annually using the straight line method over 3 years. The cost of maintenance and repairs is charged to expense as incurred.  The cost of significant renewals and improvements is added to the carrying amount of the respective asset. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance, and any resulting gain or loss is reflected in the statement of loss and comprehensive loss.

(d)

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to profit or loss as incurred, unless future economic benefit is expected to be realized. The Company capitalizes the costs of acquiring, maintaining its interest in, exploring and evaluating oil and gas and mineral properties until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs are expensed as incurred. Exploration and evaluation properties are not amortized during the exploration and evaluation stage. At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(d)

Exploration and Evaluation Assets (continued)

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash generating units to which the exploration activity relates. Each of the Company’s properties is considered to be a separate cash generating unit. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(e)

Financial Instruments

Financial instruments are classified into one of the following categories: fair-value-through-profit-and-loss, held-to-maturity investments, loans and receivables, available-for-sale financial assets, or other financial liabilities. Financial instruments are measured in the statement of financial position at fair value, except for loans and receivables, held-to-maturity investments, and other financial liabilities, which are measured at amortized cost. Subsequent measurement of financial instruments measured at fair value is dependent upon initial classification as follows: (1) fair-value-through-profit-and-loss financial assets are measured at fair value with changes in fair value recognized in net income (loss); (2) available-for-sale financial instruments are measured at fair value with changes in fair value recognized in other comprehensive income until the instrument is derecognized or impaired.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and trade and other payables. Cash and cash equivalents and accounts receivable are classified as loans and receivables. Trade and other payables are classified as other financial liabilities.

(f)

Loss per Share

Basic loss per share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period.  The diluted loss per share reflects the potential dilution of common share equivalents, such as outstanding share options and warrants, in the weighted average number of common shares outstanding during the period, if dilutive.  For this purpose, the “treasury stock method” is used which assumes proceeds upon the exercise of share options and warrants are used to purchase common shares at the average market price during the period.

(g)

Income Taxes

Income tax expense is comprised of current and deferred tax.  Current tax and deferred tax are recognized in net  income or loss  except  to  the  extent  that  it  relates  to  a  business  combination  or  items  recognized  directly  in equity or in other comprehensive income or loss. Current income taxes are recognized for the estimated income taxes payable or receivable on taxable income or loss for the current year and any adjustment to income taxes payable in respect of previous years.

Current income taxes are determined using tax rates and tax laws that have been enacted or substantively enacted by the year-end date.

Deferred tax assets and liabilities are recognized where the carrying amount of an asset or liability differs from its tax base, except for taxable temporary differences arising on the initial recognition of goodwill and temporary differences arising on the initial recognition of an asset or liability in a transaction which is not a business combination and at the time of the transaction affects neither accounting nor taxable profit or loss. Recognition of deferred tax assets for unused tax losses, tax credits and deductible temporary differences is restricted to those instances where it is probable that future taxable profit will be available against which the deferred tax asset can be utilized. At the end of each reporting period the Company reassesses unrecognized deferred tax assets. The Company recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity.

(i)

Foreign Exchange

The Company’s functional and reporting currency is the Canadian dollar. Transactions denominated in other currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities denominated in foreign currencies are adjusted at each statement of financial position date to reflect exchange rates prevailing at that date. Non-monetary assets and liabilities are translated at historical exchange rates. Gains and losses on translation are included in determining net loss for the year.

(j)

Investments in Associates

When the Company determines that it has significant influence over an investment, the investment is accounted for using the equity method. Under the equity method, the investment is initially recorded at cost and the carrying value is adjusted thereafter to include the Company’s pro rata share of post-acquisition earnings or loss of the investee. The amount of the adjustment is included in the determination of net earnings (loss) and the investment account is also increased or decreased to reflect the Company’s share of capital transactions. Profit distributions received or receivable from an investee reduce the carrying value of the investment.

The Company periodically assesses its investments to determine whether there is any indication of impairment. When there is an indication of impairment, the Company tests the carrying amount of the investment to ensure it does not exceed the higher of the present value of cash flows expected to be generated (value in use) and the amount that could be realized by selling the investment (fair value less cost to sell). When a reduction to the carrying amount of an investment is required after applying the impairment test, an impairment loss is recognized equal to the amount of the reduction.

(k)

Newly Adopted Accounting Policies

IFRIC 21

IFRIC 21 "Levies is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., International Accounting Standard (“IAS”) 12 "Income Taxes") and fines or other penalties for breaches of legislation. The interpretation clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. Lastly, the interpretation clarifies that a liability should not be recognized before the specified minimum threshold to trigger that levy is reached. The adoption of this interpretation on January 1, 2014 did not have a material impact on these consolidated financial statements.

(l)

Future Accounting Standards and Amendments Effective After December 31, 2014

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2018. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)

Future Accounting Standards and Amendments Effective After December 31, 2014 (continued)

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2017, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Amendments

In addition, the IASB issued amendments to the following standards in May 2014: IFRS 11 – Accounting for acquisitions of interests in joint operations, IAS 16 – Property, plant and equipment, and IAS 38 – Clarification of acceptable methods of depreciation and amortization amendments. These amendments are effective for financial periods beginning on or after January 1, 2016. The Company is evaluating the impact of these amendments on its consolidated financial statements and they are not expected to have any material impact.

4.

REVERSE TAKEOVER BUSINESS COMBINATION

On September 3, 2014, the Company acquired 100% of the issued and outstanding shares of R2 in exchange for common shares of the Company whereby shareholders of R2 were issued one post-consolidation common shares for every one R2 common share held and all convertible securities of R2 were exchanged for convertible securities of the Company on the same basis. Accordingly, for accounting purposes, R2 is the parent company (legal subsidiary) and Renaissance is the subsidiary (legal parent) in these Financial Statements. As R2 was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these financial statements at their historical carrying value. Renaissance’s results of operations have been included from September 3, 2014.

For purposes of this transaction, 4,741,250 common shares were issued to acquire the net assets of Renaissance on September 3, 2014 as follows:

Cash	$18,557
Amounts receivable	7,390
Prepaid expenses	2,600
Equipment	342
Exploration and evaluation assets	434,619
Trade and other payables	(53,042)
Net assets acquired	$410,466

Had the RTO occurred on January 1, 2014, the loss for the year ended December 31, 2014 would have been $2,147,198.

5.

RESTRICTED CASH

Restricted cash was comprised of deposits held by the Bank of Spain as security for potential future obligations related to the various permitting applications the Company has submitted. The deposits did not accrue interest. Pursuant to loss of control over Montero Energy Corporation S.L. (“Montero”), the Company derecognized the restricted cash balance during the year ended December 31, 2014 (see Note 6).

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

6.

INVESTMENT IN ASSOCIATE

On April 4, 2014, SA Minera Catalano Aragonesa (“SAMCA”), a Spanish company, subscribed for shares representing 60% of the shares of R2’s subsidiary, Montero, in consideration for EUR 1,100,000, which reduced R2’s interest in Montero to 40% and resulted in a loss of control of Montero by the Company. As a result, after April 4, 2014, the Company no longer consolidates the assets, liabilities and results of operations of Montero. The Company retains significant influence over its investment in Montero through its 40% shareholding.

Accordingly, the Company has:

•

Derecognized the assets and liabilities of Montero at their carrying amounts on April 4, 2014;

•

Recognized the investment retained in Montero at its fair value; and

•

Recognized the difference as a gain attributable to the Company on the loss of control of Montero.

The following table summarizes the carrying values of the assets and liabilities on April 4, 2014 and the gain resulting from the loss of control of Montero:

April 4, 2014
ASSETS	$
Cash	11,192
Accounts receivable	17,331
Restricted cash	747,318
Total assets	775,841

Accounts payable	12,049
Total liabilities	(12,049)

Net assets derecognized	763,792

Net assets derecognized	(763,792)
Investment in Montero (a)	978,391
Gain on loss of control of subsidiary	214,599

a)

On April 4, 2014, the Company recorded its investment in Montero at its fair value of $978,391, being 40% of the net assets of Montero, as fair value approximates the carrying value because of the nature of the assets and liabilities.

The following table summarizes the change in investment in associate for the year ended December 31, 2014:

Balance, April 4, 2014	$978,391
Equity loss in associate	(94,414)
Balance, December 31, 2014	$883,977

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

6.

EXPLORATION AND EVALUATION ASSETS

Fame Property, Clinton, British Columbia

Pursuant to an option agreement dated September 27, 2010, the Company holds an undivided 100% interest in eleven mineral claims situated in Clinton B.C and is not subject to any royalties, back-in rights, payments or other agreements or encumbrances. The Company intends to pursue exploration and evaluation activities on the Fame property through farm-out arrangements.

	Balance December 31, 2013	Acquired on RTO	Balance December 31, 2014
Acquisition costs
Property option payments – cash	$-	$40,000	$40,000
Property option payments – shares	-	20,000	20,000
	-	60,000	60,000
Exploration costs
Surveying	-	162,290	162,290
Equipment & field costs	-	35,057	35,057
Filing and assessments	-	12,811	12,811
Geological consulting	-	16,760	16,760
Grid work and soil sampling	-	56,287	56,287
Project management	-	36,788	36,788
Sample preparation and analysis	-	83,500	83,500
Technical report	-	25,547	25,547
Mineral exploration tax credits	-	(54,420)	(54,420)
	-	374,620	374,620
	$-	$434,620	$434,620

7.

EQUITY

Effective September 16, 2014, the Company’s common shares were consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share. All common share, share purchase warrant, share option, and per share amounts in these consolidated financial statements have been retrospectively restated to present post-consolidation amounts.

(a)

Authorized

Unlimited number of common shares with no par value

Unlimited number of preferred shares with no par value

(b)

Issued and fully paid common shares

As at December 31, 2014, there were 47,153,469 common shares issued and outstanding.

During the year ended December 31, 2014, the Company closed a private placement of 19,166,666 units (each unit consisting of one common share and one common share purchase warrant) at a price of $0.30 per unit for gross proceeds of $5,750,000.  The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019.

The warrants have been valued using the Black-Scholes pricing model, with a gross amount of $1,184,425 included in reserves, based on the relative fair values of the common shares and warrants issued assuming an expected volatility of 65%, an annual interest rate of 1.14%, no dividends and no forfeitures.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

8.

EQUITY (continued)

(b)

Issued and fully paid common shares (continued)

	Gross proceeds	Transaction costs	Book value
	$	$	$

Share capital	4,565,575	199,050	4,366,525
Reserves – warrants	1,184,425	51,639	1,132,786
	5,750,000	250,689	5,499,311

Cash transaction costs of $199,289 were incurred as share issue costs and 171,333 common shares with a deemed value of $0.30 per share were issued as finders fees in relation to the private placement.

In addition to the private placement, the following common shares were issued during the year ended December 31, 2014:

•

4,741,250 common shares were issued pursuant to the RTO (Note 4);

•

1,124,666 common shares were issued in settlement of accounts payable of $337,400.

(c)

Share options

The Company has established a “rolling” share option plan (the “Plan”).  Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares and the term of any option granted under the Plan may not exceed ten years.  The exercise price of each option shall not be less than the market price of the Company’s common shares at the date of grant.  Each option vesting period is determined on a grant by grant basis.

A summary of changes in share options is presented below:

	Outstanding and exercisable	Weighted average exercise price
Balance, December 31, 2012	1,346,000	$0.25
Cancelled	(400,000)	(0.25)
Granted	200,000	0.25
Balance, December 31, 2013	1,146,000	0.25
Granted	2,755,000	0.30
Balance, December 31, 2014	3,901,000	$0.28

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

8.

EQUITY (continued)

(c)

Share options (continued)

During the year ended December 31, 2014, 2,755,000 share options were granted to directors and officers of the Company with an exercise price of $0.30, 2,355,000 exercisable until July 31, 2024, vesting over a period of one year beginning July 31, 2014 and 400,000 exercisable until August 28, 2024, vesting over a period of one year beginning August 28, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $322,000, or $0.12 per option.

During the year ended December 31, 2013, 200,000 share options were granted to consultants of the Company with an exercise price of $0.25, exercisable until July 2, 2018 and vesting over a period of one year beginning on July 2, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $21,810, or $0.11 per option.

The following assumptions were used for the Black-Scholes valuation of the share options granted during the years ended December 31, 2014 and 2013:

	2014	2013

Risk-free interest rate	1.75% - 1.90%	1.13%
Expected life	6 years	3 years
Annualized volatility	65.00%	65.00%
Forfeiture rate	1.00%	0.00%
Dividend rate	0.00%	0.00%

During the year ended December 31, 2014, share based compensation of $251,313 (2013: $110,549) was recorded.

Share options outstanding as at December 31, 2014 are as follows:

Outstanding	Exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

946,000	630,666	$0.25	April 13, 2017	2.3
200,000	66,666	0.25	July 2, 2018	3.5
2,355,000	784,997	0.30	July 31, 2024	9.6
400,000	133,333	0.30	August 28, 2024	9.7
3.901,000	1,615,662	$0.28		6.5

(d)

Common share purchase warrants

During the year ended December 31, 2014, 19,166,666 common share purchase warrants were issued pursuant to the private placement (Note 8(b)). The common share purchase warrants have an exercise price of $0.50 per warrant and expire on July 31, 2019. As at December 31, 2014, no other common share purchase warrants are outstanding.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

9.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company incurred management fees and rent of $182,155 (2013: $201,358) payable to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at December 31, 2014, $12,244 (December 31, 2013: $97,407) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

During the year ended December 31, 2014, consulting fees of $40,000 (2013: nil) were paid to a company of which a director of the Company is an officer.

Key management personnel compensation for the year ended December 31, 2014, including share-based compensation, was $207,810 (2013: nil).

These transactions occurred in the normal course of business operations and are for management services and office rent provided to the Company which are measured at fair value.

10.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash and cash equivalents, accounts receivable and trade and other payables.

Fair Value Measurement

In determining the fair value of financial instruments, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs reflect market-driven or market-based information obtained from independent sources, while unobservable inputs reflect the Company’s estimate about market data. Based on the observability of significant inputs used, the Company classifies its fair value measurements in accordance with a three-level hierarchy. This hierarchy is based on the quality and reliability of the information used to determine fair value, as follows:

Level 1:

Valuations are based on quoted prices in active markets for identical assets or liabilities. Since the valuations are based on quoted prices that are readily available in an active market, they are not subject to significant measurement uncertainty.

Level 2:

Valuations are based on observable inputs other than quoted prices.

Level 3:

Valuations are based on at least one unobservable input that is supported by little or no market activity and is significant to the fair value measurement.

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety. As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, accounts receivable and trade and other payables are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

10.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations.  The Company’s exposure to credit risk includes cash and accounts receivable.  The Company reduces its credit risk on cash by maintaining its bank accounts at large international financial institutions.  Accounts receivable consists mainly of amounts due from the Canadian government. As such, Management has concluded that the Company has no significant credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. No amounts are past due and no allowance for doubtful accounts have been recorded by the Company.

Liquidity Risk

Cash is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian government. At December 31, 2014, the Company has cash and cash equivalents of $4,168,649 to settle current liabilities of $486,066 and had working capital of $3,772,194.

Market Risk

The only significant market risk to which the Company is exposed is interest rate cash flow risk.  The Company’s cash earns interest at variable rates.  The fair value is unaffected by changes in short-term interest rates.  The Company’s future interest income is exposed to short-term rate fluctuations.

Commodity Price Risk

Although the Company is an exploration company, it is subject to price risk from fluctuations in market prices of natural resource commodities since its future profitability is dependent on the market price of these commodities. The prices of commodities are affected by numerous factors beyond the Company’s control. Fluctuations in the commodities’ prices could result in future commercial production that is uneconomical to the Company. Therefore, management regularly monitors natural resource commodity prices to determine the appropriate course of action to be taken by the Company.

11.

SEGMENT INFORMATION

The Company operates in 3 segments, being Canada, Spain and Mexico. As at December 31, 2014 and 2013, no assets were held in Mexico. Geographic segmentation of non-current assets is as follows:

December 31, 2014	Canada	Spain	Total
Investment	-	883,977	883,977
Equipment	4,200	-	4,200
Exploration & evaluation assets	434,619	-	434,619
	438,819	883,977	1,322,795

December 31, 2013	Canada	Spain	Total
Restricted cash	-	730,130	730,130
Equipment	2,033	-	2,033
	2,033	730,130	732,163

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2014 and 2013

(Expressed in Canadian dollars)

12.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income taxes due to the following:

	2014	2013
Loss before income taxes	$1,984,000	$1,288,000
Federal and provincial statutory tax rates	26.00%	25.75%
Expected income tax recovery	(516,000)	(335,000)
Non-deductible expenses and other permanent differences	139,000	26,000
Non-taxable portion of gain	(28,000)	-
Losses for which no tax benefit has been recorded	405,000	359,000
Foreign exchange translation differences	-	(29,000)
Difference in foreign tax rates	-	(21,000)
Income tax recovery	$-	$-

At December 31, 2014, the significant components of the Company’s temporary differences, unused tax credits, and unused tax losses that have not been recognized on the statement of financial position are as follows:

	2014	2013
	$	$
Non-capital losses	940,000	965,000
Share issue costs	59,000	16,000
Investment in associate	202,000	-
Exploration Assets	(58,000)	-
Other	2,000	2,000

At December 31, 2014 the Company had Canadian tax losses with a tax benefit of $937,000 which are not recognized as deferred tax assets.  The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses.  The gross amount of the Canadian tax losses for which a tax benefit has not been recorded expire as follows:

2029	$29,000
2030	935,000
2031	872,000
2032	187,000
2033	600,000
2034	991,000
$3,614,000

13.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes the components of equity.  See Note 1.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt or acquire or dispose of assets. Refer to Note 1 for additional details of the Company’s ability to continue as a going concern.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Renaissance Oil Corp.

Registrant

Dated: April 30, 2015	Signed: /s/ “Craig Steinke”
Craig Steinke, Chief Executive Officer

