Form 20-F
period 2015-12-31
Renaissance Oil Corp.
filed 2016-04-29
CIK 1591476

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

3123 595 Burrard Street, Vancouver, British Columbia, V7X 1J1

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or common stock as of the close of the period covered by the annual report.         159,781,469 Common Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

There are no known proven reserves on Renaissance’s properties.  All of the Company’s properties are currently at the exploration stage. The Company does not have any commercially producing wells or mines.  The Company has not reported any revenue from operations since incorporation.  As such, Renaissance is defined as an “exploration-stage company”.

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

SELECTED FINANCIAL DATA

The selected financial data of the Company for the fiscal years ended December 31, 2015, 2014 and 2013 were derived from the financial statements of the Company which have been audited by Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, as indicated in its auditor’s report which is included elsewhere in this Annual Report.

The financial data for the fiscal year ended December 31, 2012 was derived from the financial statements of the Company as audited by Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, although the financial statements and audit report are not included in this Annual Report. The financial statements are presented pursuant to a reverse takeover business combination (“RTO”) between Renaissance and R2 Energy Ltd. (“R2”) effective September 3, 2014. R2 was incorporated in Alberta on October 20, 2011 and began operations in 2012. For accounting purposes, R2 is the acquirer of San Antonio as a result of the RTO in September 2014 and all information presented in this annual report relates to the financial position, operations and results of R2 since its incorporation and the results of the consolidated entities after September 3, 2014.

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

Table No. 2 is derived from the financial statements of the Company, which have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (“IASB”).

Table No. 1

Selected Financial Data

 (CDN$ in 000, except per share data)

	Year Ended 12/31/15	Year Ended 12/31/14	Year Ended 12/31/13	Year Ended 12/31/12

Revenue	$Nil	$Nil	$Nil	$Nil
Finance and Other Income	$34	$16	$1	$Nil
Net Loss	($8,245)	($1,984)	($1,288)	($1,921)
Total Comprehensive Loss	($7,770)	($1,984)	($1,288)	($1,921)
Basic and Diluted Loss Per Share	($0.12)	($0.06)	($0.06)	($0.13)
Dividends Per Share	$0	$0	$0	$0
Wtg. Avg. Shares (000)	68,962	32,071	21,950	15,070
Working Capital	$9,411	$3,772	($203)	$745
Exploration and Evaluation Assets	$Nil	$435	$Nil	$Nil
Long-Term Debt	$Nil	$Nil	$Nil	$Nil
Shareholder’s Equity	$10,179	$5,095	$529	$1,706
Total Assets	$38,676	$5,581	$954	$1,837

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

Table No. 2

Canadian Dollar/U.S. Dollar

Period	Average	High	Low	Close

Year Ended 12/31/15	$ 1.29	$ 1.40	$ 1.17	$ 1.38
Year Ended 12/31/14	1.11	1.16	1.06	1.16
Year Ended 12/31/13	1.04	1.07	0.98	0.16
Year Ended 12/31/12	1.00	1.04	0.97	1.00
Year Ended 12/31/11	0.99	1.06	0.94	1.02

Three Months Ended 3/31/16	$ 1.35	$ 1.46	$ 1.30	$ 1.30
Three Months Ended 12/31/15	1.34	1.40	1.29	1.38
Three Months Ended 9/30/15	1.32	1.34	1.26	1.34
Three Months Ended 6/30/15	1.24	1.26	1.20	1.22
Three Months Ended 3/31/15	1.26	1.28	1.17	1.27
Three Months Ended 12/31/14	1.14	1.16	1.11	1.13
Three Months Ended 9/30/14	1.11	1.12	1.06	1.12
Three Months Ended 6/30/14	1.08	1.10	1.07	1.07
Three Months Ended 3/31/14	1.11	1.13	1.06	1.11
Three Months Ended 12/31/13	1.05	1.07	1.03	1.06
Three Months Ended 9/30/13	1.04	1.06	1.02	1.03
Three Months Ended 6/30/13	1.04	1.05	1.00	1.03
Three Months Ended 3/31/13	1.02	1.03	0.98	1.02
Three Months Ended 12/31/12	1.00	1.00	0.98	1.00
Three Months Ended 9/30/12	0.99	1.02	0.97	0.98
Three Months Ended 6/30/12	1.01	1.04	0.98	1.02

March 2016		$ 1.35	$ 1.30	$ 1.30
February 2016		1.40	1.35	1.35
January 2016		1.46	1.40	1.41
December 2015		1.40	1.34	1.38
November 2015		1.34	1.31	1.33
October 2015		1.34	1.31	1.34

The exchange rate was $1.30 on March 31, 2016.

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

All of the Company’s Oil and Gas Interests are in Foreign Countries

Currently, the Company’s oil and gas exploration activities are focused on Mexico and Spain. Any changes in government policies may result in changes to laws affecting ownership of assets, exploration policies, monetary policies, taxation, rates of exchange, environmental regulations, labor relations and return of capital. This may affect both the Company’s ability to undertake exploration and development activities in respect of present and future properties, as well as its ability to continue to explore, develop and operate those properties in which it has an interest or in respect of which it has obtained exploration and development rights to date. The possibility that future governments may adopt substantially different policies, which might extend to expropriation of assets, could result in having a negative effect on the Company’s operations and financial condition.

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

Risks Relating to the Financing of the Company

The Company has a material uncertainty about their ability to continue as a “Going Concern”:

The Company’s auditor has drawn attention to matters and conditions which indicate the existence of a material uncertainty that may cast significant doubt on the Company’s ability to continue as a “going concern” contained in the Company’s Financial Statements for the fiscal year ended December 31, 2015. The ability of the Company to continue and carry out its business objectives are dependent upon the Company’s ability to obtain substantial additional financing. If the Company is unable to meet its obligations, it will not be able to fulfill its business plan and be forced to reduce certain operations or cease operations altogether.

The Company’s assets are pledged against a senior loan facility

The Company has entered into a US$20 million senior secured loan facility which is secured by a general security agreement over the Company’s assets. If the Company is unable to repay the loan, or defaults on the terms of the loan, the lender can enforce its rights under the loan agreement and claim the Company’s assets up to the value of the outstanding loan balance. If this were to occur, it would have a significant negative effect upon the Company’s financial position and operations and could require the Company to cease operations altogether.

The Company may require additional financing which could result in substantial dilution to existing shareholders

The Company has been dependent on financing through debt and equity issuances for the acquisition and exploration of resource properties and for general and administrative expenses.  Management anticipates being able to raise the necessary funds by means of equity financing.  The ongoing exploration of the Company’s properties is dependent upon the Company’s ability to obtain financing through the joint venturing of projects, debt financing, equity financing or other means. Such sources of financing may not be available on acceptable terms, if at all.  Failure to obtain such financing may result in delay or indefinite postponement of exploration work on the Company’s exploration properties, as well as the possible loss of its interest in such properties. Any transaction involving the issuance of previously authorized but unissued shares of common or preferred stock, or securities convertible into common stock, could result in dilution, possibly substantial, to present and prospective holders of common stock. These financings may be on terms less favorable to the Company than those obtained previously.

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

The Company has a dependence upon key management employees, the loss or absence of which could have a negative effect on the Company’s operations

The Company strongly depends on the business and technical expertise of its management and key personnel, including Chief Executive Officer Craig Steinke.  There is little possibility that this dependence will decrease in the near term.  As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations.

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

Item 4.  Information on the Company

DESCRIPTION OF BUSINESS

Introduction

Renaissance’s registered office is located at:

2200 – 885 West Georgia Street,

Vancouver, British Columbia, V6C 3E8

Telephone: (604) 609-6110

The Contact person is Gordon Keep, Director.

The Company’s fiscal year ends December 31st.

The Company's common shares trade on the TSX Venture Exchange under the symbol "ROE".

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preferred shares. As of December 31, 2015, the end of the most recent fiscal year, there were 159,781,469 common shares issued and outstanding.

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

The registered office of the Company is located at 2200-885 West Georgia Street, Vancouver, British Columbia. The Company’s focus is the acquisition, exploration and development of oil and gas properties.   The Company has not generated revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Mexico, Europe and other strategic countries, with its present principal focus being the investigation of gas and oil land prospects in Mexico and Spain.

Effective September 16, 2014, the Company’s common shares were consolidated on the basis of 2 pre-consolidation common shares for 1 post-consolidation common share. All common share, share purchase warrant, share option, and per share amounts in this annual report have been retrospectively restated to present post-consolidation amounts.

Currently, the Company conducts unconventional petroleum and natural gas exploration in Mexico and Spain, and also has an interest in a mineral exploration property in British Columbia, Canada.

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

In September 2015, the Company added 7 new members to its technical team. The new members have experience with independent oil and gas companies’ development of conventional and unconventional reservoirs, including shale resources. In consideration of joining the technical team, the Company agreed to issue a total of 5 million common shares to the new members, subject to the Company achieving certain performance milestones, and to escrow and anti-dilution provisions.

In November 2015, the Company entered into a credit agreement with Sprott Resource Lending Partnership for a US$20 million senior secured term loan facility. The facility bears interest at 6.0% per year, and originally matured on February 29, 2016 but was subsequently extended to May 31, 2016. The funds from the loan facility permitted the Company to participate in the Mexican Government oil and gas auction and acquire any concessions as a result of successful bids by the Company.

On December 15, 2015, the Company participated in the Mexican Government’s auction of existing onshore oil and gas fields. The Company was the winning bidder on three concessions known as the Mundo Nuevo, Topen, and Malva blocks. The Company has submitted its Provisional Plans to the Government which outlines the plans for the transition of field operations from PEMEX to the Company. Upon approval of the Provisional Plans, the blocks will be transferred to the Company, which is anticipated to be no later than May 13, 2016.

Business Overview

The Company is in the business of identifying and acquiring prospective land to explore for unconventional oil and natural gas exploration in shale in Mexico and Spain.

In Mexico, the Company operates through its 100% owned subsidiary Renaissance Oil Corp. S.A. de C.V. The Company receives technical and logistical support under an agreement with Haliburton Energy to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries and shale prospects. Recent Mexican government reforms now allow foreign exploration and production companies to acquire land in Mexico.

The company participated in the first auction of onshore oil and gas fields in December 2015 administered by the Mexican Government Comision Nacional de Hidrocarburos (the “CNH”), and was the winning bidder on three concessions. The Company has submitted its provisional plans to the CNH to transition the operations of these fields from the current operator PEMEX to the Company and anticipates that once these plans are approved, the License Contracts will be transferred to the Company no later than May 13, 2016. The Company is also designing field development plans for each of the properties, including the initial Appraisal Plans, which will be submitted to the CNH for their approval. The approval of the Appraisal Plans is not expected until the end of 2016. Once approved, the Company will begin its development of the three properties.

In Spain, the Company conducts business through its 40% owned Spanish subsidiary, Montero Energy Corporation, S.L. (“Montero”). Montero has been the successful bidder on approximately 1.3 million acres of lands which are prospective for the exploration and development of shale gas and oil. The Company is now awaiting final awards.

The Company also has an interest in a mineral exploration property in British Columbia, Canada. It holds a 100% interest in the Fame property located in British Columbia, Canada. The property is at the exploration stage. There is no assurance that a commercially viable resource deposit is present the Company’s property, and additional exploration is required before it is determined if the property is economically and legally viable. During fiscal 2015, the Company determined that that since there were no current plans for exploration and evaluation of the Fame property by the Company, it would recognize an impairment of its acquisition and capitalized exploration expenditures of $434,619.

To date, the Company has received no revenue. All operating funds to date have been received from the sale of common shares, although the Company does have an agreement to receive funds under a term loan facility intended for the purchase of Mexican oil and gas assets. The Company is not currently dependent upon market prices for its operations, nor is it dependent upon any patents, licenses or manufacturing processes. The Company’s operations are dependent upon exploration rights and claims as well as the terms of option and/or joint venture agreements on the property Please see the individual property descriptions below for the details of the Company’s current explorations projects.

Oil and Gas Properties

Mexico

Mexico is currently the 10th largest producer of oil in the world. In 1938, the government expropriated all foreign owned petroleum land and assets and nationalized all exploration and production under the national oil company, PEMEX. Mexican law barred foreign companies from participating in the Mexican industry. In response to a need for increased investment and modernizing the industry, Mexico instituted industry reforms in 2014 which will allow direct foreign investment in the Mexican oil and gas industry for the first time in 77 years. The government intends to distribute both offshore and onshore oil and gas concessions through an auction process, which is anticipated to have a total of five bidding rounds over a three-year period.

The Company conducts business in Mexico through its 100% owned subsidiary Renaissance Oil Corp. S.A. de C.V. The Company intends to participate in the bidding for these exploration and production blocks through technical and logistical support from Halliburton Energy Services, Inc. (“Halliburton”).  The Company has completed a consulting agreement with Halliburton where Halliburton will provide assistance to the Company to complete a comprehensive evaluation for feasibility and profitability of mature fields, bypassed discoveries, and shale prospects in Mexico. This arrangement adds significant depth to the Company’s technical team and includes petrophysical, geological, geophysical and geochemical analysis, as well as petroleum engineering and project management. The Company has also established its own technical team which has experience in both conventional and unconventional reservoirs, including shale resources, in both North America and globally.

In July 2015, the Company accessed the data room for Call 3 of Round 1 of the concession auctions. In connection with Halliburton, the Company evaluated the 25 on-shore “mature fields” petroleum blocks available in Round 1 and was encouraged by the opportunities presented. The Company formally registered for the auction in August 2015. The first round auction was conducted by the Mexican Government through the CNH on December 15, 2015. The Company focused its bids on Type 1 blocks, which are by definition have estimated reserves of less than 100 million barrels of oil remaining in place, and contain current production and facilities. The Company was awarded three blocks in the auction, known as Mundo Nuevo, Topen, and Malva. The three blocks are located in Chiapas State, which is Mexico’s southernmost State, and together cover 74 square kilometers of surface area. They have aggregate gross daily production of approximately 700 barrels of crude oil and condensate and approximately 6 million cubic feet of natural gas. The details of each block are discussed below:

Mundo Nuevo

The Mundo Nuevo block is located in Chiapas State 42 kilometers southwest of the city of Villahermosa, Tabasco, and covers 27.7 square kilometers.

93°24'0.0 O
93°21'0.0 O
93°18'0.0 O
93°15'0.0 O
93°12'0.0 O
17°48'0.0 N
17°45'0.0 N
17°42'0.0 N
N
Estados Unidos de América
Golfo de México
Océano Pacífico
Chiapas
Tabasco
MUNDO NUEVO B
MUNDO NUEVO A
Topén
0
2.5
5
7.5
10 km

The block contains the Mundo Nuevo field which was discovered in 1977. The field was developed by PEMEX through the drilling of 14 wells, and reached peak production in the early 1980’s. The field is currently producing approximately 230 bbls/day of natural gas liquids, with an average reservoir depth of 3,580 meters. According to CNH, the field had a cumulative production through January 1 2015 of 35 million barrels of oil and 322 billion cubic feet of gas, with production from Cretaceous limestone and dolomites.

The Company has utilized 3D seismic data, acquired since the original wells were drilled, to identify numerous potential new development well locations, and believes there is opportunities in new well locations and recompletion of existing wells. In order to satisfy the minimum work commitment for Mundo Nuevo, the Company is required to drill one development well. The Company was awarded the Mundo Nuevo block with an additional royalty amount of 80.69%.

Topen

The Topen block is located in Chiapas State approximately 45 kilometers southwest of the city of Villahermosa, Tabasco, and covers 25.3 square kilometers.

93°18 0.0 O
93°15 0.0 O
93°12 0.0 O
93°9 0.0 O
93°6 0.0 O
93°3 0.0 O
93°0 0.0 O
17°45 0.0 N
17°42 0.0 N
17°39 0.0 N
17°36 0.0 N
17°33 0.0 N
N
Mundo Nuevo A
Mundo Nuevo B
Estados Unidos de América
Golfo de México
Océano Pacífico
TOPÉN
Tabasco
Chiapas
Secadero
0
2.5
5
7.5
10 km

The block contains the Topen field which was discovered in 1978. The field was developed by PEMEX through the drilling of 5 wells, and achieved peak production in the mid 1980’s. Currently, the field is producing approximately 280 bbls/day of oil, with an average reservoir depth of 3,300 meters. According to CNH, the field had a cumulative production through January 1 2015 of 8 million barrels of oil and 20 billion cubic feet of gas, with production from Cretaceous limestone.

The Company has utilized 3D seismic data, acquired since the original wells were drilled, to identify numerous potential new development well locations. The Company has also identified the potential for field extensions, and a previously untested area which is supported by seismic amplitude analysis, and believes there is opportunities in the recompletion of existing wells. In order to satisfy the minimum work commitment for Topen, the Company is required to drill one development well. The Company was awarded the Topen block with an additional royalty amount of 78.79%.

Malva

The Malva block is located in Chiapas State approximately 61 kilometers southwest of the city of Villahermosa, Tabasco, and covers an area of 21.2 square kilometers.

93°27 0.0 O
93°24 0.0 O
93°21 0.0 O
93°18 0.0 O
93°15 0.0 O
93°12 0.0 O
17°33 0.0 N
17°30 0.0 N
17°27 0.0 N
17°24 0.0 N
N
Tabasco
Estados Unidos de América
Golfo de México
Océano Pacífico
Chiapas
MALVA
Catedral
0
2.5
5
7.5
10 km

The Malva field was discovered in 2003 and was developed by PEMEX through the drilling of 4 wells, reaching peak production in the late 2000’s. The field is currently producing approximately 220 bbls/day of light oil, with an average reservoir depth of 2,680 meters.  According to CNH, the field had a cumulative production through January 1 2015 of 3 million barrels of oil and 26 billion cubic feet of gas, with production from Cretaceous limestone and dolomites.

The field has been delineated with 3D seismic data. The Company has used high tech seismic technology and advanced structural interpretation to identify a number of untested potential hydrocarbon amplitudes and new well locations, as well as field optimization opportunities within the existing producing area. In order to satisfy its minimum work commitment for the license, the Company is required to drill two new wells. The Company was awarded the block with an additional royalty amount of 57.39%.

Current and Future Development

Each of the three properties awarded to the Company through the CNH auction have existing wells, production equipment and infrastructure which will be transferred to the Company upon execution of the license contracts. The properties have production gathering lines in place which connect from each producing well to centrally located PEMEX owned and operated processing facilities. Once the license contracts are accepted, the Company will receive all revenue from the existing wells, subject to government royalties, which include both a base royalty and additional royalty.

Each property is subject to a base royalty, with the base royalty rates varying for each of the three types of commodity produced. For crude oil, the base royalty is 7.5% at Brent benchmark prices below $48 per barrel. Natural gas condensate base royalty is 5% at Brent benchmark prices below $60 per barrel. Natural gas production is subject to a base royalty percentage equal to the price received for each thousand cubic feet of natural gas divided by 100. Once commodity prices rise above the initial benchmark threshold, the base royalty increases by $0.125% for every dollar increase in the benchmark price.

Through the mature field auction, the Company was awarded each property as the highest bidder based on the additional royalty percentage the Company was willing to grant to the government on production. The additional royalty is calculated on the proceeds from the sale of the production from each field. The additional royalties for each of the Company’s awarded properties and their estimated daily current production by PEMEX as of February 2016 are given below:

Property	Current Estimated Production	Additional Royalty Percentage

Mundo Nuevo	230 bbl/day crude oil and condensate 2.5 mmcf/d natural gas	80.69%

Topen	260 bbl/day crude oil 1.2 mmcf/d natural gas	78.79%

Malva	220 bbl/day crude oil 2.5 mmcf/d natural gas	57.39%

The Company has submitted the required Provisional Plans to the CNH for each of the 3 blocks which outlines the plans for the transition of field operations from PEMEX to the Company. Upon approval of the Provisional Plans by the CNH, the Company will be granted a Signature Date to execute the License Contracts for each of the awarded blocks. The Signature Date is expected to occur no later than May 13, 2016.

Each property is awarded under a license contract which grants the Company a license for an initial 25-year term, with the potential for two 5-year extensions per license area. In addition to the additional production royalties, the Company must also commit to certain Minimum Work Programs for each block, which is designed to enhance the current production. The Minimum Work Program may include the drilling of new wells, workovers of existing wells, acquisition and interpretation of seismic data and other analyses.

The Minimum Work Program is defined by a required number of total number of Work Units and varies by each property. Each type of development activity has been assigned a different Work Unit value by CNH as given below:

Activity		Work Units

Well	Per well	4,000
Major well work over	By repair	800
Minor well work over	By repair	400
Nuclei studies	Per study	25
PVT Studies	Per study	10
Formation studies	Per study	10
Updated static model	Per unit	300
Updated dynamic model	Per unit	300
Acquisition, reprocessing and interpretation of 3D seismic data	Per km2	20
Interpretation of 3D seismic	by contract area	30

A reference value for each Work Unit has been assigned by CNH based on the average price of Brent benchmark crude, with the reference value for each Work Unit increasing with an increase in Brent crude pricing. The purpose of the reference value is to determine the estimated dollar amount of the Minimum Work Program. 50% of the Minimum Work Program is required to be posted as a bond as the Performance Guarantee. The required Work Units, reference value and Performance Guarantee for each of the properties is given below:

Property	Work Units Assigned	Work Units Reference Value	Performance Bond Required

Mundo Nuevo	5,750 Units	US$4.4 Million	US$2.2 Million
Topen	5,750 Units	US$4.4 Million	US$2.2 Million
Malva	9,400 Units	US$7.2 Million	US$3.6 Million

Total	20,900 Units	US$16 Million	US$8.0 Million

The Company will have 1 year from the date of the approval of the Appraisal Plan by the CNH to complete the minimum work program. The Company anticipates the CNH will issue the required approvals of the Appraisal Plans on or about December 2016. The first development activities on each of the properties is expected to begin in 2017.

In order to provide the required funds for the Minimum Work Program and Performance Bond, the Company entered into a US$20 million senior secured loan facility with Sprott Resource Lending Partnership (“Sprott”). The facility bears interest at a rate of 6.0% per year and is secured under a general security agreement over the assets of the Company. It originally was to mature on February 29, 2016, but was subsequently extended to May 31, 2016. The facility must be used for the acquisition of certain assets from PEMEX or other assets held by the government in Mexico and for no other purpose without the prior written consent of the lender. The Company will be advanced the US$20 million subject to the satisfaction of the terms and conditions of the credit agreement. In consideration for the structuring and syndication of the facility, the Company issued an aggregate of 738,000 common shares as directed by the lender.

Each of the three blocks have production growth opportunities through development drilling utilizing up-to-date technology. Each field may also benefit from work overs of existing wells, and field optimization. Since the three blocks are in close proximity to each other, there may also be certain synergies and operational cost benefits. Once the acquisition of the blocks is finalized, the Company will have a third-party evaluation of each block by a qualified reserves evaluator in order to produce a reserves report.

The Company’s longer term objective is to continue to grow its involvement Mexican energy sector. The legislative changes permitting direct foreign investment provide many new opportunities for the acquisition of both exploration and production assets. The Company has conducted comprehensive evaluations for the feasibility and profitability of mature fields, bypassed discoveries and shale prospects across Mexico and will continue to pursue the acquisition of additional property interests.

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

The title to the mineral claims have been transferred to the Company from a former Director of the Company, who had been holding the claims in-trust and on behalf of the Company. Currently, the Company’s exploration expenditures made on the Fame property have the Company’s claims in good standing with no additional work commitments or payments until June 2021.

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

During fiscal 2015, the Company determined that since there were no exploration expenditures budgeted or planned for the Fame property, it would recognize an impairment charge of $434,619 against the capitalized acquisition and exploration costs of the property.

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

The value of the U.S. Dollar in relationship to the Canadian Dollar was $1.38 on December 31, 2015 and $1.30 on March 31, 2016.

The Company has since inception primarily financed its activities through the issuance of equity and debt. The Company anticipates that it may have to raise additional funds by equity issuance in the next several years, as the Company is at the exploration stage. The timing of such offerings is dependent upon the success of the Company’s exploration programs, the potential acquisition of additional property interests, as well as the general economic climate.

Results of Operations

Year Ended December 31, 2015 vs. Year Ended December 31, 2014

During the year, the Company evaluated oil and gas prospects in Mexico in conjunction with Halliburton, and was the successful bidder on three producing oil and gas fields in the CNH mature field auction in December.

The net loss for the fiscal year ended December 31, 2015 was ($8,244,780). After the translation adjustment for item that may be reclassified subsequently to net loss of $474,313, the comprehensive loss for the year was ($7,770,467) or ($0.12) per share, compared to a net and comprehensive loss of ($1,984,246), or ($0.06) per share, for the fiscal year ended December 31, 2014. In the current year, expenses totaled $7,003,655, an increase of $4,855,612 from the expenses of $2,148,043 recorded in the prior fiscal year. Resource property evaluation rose to $3,090,178 from $622,961 as the Company and Haliburton conducted the evaluation of potential oil and gas properties in Mexico, and an expense of $600,000 from the issuance of Consideration Shares to the new members of the Company’s technical team. Share-based compensation increased to $2,205,509 from $251,313 due to the grant of a higher number of options to officers, directors and consultants in the current year. Advisory and consulting fees rose to $966,410 from $476,367 and general and administrative increased to $92,854 from $54,614 due to the higher level of operating activity in the current year. Professional fees declined to $331,738 from $616,333 as the amounts in 2014 included legal and auditing fees related to the RTO of R2 Energy. Marketing and travel increased to $281,593 from $100,089 due to the higher level of activity in Mexico. Regulatory and filing increased to $33,291 from $24,619 as the Company issued a higher number of common shares in the current year. Depreciation rose slightly to $2,082 from $1,747.

Other items included impairment of exploration and evaluation assets of $434,619 related to the Fame property. Finance expense was $271,268 which were interest payments on the US$20 million senior secured term loan facility. Equity loss on investment in associate of $119,965 was from the Company’s share of 40% owned Montero’s loss during the year. Finance income was $33,654 compared to $15,680 in the prior year was due to higher cash balances during the year. Foreign exchange gain declined slightly to $25,386 from $27,932 due to less favorable exchange rates during the year.

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

Liquidity and Capital Resources

The Company’s working capital position at December 31, 2015 was $9,410,766, including cash of $9,330,223 and restricted cash of $28,130,053. The restricted cash is proceeds from the US$20 million senior secured term loan facility which is required to be spent on the acquisition and development of Mexican oil and gas properties. The Company estimates it will spend approximately US$4,000,000 on operating expenses in fiscal 2016.  No significant funds are anticipated to be spent on exploration and development in fiscal 2016, as the Company does not expect approval of its Appraisal Plans by CNH on the Mexican properties until the end of 2016. Once such approvals are received, the Company can begin to develop the 3 concessions it successfully acquired during the mature oil and gas field auction in December 2015, The current working capital is sufficient to meet its anticipated obligations for the remainder of Fiscal 2016. However, if the Company acquires additional oil and gas properties, it may require additional funding, which may be raised either through the sale of additional equity or debt.

The Company has financed its operations through the issuance of common shares. The following sales and issuances of common stock have been completed since inception, adjusted for the 1 new for 2 old common share consolidation effective September 16, 2014. The Company changed its fiscal year-end from March 31 to December 31 upon the completion of the RTO in September 2014.

Table No. 3

Common Share Issuances

Fiscal Period	Type of Share Issuance	Number of Common Shares Issued	Price	Gross Proceeds or Deemed Value

Period from inception	Private placement flow-through shares	612,500	$ 0.02	$ 12,250
on June 9, 2010 to	Private placement flow-through shares	700,000	0.10	70,000
March 31, 2011	Private placement flow-through shares	362,500	0.20	72,500
	Private placement common shares	200,000	0.10	20,000
	Private placement common shares	787,500	0.20	157,500

Fiscal Year 2012	Initial Public Offering	1,978,750	$ 0.40	$ 791,500
	Corporate finance fee	50,000	0.40	20,000
	Mineral property acquisition	50,000	0.40	20,000

Fiscal Year 2013	No issuances

Fiscal Year 2014	Private placement common shares	19,166,666	$ 0.30	$ 5,750,000
	Finders fees	171,333	$ 0.30	51,400
	Shares issued in settlement of accounts payable	1,124,666	$ 0.30	337,400
	**Issued to R2 shareholders	21,949,554	-	-

Fiscal Year 2015	Private placement common shares	106,890,000	$ 0.10	$ 10,689,000
	Loan bonus common shares	738,000	0.18	132,840
	Consideration shares to consultants	5,000,000	0.12	600,000

**R2 Common Share Issuances	Private placement common shares	200	$1.00	200
	Private placement common shares	10,000,000	$ 0.10	1,000,041
	Private placement common shares	3,469,354	$ 0.25	867,339
	Private placement common shares	8,000,000	$ 0.23	1,865,600
	Share issue costs	480,000	-	-

Year Ended December 31, 2015

At the end of the fiscal year, the Company’s working capital was $9,410,766 compared to working capital of $3,772,194 as of December 31, 2014. The higher level of working capital was primarily due to the completion of a private placement of 106,890,000 common share units for proceeds of $10,689,000.

Operating activities used cash of ($4,314,614), including the net loss for the year of ($8,244,780). Adjustments for items not involving cash included depreciation of $2,082; share-based compensation from the grant of incentive stock options of $2,205,509; amortization of financing costs from the US$20 million senior secured term loan facility of $66,420; share-based payments for consultants related to the issuance of 5 million common shares to the new members of the Company’s technical team of $600,000; Loss of investment in associate related to the Company’s share of 40% owned Montero’s annual loss was $119,965; Unrealized foreign exchange gain was $448,927; and impairment of exploration and evaluation assets from the Fame property of $434,619. Changes in non-cash working capital items were an increase in accounts receivable of ($282,303); Increase in prepaid expenses of ($18,625); and increase in trade and other payables of $348,292.

Investing activities provided cash of $27,678,021. Changes in restricted cash balances from the US$20 million senior secured term loan facility provided cash of $27,680,000, and purchase of property, plant and equipment used cash of ($1,979). Financing activities provided cash of $9,916,003, with the entire amount from the issuance of common shares, net of cash issuance costs. Effect of exchange rate changes on cash was $12,179.

Cash and cash equivalents and restricted cash totaled $37,460,276 as of December 31, 2015, compared to cash and cash equivalents of $4,168,687 as of December 31, 2014, an increase of $33,291,589. Restricted cash was $28,130,053 as of December 31, 2015 compared to $Nil on December 31, 2014, as the senior secured loan facility was completed in fiscal 2015. During the year, the Company issued a total of 112,628,000 common shares during the year. 5,000,000 common shares were issued to the new members of the Company’s technical team; 738,000 common shares were issued as bonus shares as a structuring fee for consideration of the senior secured loan facility; and 106,890,000 common shares were issued pursuant to a private placement of common share units, with each unit consisting of one common share and one common share purchase warrant at a price of $0.10 per unit. Each warrant is exercisable into one additional common share at a price of $0.20 until October 6, 2020.

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

Significant Accounting Policies

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee. These consolidated financial statements were approved by the board of directors of the Company on April 25, 2016.

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

Critical Judgments

Going Concern

The preparation of these consolidated financial statements requires management to make judgments regarding the going concern assumption for the Company.

Reverse Takeover

San Antonio completed a RTO of R2 Energy in 2014. The RTO required management to make judgements regarding the accounting acquirer and accounting acquiree.

Investment in Associate

The Company disposed of its controlling interest in Montero Energy Corporation S.L. (“Montero”). This disposition required management to make judgement regarding whether the Company retains significant influence in Montero.

Functional Currency

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollar and the functional currency of the Company is the Canadian dollar except for Renaissance Oil Corp. S.A. de C.V., which has a functional currency of United States dollars.

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

Impairment

The estimate of the recoverable amounts of the Company’s long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amounts and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amounts or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets. The estimate of the recoverable amount of the Company’s investment in long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amount and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amount or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets. During the year ended December 31, 2015, the Company determined expenditures on further exploration and evaluation of mineral resources on the Fame Property was not budgeted nor planned in the foreseeable future and as such recognized an impairment of $434,619 in the consolidated statement of loss and comprehensive loss.

Share-based compensation

Management is required to make certain estimates when determining the fair value of stock option awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as share-based compensation in the consolidated statement of loss and comprehensive loss. For the year ended December 31, 2015, the Company recognized $2,205,509 in share-based compensation expense (2014: $251,313).

The principal accounting policies used in the preparation of these consolidated financial statements are described below:

Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, R2 and Renaissance Oil Corp. S.A. de C.V. As R2 was deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these consolidated financial statements at their historical carrying value. San Antonio’s results of operations have been included from September 3, 2014.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents includes deposits held with banks that are available on demand and highly liquid, short-term investments that are cashable on demand.

Restricted Cash

Cash and cash equivalents unavailable for use by the Company or its subsidiaries due to certain restrictions that may be in place are classified as restricted cash.

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

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to profit or loss as incurred, unless future economic benefit is expected to be realized. The Company capitalizes the costs of acquiring, maintaining its interest in, exploring and evaluating oil and gas and mineral properties until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs are expensed as incurred. Exploration and evaluation properties are not amortized during the exploration and evaluation stage. At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. The E&E phase of a particular project is completed when both the technical feasibility and commercial viability of extracting oil or gas are demonstrable for the project or there is no prospect of a positive outcome for the project. E&E assets with commercial reserves will be reclassified to development and production assets and the carrying amounts will be assessed for impairment and adjusted (if appropriate) to their estimated recoverable amounts.  If commercial reserves are not discovered or the project is abandoned, the E&E asset is written off to exploration expenses in the statement of loss and comprehensive loss.

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

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable. Cash and cash equivalents, restricted cash, and accounts receivable are classified as loans and receivables. Trade and other payables and loan payable are classified as other financial liabilities.

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

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. The Company issues equity-settled stock options to its employees, directors and consultants and follows the fair value method of accounting. A Black-Scholes option-pricing model is used to determine the fair value of the award at the time the options are granted.  The related expense is charged to the consolidated statement of loss and comprehensive loss with a corresponding increase in equity as equity reserves over the vesting term. Consideration received on the exercise of an option is credited to share capital, along with the related share-based compensation previously recognized in equity reserves.

Foreign Exchange

The consolidated financial statements are presented in Canadian dollars, which is currently the Company’s reporting currency. Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the transaction date. At each period end, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate prevailing at the period end date. All differences are recognized in net earnings. Non-monetary assets, liabilities and transactions denominated in a foreign currency and measured at historical cost are translated at the exchange rate in effect at the transaction date. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value was determined. For the purpose of consolidation, assets and liabilities of foreign subsidiaries are translated from their functional currency to Canadian dollars using the exchange rate prevailing at the period end date. The statements of loss and comprehensive loss and cash flows are translated using the average exchange rates for the period. Foreign exchange differences resulting from such transactions are recorded in equity as cumulative translation adjustment.

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

Future Accounting Standards and Amendments Effective After December 31, 2015

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

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

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

Leases

In January 2016, the IASB issued IFRS 16 "Leases", which replaces IAS 17 Leases. IFRS 16 applies to lessees, requiring the recognition of assets and liabilities for most leases and eliminates the distinction between operating and financing leases. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will assess the effect of this future pronouncement on its financial statements.

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

The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with IFRS.  The value of the Canadian Dollar in relationship to the US Dollar was $1.30 on March 31, 2016.

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

Safe Harbor

Not Applicable

Item 6.  Directors, Senior Management and Employees

Table No. 4 lists as of March 31, 2016 the names of the Directors of the Company.  The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are citizens and residents of Canada except Craig Steinke, who is a resident of Washington State, and Vadim Jivov, who is a resident of London, England. Each director was re-elected to the Board at the meeting of shareholders held on December 8, 2015 except Vadim Jivov, who was appointed to the Board subsequent to the most recent meeting of shareholders.

Table No. 4

Directors

Name	Age	Date First Elected/Appointed
Craig Steinke	58	September 3, 2014
Ian Telfer (1) (2)	70	September 3, 2014
Gordon Keep (1) (2)	59	September 3, 2014
Vadim Jivov (1) (2)	52	January 15, 2016

(1) Member of Audit Committee.
(2) Member of Nominating and Corporate Governance Committee.

Members of the Audit Committee meet periodically to approve and discuss the annual financial statements and each quarterly report before filing and mailing. The committee operates under a written charter as included in the Company's Management Information Circular dated November 3, 2015.  Details of the charter are contained in Item 6, “Board Practices” below.

Table No. 5 lists, as of March 31, 2016, the names of the Executive Officers of the Company.  The Executive Officers serve at the pleasure of the Board of Directors.  All Executive Officers are citizens and residents of Canada except Craig Steinke, who is a resident of Washington State.

Table No. 5

Executive Officers

Name	Position	Age	Date of Appointment
Craig Steinke	Chief Executive Officer	58	September 3, 2014
Harpreet Dhaliwal	Chief Financial Officer	34	March 14, 2016
Carmen Etchart	Corporate Secretary	49	September 3, 2014

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

Harpreet Dhaliwal was named Chief Financial Officer in March 2016. Ms. Dhaliwal is a CPA and a graduate of the University of British Columbia. She is currently Vice-President, Corporate Finance for Fiore Management & Advisory Corp., a financial advisory firm and has served as corporate controller and in corporate finance for several resource companies in the last 10 years. She currently serves as Chief Financial Officer of Klondike Gold, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer and Corporate Secretary of Rusoro Mining, a mineral exploration company traded on the TSX Venture Exchange; Chief Financial Officer of Sandspring Resources Ltd., a mineral exploration company traded on the TSX Venture Exchange; and Chief Financial Officer of Uracan Resources, a mineral exploration company traded on the TSX Venture Exchange. Ms. Dhaliwal spends approximately 25% of her time on the Company’s business.

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

Vadim Jivov was appointed as a director on January 15, 2016. He holds an engineer-optician’s degree from the Moscow Power Engineering Institute. He has served as an officer and director of resource businesses in Canada, Eastern Europe and in the states of the former Soviet Union, including serving as President and Director of Uranium One Inc. from 2009 until 2014. He currently serves as President of Langara Investments Ltd., a private investment company in London, England. He spends approximately 10% of his time on the Company’s business.

Gordon Keep is a Professional Geologist in the Province of British Columbia and holds a Bachelor of Science in Geological Sciences from Queen’s University and a Masters Business Administration from the University of British Columbia. Mr. Keep has extensive business experience in investment banking and creating publically traded natural resource companies. Mr. Keep is the Chief Executive Officer of Fiore Management & Advisory Corp., a financial advisory firm. Mr. Keep also currently serves as director and/or officer for several junior mining and junior oil and gas companies, including Klondike Gold Corp. Oceanic Iron Ore Corp., Catalyst Copper Corp., Encanto Potash Corp. Rusoro Mining Ltd., and Uracan Resources Ltd., all of which are mineral exploration companies traded on the TSX Venture Exchange; CarbonOne Technologies Inc., an advanced material manufacturer traded on the TSX Venture Exchange; Petromanas Energy Inc., an oil and gas exploration company traded on the TSX Venture Exchange; Northern Dynasty Minerals, a mineral exploration company traded on the TSX and NYSE MKT Exchanges; and Eastern Platinum Limited, a mineral exploration company traded on the TSX and Johannesburg Stock Exchanges. He spends approximately 10% of his time on the Company’s business.

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

To assist the Company in compensating, attracting, retaining and motivating personnel, the Company grants incentive stock options under a formal Stock Option Plan which was approved by shareholders at the Annual General and Special General Meeting of shareholders held on December 8, 2015.

Table No. 6 sets forth the compensation paid to the Company’s executive officers and members of its administrative body during the last three fiscal years.

Table No. 6

Summary Compensation Table

All Figures in Canadian Dollars unless otherwise noted

Name	Fiscal Year	Salary	Options Granted	Other Compensation

Craig Steinke, CEO and Director (1)	2015 2014	N/A N/A	2,500,000 800,000	$ 284,184 182,155

Jeremy Crichton, Former Chief Financial Officer (2)	2015 2014	N/A N/A	400,000 250,000	$ 43,500 6,000

Carmen Etchart, Corporate Secretary (3)	2015 2014	N/A N/A	300,000 55,000	$ 97,500 91,000

Gordon Keep, Director (4)	2015 2014	N/A N/A	1,500,000 500,000	$ 120,000 40,000

Ian Telfer, Director	2015 2014	N/A N/A	2,000,000 500,000	Nil Nil

Christopher Dyakowski, Director and former President and CEO (5)	2015 2014 2013	N/A N/A N/A	Nil 250,000 Nil	$ Nil 24,000 60,000

Kenneth Phillippe, Former Chief Financial Officer (6)	2014 2013	N/A N/A	Nil Nil	$ 18,000 18,000

(1)

“Other Compensation” for Craig Steinke includes $12,000 (2014 - $12,505) in rent paid directly to Mr. Steinke and $272,184 (2014 - $169,650) in management fees paid to Reconnaissance Energy, a private company owned by Mr.Steinke.

(2)	“Other Compensation” for Jeremy Crichton includes $36,000 (2014 - $6,000) for management fees and $7,500 (2014 - $Nil) bonus.
(3)	“Other Compensation” for Carmen Etchart includes $90,000 (2014 - $90,000) in management fees and $7,500 (2014 - $1,000) bonus.
(4)	“Other Compensation” for Gordon Keep is for consulting fees paid to Fiore Management & Advisory Corp., a private company which Gordon Keep is an officer.
(5)

“Other Compensation” for Christopher Dyakowski includes $Nil (2014 - $24,000; 2013 - $60,000) for management fees paid to Max Investments, a private company owned by Mr. Dyakowski. Mr. Dyakowski’s management contract terminated on August 31, 2014.

(6)	"Other Compensation" for Kenneth Phillippe is for accounting services.

No funds were set aside or accrued by the Company during Fiscal 2015 to provide pension, retirement or similar benefits for Directors or Executive Officers.

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

Audit and Finance Committee

The Company's Audit and Finance Committee operates under a written charter which is reviewed by the Board of Directors on an annual basis. A copy of the current Audit Committee Charter was included in the Company’s Management Information Circular dated November 3, 2015 which has been included as an exhibit to the Company’s Form 6-K which was filed on November 27, 2015.

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

The current Audit Committee members are Vadim Jivov (Independent), Ian Telfer (Independent), and Gordon Keep (Independent). The Committee met four times in Fiscal 2015.

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

Current members of the Nominating & Governance Committee are Vadim Jivov (Independent), Ian Telfer (Independent), and Gordon Keep (Independent). The Committee did not meet in Fiscal 2015.

Staffing

The Company currently has no employees and 3 executive officers. Administrative functions are performed by the executive officers, and exploration and other field work is conducted by consultants as needed.

In September 2015, the Company added 7 consultants to its technical team. The new members have experience with independent oil and gas companies’ development of conventional and unconventional reservoirs, including shale resources. In consideration of joining the technical team, the Company agreed to issue a total of 5 million common shares to the new members, subject to the Company achieving certain performance milestones, and to escrow and anti-dilution provisions.

Share Ownership

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.

Table No. 7 lists, as of March 31, 2016, Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

Table No. 7

Shareholdings of Directors and Executive Officers

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Craig Steinke (1)	8,796,403	5.39%
Common	Harpreet Dhaliwal	Nil	-
Common	Carmen Etchart (2)	675,000	0.42%
Common	Vadim Jivov (3)	1,000,000	0.62%
Common	Gordon Keep (4)	5,175,941	3.16%
Common	Ian Telfer (5)	22,140,612	13.12%

	Total Directors/Officers	37,787,956	21.31%

- 46 -

(1)

Of these shares, 5,229,737 are common shares, including 2,278,382 common shares currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement. 166,666 are represented by currently exercisable share purchase warrants and 3,300,000 are currently exercisable share purchase options. 25,000 common shares and 25,000 share purchase warrants are in the name of Nicolas Steinke, and 25,000 common shares and 25,000 share purchase warrants are in the name of Thomas Steinke, who are Mr. Steinke’s sons. Mr. Steinke exercises control over those securities.

(2)	Of these shares, 555,000 are currently exercisable share purchase options.
(3)	Of these shares, 1,000,000 are currently exercisable share purchase options.
(4)

Of these shares, 572,191 are common shares held by Fiore Management & Advisory Corp., a private company for which Mr. Keep serves as CEO and has control over the shares. 2,250 are common shares held by the Kinderdream Foundation, a charitable foundation over which Mr. Keep has control and direction. 2,000,000 are currently exercisable share purchase options held by Mr. Keep and 1,000,000 are currently exercisable share purchase options held by Fiore Management. 500,000 are currently exercisable share purchase warrants held by Mr. Keep and 500,000 are currently exercisable share purchase warrants held by Fiore Management

(5)

Of these shares, 8,120,356 are common shares held by Mr. Telfer, including 2,970,045 that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement. 5,000,0000 are common shares held by the Fernwood Foundation, a charitable foundation over which Mr. Telfer has control and direction. 1,520,256 are represented by currently exercisable share purchase warrants and 2,500,000 are currently exercisable share purchase options held by Mr. Telfer, and 5,000,000 are currently exercisable share purchase warrants held by the Fernwood Foundation.

Based upon 159,781,469 common shares outstanding as of March 31, 2016, share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

Item 7.  Major Shareholders and Related Party Transactions

The Registrant is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents and other foreign residents.  The Registrant is not controlled by another corporation as described below.  The Company's common shares are issued in registered form and the following information is taken from the records of Computershare Investor Services, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

On March 31, 2016 the shareholders' list for the Company's common shares showed 88 shareholders, including depositories, and 159,781,469 common shares issued and outstanding. Of the total shareholders, 35 are resident in Canada holding 138,071,438 common shares, or 86% of the total issued and outstanding common shares; 46 shareholders are resident in the United States holding 18,820,031 common shares, or 12% of the total issued and outstanding common shares; and 7 shareholders are resident in other nations holding 2,890,000 common shares, or 2% of the total issued and outstanding common shares.

The Company is aware of five persons/companies who beneficially own 5% or more of the Registrant's voting securities. Table No. 8 lists as of March 31, 2016, persons and/or companies holding 5% or more beneficial interest in the Company’s outstanding common stock.

Table No. 8

5% or Greater Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Clearview Capital Limited (1)	26,000,000	15.05%
Common	Casey Capital Strategies LLC (2)	23,500,000	19.55%
Common	Ian Telfer (3)	22,140,612	13.12%
Common	Gibralt Capital Corporation (4)	20,000,000	11.78%
Common	Craig Steinke (5)	8,796,403	5.39%

(1)	Of these shares. 13,000,000 are represented by currently exercisable share purchase warrants.
(2)	Of these shares. 10,750,000 are represented by currently exercisable share purchase warrants.
(3)

Of these shares, 8,120,356 are common shares held by Mr. Telfer, including 2,970,045 that are currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement. 5,000,0000 are common shares held by the Fernwood Foundation, a charitable foundation over which Mr. Telfer has control and direction. 1,520,256 are represented by currently exercisable share purchase warrants and 2,500,000 are currently exercisable share purchase options held by Mr. Telfer, and 5,000,000 are currently exercisable share purchase warrants held by the Fernwood Foundation.

(4)	Of these shares. 10,000,000 are represented by currently exercisable share purchase warrants.
(5)

Of these shares, 5,229,737 are common shares, including 2,278,382 common shares currently in escrow and will be released in stages over time pursuant to the terms of the Escrow Agreement. 166,666 are represented by currently exercisable share purchase warrants and 3,300,000 are currently exercisable share purchase options. 25,000 common shares and 25,000 share purchase warrants are in the name of Nicolas Steinke, and 25,000 common shares and 25,000 share purchase warrants are in the name of Thomas Steinke, who are Mr. Steinke’s sons. Mr. Steinke exercises control over those securities.

Based upon 159,781,469 common shares outstanding as of March 31, 2016, and any share purchase warrants and Stock options held by each beneficial holder exercisable within sixty days as detailed in Table No. 11, “Stock Options Outstanding” below.

No shareholders of the Company have different voting rights from any other shareholder.

RELATED PARTY TRANSACTIONS

In fiscal 2015 ended December 31, 2015, the Company paid $12,000 (2014 - $12,205) for rent to Craig Steinke, Chief Executive Officer, and paid $272,184 (2014 - $169,650) for management fees to Reconnaissance Energy, a private company owned by Craig Steinke.

In fiscal 2015, the Company paid $120,000 (2014 - $40,000) to Fiore Management & Advisory Corp. for consulting fees. Gordon Keep, Director, is an officer of Fiore.

In fiscal 2015, the Company paid $Nil (2014 - $24,000; 2013 - $60,000) to Max Investments, a private company owned by Christopher Dyakowski, former president and CEO, for management fees.

In fiscal 2015, the Company paid Kenneth Phillippe, former Chief Financial Officer, $Nil (2014 - $18,000; 2013 - $18,000) for accounting fees.

Item 8.  Financial Information

The financial statements as required under ITEM #18 are attached hereto and found immediately following the text of this Annual Report.  The Report of Independent Registered Public Accounting Firm, Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, is included herein immediately preceding the financial statements and schedules.

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

Item 9.  Offer and Listing of Securities

As of December 31, 2015, the end of the Company's most recent fiscal year, the authorized capital of the Company consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.  There were 159,781,469 common shares issued and outstanding and no preferred shares issued and outstanding as of December 31, 2015.

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

Table No. 9 lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's common shares for:

•

each of the last six months ending March 31, 2016;

•

each of the last twelve fiscal quarters ending the three months ended March 31, 2016; and

•

each of the last three fiscal years ended December 31, 2015.

All share prices have been adjusted for a 1 new for 2 old share consolidation effective September 16, 2014.

Table No. 9

TSX Venture Exchange

Common Shares Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2016	$ 0.14	$ 0.09	$ 0.09
February 2016	0.15	0.09	0.09
January 2016	0.23	0.14	0.15
December 2015	0.36	0.18	0.23
November 2015	0.29	0.13	0.27
October 2015	0.14	0.10	0.14

Three Months Ended March 31, 2016	$ 0.23	$ 0.09	$ 0.09
Three Months Ended December 31, 2015	0.36	0.10	0.23
Three Months Ended September 30, 2015	0.23	0.10	0.10
Three Months Ended June 30, 2015	0.31	0.18	0.20

Three Months Ended March 31, 2015	$ 0.34	$ 0.21	$ 0.28
Three Months Ended December 31, 2014	0.48	0.22	0.28
Three Months Ended September 30, 2014	0.74	0.32	0.47
Three Months Ended June 30, 2014	0.28	0.20	0.26

Three Months Ended March 31, 2014	$ 0.34	$ 0.20	$ 0.28
Three Months Ended December 31, 2013	0.40	0.12	0.20
Three Months Ended September 30, 2013	0.40	0.24	0.24
Three Months Ended June 30, 2013	0.50	0.22	0.30

Fiscal Year Ended December 31, 2015	$ 0.36	$ 0.10	$ 0.23
Fiscal Year Ended December 31, 2014	0.74	0.20	0.28
Fiscal Year Ended December 31, 2013	0.60	0.12	0.20
Fiscal Year Ended December 31, 2012	0.89	0.20	0.30

Table No. 10a lists, as of March 31, 2015, share purchase warrants outstanding, the exercise price, and the expiration date of the share purchase warrants.

Table No. 10a

Share Purchase Warrants Outstanding

Number of Share Purchase Warrants Outstanding	Exercise Price/share	Expiration Date

19,166,666	$0.50	July 31, 2019
106,890,000	$0.20	October 6, 2020

The Company's warrants that expire on July 31, 2019 trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the trading symbol to “ROE.WT”. The CUSIP number is 75973C116. The warrants began trading on September 16, 2014.

Table No. 10b lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's July 31, 2019 warrants for:

•

each of the last six months ending March 31, 2016;

•

each of the last two fiscal quarters ending the three months ended March 31, 2016; and

•

the fiscal year ended December 31, 2015.

Table No. 10b

TSX Venture Exchange

July 31, 2019 Expiry Common Share Purchase Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2016	No Trades
February 2016	$ 0.04	$ 0.025	$ 0.025
January 2016	0.05	0.05	0.05
December 2015	0.07	0.03	0.03
November 2015	0.09	0.02	0.055
October 2015	0.04	0.04	0.04

Three Months Ended March 31, 2016	$ 0.05	$ 0.025	$ 0.025
Three Months Ended December 31, 2015	0.09	0.02	0.03
Three Months Ended September 30, 2015	0.08	0.08	0.08
Three Months Ended June 30, 2015	0.09	0.085	0.085

Three Months Ended March 31, 2015	$ 0.09	$ 0.09	$ 0.09
Three Months Ended December 31, 2014	0.085	0.085	0.085

Fiscal Year Ended December 31, 2015	$ 0.09	$ 0.02	$ 0.03
Fiscal Year Ended December 31, 2014	0.085	0.085	0.085

The Company's warrants that expire on October 6, 2020 trade on the TSX Venture Exchange in Vancouver, British Columbia, Canada, under the trading symbol to “ROE.WT.A”. The CUSIP number is 75973C124. The warrants began trading on February 8, 2016.

Table No. 10c lists the volume of trading and high, low and closing sale prices on the TSX Venture Exchange for the Company's October 6, 2020 warrants since the initiation of trading.

Table No. 10c

TSX Venture Exchange

October 6, 2020 Expiry Common Share Purchase Trading Activity

	- Sales-
	Canadian Dollars
Period	High	Low	Close

March 2016	0.04	0.035	0.035
February 2016	0.035	0.02	0.035

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

Value Escrow Agreement

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

The insiders with common shares subject to the value escrow agreement are as follows:

Name of Insider	Original Number of Shares Subject to Escrow	Current Number of Shares Remaining as of March 31, 2016

Ian Telfer	6,600,100	2,970,045
Craig Steinke	5,063,071	2,278,382
Total	11,663,171	5,248,427

A copy of this Value Escrow Agreement has been filed as an exhibit to this Form 20-F Annual Report.

Consideration Shares Escrow Agreement

Under consulting services agreements with consultants who agreed to join the Company’s technical team, the Company will issue 5,000,000 common shares to those consultants if certain performance milestones were met. The shares were placed into escrow on September 22, 2015.

The initial 1,175,000 common shares have been released from escrow and issued to the consultants as the first milestone of the Company qualifying for the Mature Fields petroleum blocks auction has been met. The remaining 3,825,000 common shares will be released from escrow when the Company completes the acquisition of a petroleum block under the auction, which is expected to occur around May 13, 2016. Under the escrow agreement, if the second condition is not met by September 30, 2016, the remaining escrow shares will be cancelled.

IPO Escrow Agreement

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

The Company has a “Rolling” Stock Option Plan (the "Plan") which is required to be approved by shareholders annually. The Plan was originally approved by shareholders at the Annual General and Special General Meeting of shareholders held on September 12, 2014 and was reapproved by shareholders at the Annual General Meeting held on December 8, 2015.

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

The names and titles of the Directors/Executive Officers of the Registrant to whom outstanding stock options have been granted and the numbers of common shares subject to such options are set forth in Table No. 11 as of March 31, 2016 and within 60 days, as well as the number of options granted to Directors and all employees as a group.

Table No. 11

Stock Options Outstanding

Name	Number of Options	Number of Options Currently Vested	CDN$ Exercise Price	Expiration Date

Craig Steinke	800,000 2,500,000	800,000 2,500,000	$0.30 $0.27	July 31, 2024 November 20, 2025

Harpreet Dhaliwal	Nil	Nil	-	-

Carmen Etchart	195,000 55,000 300,000	195,000 55,000 300,000	$0.25 $0.30 $0.27	April 13, 2017 July 31, 2024 November 20, 2025

Vadim Jivov	1,000,000	1,000,000	$0.27	January 15, 2026

Gordon Keep	500,000 1,500,000	500,000 1,500,000	$0.30 $0.27	July 31, 2024 November 20, 2025

Ian Telfer	500,000 2,000,000	500,000 2,000,000	$0.30 $0.27	July 31, 2024 November 20, 2025

Consultants and former Directors	200,000 250,000 400,000 250,000 751,000 200,000 400,000 25,000 4,150,000	200,000 250,000 400,000 250,000 751,000 200,000 400,000 16,000 4,150,000	$0.27 $0.30 $0.27 $0.30 $0.25 $0.25 $0.30 $0.30 $0.27	November 30, 2016 January 16, 2017 February 28, 2017 February 28, 2017 April 13, 2017 July 2, 2018 August 28, 2024 May 12, 2025 November 20, 2025

Total Officer and Directors	9,350,000	9,350,000

Total Consultants	6,626,000	6,626,000

Total of all holders	15,976,000	15,976,000

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

2.

Value Escrow Agreement dated September 3, 2014 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to Exchange Policy 5.4. A copy of this agreement has been filed as an exhibit to this Form 20-F Annual Report.

- 62 -

3.

Credit Agreement dated November 19, 2015 between the Company and Sprott Resource Lending Partnership. Under the Agreement, Sprott provided the Company with a US$20 million senior secured term loan facility which bears interest at 6.0% per year. The facility matures on February 29, 2016, which was later extended by mutual agreement to May 31, 2016. The Company also issued Sprott 738,000 common shares as a structuring fee for the senior loan facility. The loan facility is intended for the acquisition of certain PEMEX or government oil and gas assets in Mexico, and for no other purpose without the prior written consent of the lender. It is secured under a general security agreement over the assets of the Company. A copy of the Credit Agreement has been filed as an exhibit to the Company’s Form 6-K filed on November 30, 2015.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Company's securities, except as discussed in ITEM 10, “Taxation" below.

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

This summary is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (collectively, the "Tax Act" or “ITA”) and the Canada-United States Tax Convention (the “Tax Convention”) as at the date of the Annual Report and the current administrative practices of Canada Customs and Revenue Agency.  This summary does not take into account provincial income tax consequences.

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

We carried out an evaluation, under the supervision and with the participation of our management, including our Principal Executive Officer and our Principal Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) under the Securities and Exchange Act of 1934, as amended) as of December 31, 2015. The Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2015, were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Office and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

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

To evaluate the effectiveness of the Company’s internal control over financial reporting, Management has used the Internal Control - Integrated Framework (1992), which is a suitable, recognized control framework established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Management has assessed the effectiveness of the Company’s internal control over financial reporting and concluded that such internal control over financial reporting is effective as of December 31, 2015.

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

Item 16.  Reserved

Item 16A.  Audit Committee Financial Expert

The Company does not have an “audit committee financial expert” serving on its audit committee.  The Company’s Audit Committee consists of three independent directors, all of whom are both financially literate and very knowledgeable about the Company’s affairs.  Because the Company’s structure and operations are straightforward, the Company does not find it necessary at the current time to identify Board with a financial expert.

Item 16B.  Code of Ethics

The Company has adopted a new Code of Business Conduct and Ethics which sets forth legal and ethical standards of conduct for employees, officers, directors and consultants. The Code is intended to deter wrongdoing and to promote the conduct of all Company business in accordance with high standards of integrity and in compliance with all applicable laws and regulations.

A copy of the current Code of Business Conduct and Ethics has been filed as an exhibit to the Company’s Form 6-K filed on June 8, 2015.

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

Fees, including reimbursements for expenses, for professional services rendered by Deloitte LLP are included in Table No. 12a:

Table No. 12a Principal Accountant Fees and Services Deloitte LLP

Type of Service	Fiscal Year 2015	Fiscal Year 2014

Audit Fees	$ 45,000	$ 45,000
Audit Related Fees	59,016	39,750
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil
Total	$ 104,016	$ 84,750

Prior to the RTO with R2 Energy, San Antonio had a fiscal year-end of March 31 and its auditor was MNP LLP. Fees, including reimbursements for expenses, for professional services rendered by MNP LLP are included in Table No. 12b:

Table No. 12b Principal Accountant Fees and Services MNP LLP

Type of Service	Fiscal Year 2014

Audit Fees	$ 12,852
Audit Related Fees	Nil
Tax Fees	Nil
All Other Fees	Nil
Total	$ 12,852

Item 16D.  Exemptions from Listing Standards for Audit Committees

Not Applicable

Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.  Change in Registrant’s Certifying Accountant

San Antonio’s certifying accountant from inception through March 31, 2014 was MNP LLP. Upon completion of the Company’s RTO with R2 Energy, MNP LLP resigned as auditors at the request of the Company and Deloitte LLP ), Chartered Professional Accountants, Chartered Accountants, was appointed. Under the RTO, R2 is considered to be the acquirer for accounting purposes and is the parent company and Renaissance the subsidiary in the financial statements. Deloitte LLP was R2 Energy’s Independent Registered Public Accounting Firm and therefore continues as the Company’s Independent Registered Public Accounting Firm post-RTO.

There were no disagreements between the Company and the former auditors, and the accountant’s report on the financial statements for each of the two prior fiscal periods contained no adverse opinions or disclaimer of opinions. The Company did not consult with Deloitte LLP, Chartered Professional Accountants, Chartered Accountants, during the two fiscal years prior to the completion of the RTO and their engagement by Renaissance regarding the application of accounting principles to any specified transaction or any accounting, auditing or financial reporting issue, or any matter that was subject to a disagreement or reportable event.

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

Audited Financial Statements

Report of Independent Registered Public Accounting Firm of Deloitte LLP, dated April 25, 2016.

Statements of Financial Position at December 31, 2015 and 2014.

Statements of Operations and Comprehensive Loss for the years ended December 31, 2015 and 2014.

Statements of Cash Flows for the years ended December 31, 2015 and 2014.

Statements of Changes in Equity for the years ended December 31, 2015 and 2014.

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

g)

Articles and Bylaws dated September 12, 2014 (2)

2.

Instruments defining the rights of holders of the securities being registered

***See Exhibit Number 1***

3.

Voting Trust Agreements - N/A

4.

Material Contracts

1.

Property Acquisition Agreement between the Company and Richard Billingsley and Dwayne Kress dated September 27, 2010 for the acquisition of the Fame Property. (1)

2.

Value Escrow Agreement dated September 3, 2014 between the Company, Computershare Investor Services and the Undersigned Securityholders of the Company for the escrow and release of common shares pursuant to Exchange Policy 5.4. (2)

3.

Credit Agreement dated November 19, 2015 between the Company and Sprott Resource Lending Partnership for a US$20 million senior secured term loan facility secured under a general security agreement over the assets of the Company. (3)

5.

List of Foreign Patents - N/A

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

c)

Copy of Management Information Circular for the Annual General Meeting of Shareholders held on August 16, 2013. (1)

d)

Form of Proxy for the Annual General Meeting of Shareholders held on September 25, 2013. (1)

e)

Copy of Code of Ethics (1)

f)

Copy of Advance Notice Policy (1)

g)

Copy of 2014 Stock Option Plan (4)

h)  Letter from former auditor MNP LLP dated November 7, 2014. (5)

- 76 -

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

13.2

Certification of CFO Pursuant to the Sarbanes-Oxley Act, 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

(1)

Previously filed as exhibits to the Company’s Form 20-F Registration Statement

(2)

Previously filed as an exhibit to the Company’s fiscal 2014 Form 20-F Annual Report filed on April 30, 2015.

(3)

Previously filed as an exhibit to the Company’s Form 6-K filed on November 30, 2015.

(2)

Previously filed as an exhibit to the Company’s Form 6-K filed on November 4, 2014

(3)

Previously filed as an exhibit to the Company’s Form 6-K filed on December 2, 2014

CONSOLIDATED

FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2015 AND 2014

- 78 -

Deloitte LLP 700, 850 – 2nd Street S.W. Calgary AB T2P 0R8 Canada

Tel: (403) 267-1700 Fax: (587) 774-5379 www.deloitte.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Renaissance Oil Corp.:

We have audited the accompanying consolidated financial statements of Renaissance Oil Corp. and subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of loss and comprehensive loss, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2015 and December 31, 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which indicates that Renaissance Oil Corp. is pursuing exploration projects and contracts that, if successful, will require substantial additional financing. Renaissance Oil Corp. incurred a loss of $8.24 million during the year ended December 31, 2015 and had negative cash flows from operating activities of $4.31 million. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that raise substantial doubt about Renaissance Oil Corp.’s ability to continue as a going concern.

Chartered Professional Accountants, Chartered Accountants
April 26, 2016

Calgary, Canada

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	2015	2014

Assets
Current assets
Cash and cash equivalents		$9,330,223	$4,168,687
Restricted cash	5	28,130,053	-
Accounts receivable		407,288	68,948
Prepaid expenses		40,112	20,625
		37,907,676	4,258,260

Investment in associate	7	764,012	883,977
Equipment		4,097	4,200
Exploration and evaluation assets	8	-	434,619
Total assets		$38,675,785	$5,581,056

Liabilities
Current liabilities
Trade and other payables		$883,330	$486,066
Loan payable	6	27,613,580	-
		28,496,910	486,066
Equity
Share capital	9	16,579,367	8,793,371
Reserves	9	6,563,004	1,494,648
Cumulative translation adjustment		474,313	-
Deficit		(13,437,809)	(5,193,029)
Total equity		10,178,875	5,094,990
Total liabilities and equity		$38,675,785	$5,581,056

Nature of operations and going concern (Note 1)

Subsequent event (Notes 5, 9(c))

Approved by the Board of Directors:

“Craig Steinke”	Director

“Ian Telfer”	Director

The accompanying notes are an integral part of these consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Consolidated Statements of Loss and Comprehensive Loss

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

	Note	2015	2014

Expenses
Resource property evaluation		$3,090,178	$622,961
Share-based compensation	9(c)	2,205,509	251,313
Advisory and consulting	10	966,410	476,367
Professional fees		331,738	616,333
Marketing and travel		281,593	100,089
General and administrative		92,854	54,614
Regulatory and filing		33,291	24,619
Depreciation		2,082	1,747
		(7,003,655)	(2,148,043)

Other Items
Gain on loss of control of subsidiary		-	214,599
Equity loss on investment in associate	7	(119,965)	(94,414)
Finance income		33,654	15,680
Foreign exchange (loss) gain		(448,927)	27,932
Finance expense		(271,268)	-
Impairment of exploration and evaluation assets	8	(434,619)	-
		(1,241,125)	163,797

Net loss for the year		$(8,244,780)	$(1,984,246)

Other Comprehensive Income
Item that may be reclassified subsequently to net loss Translation adjustment		474,313	-
Comprehensive loss for the year		$(7,770,467)	$(1,984,246)

Basic and diluted loss per common share for the year		$(0.12)	$(0.06)

Weighted average number of common shares outstanding – basic and diluted		68,962,400	32,071,144

The accompanying notes are an integral part of these consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Consolidated Statements of Changes in Equity

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

		Common Shares			Translation		Total
	Note	Shares issued	Amount	Reserves	adjustment	Deficit	equity

At December 31, 2014		47,153,469	$8,793,371	$1,494,648	$-	$(5,193,029)	$5,094,990
Share-based compensation	9(c)	-	-	2,205,509	-	-	2,205,509
Shares issued for cash pursuant to private placement	9(b)	106,890,000	7,602,981	3,086,019	-	-	10,689,000
Share-based payments – financing costs	9(b)	738,000	132,840	-	-	-	132,840
Share-based payments for consultants	9(b)	5,000,000	600,000	-	-	-	600,000
Share issue costs	9(b)	-	(549,825)	(223,172)	-	-	(772,997)
Net loss		-	-	-	-	(8,244,780)	(8,244,780)
Translation adjustment		-	-	-	474,313	-	474,313
At December 31, 2015		159,781,469	$16,579,367	$6,563,004	$474,313	$(13,437,809)	$10,178,875

		Common Shares			Translation		Total
	Note	Shares issued	Amount	Reserves	adjustment	Deficit	equity

At December 31, 2013		21,949,554	$3,627,580	$110,549	$-	$(3,208,783)	$529,346
Share-based compensation	9(c)	-	-	251,313	-	-	251,313
Exchange of R2 shares for Renaissance shares	4	4,741,250	-	-	-	-	-
Value assigned upon amalgamation	4	-	410,466	-	-	-	410,466
Shares issued for cash pursuant to private placement	9(b)	19,166,666	4,565,575	1,184,425	-	-	5,750,000
Shares issued in settlement of amounts payable	9(b)	1,124,666	337,400	-	-	-	337,400
Shares issued as finders fees	9(b)	171,333	51,400	-	-	-	51,400
Share issue costs	9(b)	-	(199,050)	(51,639)	-	-	(250,689)
Net loss		-	-	-	-	(1,984,246)	(1,984,246)
At December 31, 2014		47,153,469	$8,793,371	$1,494,648	$-	$(5,193,029)	$5,094,990

The accompanying notes are an integral part of these consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Consolidated Statements of Cash Flows

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

	Note	2015	2014

Operating activities
Net loss		$(8,244,780)	$(1,984,246)
Adjusted for:
Depreciation		2,082	1,747
Share-based compensation	9(c)	2,205,509	251,313
Amortization of financing costs	6	66,420	-
Share-based payments for consultants	9(b)	600,000	-
Loss on investment in associate	7	119,965	94,414
Unrealized foreign exchange gain		454,207	-
Gain on loss of control of subsidiary		-	(214,599)
Impairment of exploration and evaluation assets	8	434,619	-
Changes in non-cash working capital items:
Accounts receivable		(282,303)	(48,674)
Prepaid expenses		(18,625)	(18,025)
Trade and other payables		348,292	357,881
Cash used in operating activities		(4,314,614)	(1,560,189)

Investing activities
Disposition of cash on loss of control of subsidiary	7	-	(11,192)
Acquisition of cash on reverse takeover transaction	4	-	18,557
Purchase of equipment		(1,979)	(3,572)
Changes in restricted cash balances		27,680,000	-
Cash provided by investing activities		27,678,021	3,793

Financing activities
Issuance of common shares, net of cash issuance costs	9(b)	9,916,003	5,550,711
Cash provided by financing activities		9,916,003	5,550,711

Effect of exchange rate changes on cash		12,179	(17,188)
Net increase in cash and cash equivalents and restricted cash		33,291,589	3,977,127
Cash and cash equivalents and restricted cash, beginning of year		4,168,687	191,560
Cash and cash equivalents and restricted cash, end of year		$37,460,276	$4,168,687

No interest or taxes were paid during the years ended December 31, 2015 or 2014.

The accompanying notes are an integral part of these consolidated financial statements

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

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

The Company has two legal subsidiaries: 100% owned R2 and 100% owned Renaissance Oil Corp. S.A. de C.V., which was incorporated in Mexico on December 15, 2014.  In addition, the Company has a 40% interest in Montero Energy Corporation S.L, a private company incorporated in Spain on December 26, 2011.

For accounting purposes, R2 is the acquirer of San Antonio as a result of the RTO in September 2014 and all information presented in these consolidated financial statements relates to the financial position, operations and results of R2 since its incorporation and the results of the RTO after September 3, 2014.

The registered office of the Company is 2200-885 West Georgia Street, Vancouver, British Columbia and the Company’s head office is located at 3123-595 Burrard Street, Vancouver, British Columbia. The Company’s focus is the acquisition, exploration and development of oil and gas properties. The Company has not generated revenues from operations and is currently looking to develop a diversified shale gas and shale oil land portfolio in Mexico, with its present principal focus being the investigation of gas and oil land prospects in Mexico.

These consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company had a net loss of $8,244,780 and a comprehensive loss of $7,770,467 and negative cash flows from operations of $4,314,614 for the year ended December 31, 2015, and had an accumulated deficit of $13,437,809 as at December 31, 2015. The Company’s ability to continue as a going concern is dependent on management’s ability to identify additional sources of capital and to raise sufficient resources in order to fund on-going operating expenses and the Company’s future acquisition plans. Although management has been successful raising capital in the past, there is no assurance these initiatives will be successful in the future. These conditions indicate the existence of material uncertainties that may cast significant doubt regarding the applicability of the going concern assumption. These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. These adjustments could be material.

These consolidated financial statements were authorized for issue by the Company’s Board of Directors on April 25, 2016.

2.

BASIS OF PRESENTATION

(a)

Statement of Compliance

The Company prepares its annual consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

2.

BASIS OF PRESENTATION (continued)

(b)

Basis of measurement

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting.

(c)

Significant accounting judgments and estimates

Estimates and judgements are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Critical Judgments

Going Concern

The preparation of these consolidated financial statements requires management to make judgments regarding the going concern assumption for the Company as discussed in Note 1.

Reverse Takeover

As disclosed in Note 4, San Antonio completed a RTO of R2 Energy in 2014. The RTO required management to make judgements regarding the accounting acquirer and accounting acquiree.

Investment in Associate

As disclosed in Note 7, the Company disposed of its controlling interest in Montero Energy Corporation S.L. (“Montero”). This disposition required management to make judgement regarding whether the Company retains significant influence in Montero.

Functional Currency

The functional currency of each of the Company’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Canadian dollar and the functional currency of the Company is the Canadian dollar except for Renaissance Oil Corp. S.A. de C.V., which has a functional currency of United States dollars.

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

Years ended December 31, 2015 and 2014

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

Impairment

The estimate of the recoverable amounts of the Company’s long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amounts and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amounts or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets. The estimate of the recoverable amount of the Company’s investment in long lived assets, including its investment in Montero and its exploration and evaluation assets requires estimates of the amount and timing of future cash flows as well as the discount rate applicable to these cash flows. Changes in the amount or timing of these cash flows would impact the recoverable amounts of the Company’s investment in Montero and its exploration and evaluation assets. During the year ended December 31, 2015, the Company determined expenditures on further exploration and evaluation of mineral resources on the Fame Property was not budgeted nor planned in the foreseeable future and as such recognized an impairment of $434,619 in the consolidated statement of loss and comprehensive loss.

Share-based compensation

Management is required to make certain estimates when determining the fair value of stock option awards, and the number of awards that are expected to vest. These estimates affect the amount recognized as share-based compensation in the consolidated statement of loss and comprehensive loss. For the year ended December 31, 2015, the Company recognized $2,205,509 in share-based compensation expense (2014: $251,313).

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

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c)

Restricted Cash

Cash and cash equivalents unavailable for use by the Company or its subsidiaries due to certain restrictions that may be in place are classified as restricted cash.

(d)

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation begins when the asset is put into service and is calculated annually using the straight line method over 3 years. The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amount of the respective asset. When assets are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the balance, and any resulting gain or loss is reflected in the statement of loss and comprehensive loss.

(e)

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal right to explore are expensed as incurred. Once the legal right to explore has been acquired, exploration and evaluation expenditures are charged to profit or loss as incurred, unless future economic benefit is expected to be realized. The Company capitalizes the costs of acquiring, maintaining its interest in, exploring and evaluating oil and gas and mineral properties until such time as the lease expires, it is abandoned, sold or considered impaired in value. Indirect administrative costs are expensed as incurred. Exploration and evaluation properties are not amortized during the exploration and evaluation stage. At each reporting date the carrying amounts of the Company’s exploration and evaluation assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. The E&E phase of a particular project is completed when both the technical feasibility and commercial viability of extracting oil or gas are demonstrable for the project or there is no prospect of a positive outcome for the project. E&E assets with commercial reserves will be reclassified to development and production assets and the carrying amounts will be assessed for impairment and adjusted (if appropriate) to their estimated recoverable amounts.  If commercial reserves are not discovered or the project is abandoned, the E&E asset is written off to exploration expenses in the statement of loss and comprehensive loss.

(f)

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

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable. Cash and cash equivalents, restricted cash, and accounts receivable are classified as loans and receivables. Trade and other payables and loan payable are classified as other financial liabilities.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g)

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

(h)

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

(i)

Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares are recognized as a deduction from equity. The Company issues equity-settled stock options to its employees, directors and consultants and follows the fair value method of accounting. A Black-Scholes option-pricing model is used to determine the fair value of the award at the time the options are granted.  The related expense is charged to the consolidated statement of loss and comprehensive loss with a corresponding increase in equity as equity reserves over the vesting term. Consideration received on the exercise of an option is credited to share capital, along with the related share-based compensation previously recognized in equity reserves.

(j)

Foreign Exchange

The consolidated financial statements are presented in Canadian dollars, which is currently the Company’s reporting currency. Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the transaction date. At each period end, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate prevailing at the period end date. All differences are recognized in net earnings. Non-monetary assets, liabilities and transactions denominated in a foreign currency and measured at historical cost are translated at the exchange rate in effect at the transaction date. Non-monetary items measured at fair value are translated using the exchange rates at the date when the fair value was determined. For the purpose of consolidation, assets and liabilities of foreign subsidiaries are translated from their functional currency to Canadian dollars using the exchange rate prevailing at the period end date. The statements of loss and comprehensive loss and cash flows are translated using the average exchange rates for the period. Foreign exchange differences resulting from such transactions are recorded in equity as cumulative translation adjustment.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

3.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k)

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

(l)

Future Accounting Standards and Amendments Effective After December 31, 2015

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

Revenue

The IASB issued IFRS 15 "Revenue from Contracts with Customers", which replaces IAS 18 "Revenue", IAS 11 "Construction Contracts", and related interpretations. The standard is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018, with earlier adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

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

Leases

In January 2016, the IASB issued IFRS 16 "Leases", which replaces IAS 17 Leases. IFRS 16 applies to lessees, requiring the recognition of assets and liabilities for most leases and eliminates the distinction between operating and financing leases. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if IFRS 15 has also been applied. The Company will assess the effect of this future pronouncement on its financial statements.

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

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

4.

REVERSE TAKEOVER BUSINESS COMBINATION (continued)

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

Had the RTO occurred on January 1, 2014, the loss for the year ended December 31, 2014, would have been $2,147,198.

5.

RESTRICTED CASH

On November 19, 2015, the Company entered into a credit agreement with Sprott Resource Lending Partnership (the "Lender"), pursuant to which the Company has been provided with a US$20,000,000 senior secured term loan facility (the "Facility"). In consideration for the structuring and syndication of the Facility, the Company issued an aggregate of 738,000 common shares (the "Bonus Shares") (Note 9(b)). The Facility matures on May 31, 2016, and bears interest at a rate of 6.0% per annum.

Restricted cash of $28,130,053 is comprised of a senior secured term loan facility of $27,680,000 (US$20,000,000) held in escrow until satisfactory release conditions are met. In addition, $450,053 (US$325,000) is held in deposits to satisfy issued standby letters of credit.

Subsequent to December 31, 2015, the maturity date of the Facility was extended from February 29, 2016, to May 31, 2016, at a cost of US$100,000.

6.

LOAN PAYABLE

	Balance December 31, 2015	Balance December 31, 2014

Term loan facility (Note 5)	$27,680,000	$-
Deferred financing costs	(66,420)	-
Total loan payable	$27,613,580	$-

As at December 31, 2015, loan payable of $27,613,580 (2014: nil) was outstanding with respect to the Facility (Note 5). As at December 31, 2015, accrued interest, at 6.0% per annum, on the Facility of $204,848 (2014: nil) was included in trade and other payables in the consolidated statement of financial position.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

7.

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

Montero’s functional and reporting currency is the Euro.

The following table summarizes the carrying values of the assets and liabilities on April 4, 2014 and the gain resulting from the loss of control of Montero:

April 4, 2014
ASSETS	$
Cash	11,192
Accounts receivable	17,331
Restricted cash	747,318
Fixed assets	-
Total assets	775,841

Accounts payable	12,049
Total liabilities	(12,049)

Net assets derecognized	763,792

Net assets derecognized	(763,792)
Investment in Montero (a)	978,391
Gain (loss) on loss of control of subsidiary	214,599

a)

On April 4, 2014, the Company recorded its investment in Montero at its fair value of $978,391, being 40% of the net assets of Montero, as fair value approximates the carrying value because of the nature of the assets and liabilities.

The following table summarizes the change in investment in associate for the year ended December 31, 2015:

Balance, April 4, 2014	$978,391
Equity loss in associate	(94,414)
Balance, December 31, 2014	$883,977
Equity loss in associate	(119,965)
Balance, December 31, 2015	$764,012

Summary of financial information of Montero (on a 100% basis):

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

7.

INVESTMENT IN ASSOCIATE (continued)

	December 31, 2014	December 31, 2015
ASSETS	$	$
Cash	1,310,379	1,548,584
Accounts receivable	35,347	23,955
Restricted cash	699,390	306,916
Fixed assets	-	2,066
Total assets	2,045,116	1,881,522

Accounts payable	16,481	27,289
Total liabilities	(16,481)	(27,289)

	December 31, 2014	December 31, 2015
	$	$
Operating expenses	284,250	299,523
Depreciation	-	390
Finance income	(6,704)	-
Loss and comprehensive loss	277,546	299,913

8.

EXPLORATION AND EVALUATION ASSETS

Fame Property, Clinton, British Columbia

Pursuant to an option agreement dated September 27, 2010, the Company holds an undivided 100% interest in eleven mineral claims situated in Clinton B.C and is not subject to any royalties, back-in rights, payments or other agreements or encumbrances.

During the year ended December 31, 2015, the Company determined expenditures on further exploration and evaluation of mineral resources on the Fame Property was not budgeted nor planned in the foreseeable future and as such recognized an impairment for the full value of $434,619 in the consolidated statement of loss and comprehensive loss.

9.

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

(a)

Authorized

Unlimited number of common shares with no par value

Unlimited number of preferred shares with no par value

(b)

Issued and fully paid common shares

As at December 31, 2015, there were 159,781,469 common shares issued and outstanding.

During the year ended December 31, 2015, the Company closed a private placement of 106,890,000 units at a price of $0.10 per unit for gross proceeds of $10,689,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each common share purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 until October 6, 2020 (Note 9(d)).

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

9.

EQUITY

(b)

Issued and fully paid common shares (continued)

Cash transaction costs of $772,997 were incurred as share issue costs in relation to the private placement, of which $549,825 and $223,172 were deducted from share capital and reserves respectively, based on the pro rata allocation of the fair value on issuance of the units to share capital and reserves.

During the year ended December 31, 2015, the Company issued the Bonus Shares (Note 5). The Bonus Shares were valued at $0.18, for total valuation of $132,840.

During the year ended December 31, 2015, the Company issued 5,000,000 common shares to consultants of the Company (the “Consideration Shares”).

The release of the Consideration Shares are subject to the Company achieving certain performance milestones, and to escrow and anti-dilution provisions. The Company has deemed it likely that the performance milestones will be met and have therefore recognized the full expense of the Consideration shares during the current year. The Consideration shares were valued at the date of the agreement, September 22, 2015, for total valuation of $600,000.

During the year ended December 31, 2014, the Company closed a private placement of 19,166,666 units at a price of $0.30 per unit for gross proceeds of $5,750,000. Each unit consists of one common share of the Company and one common share purchase warrant. Each common share purchase war  rant entitles the holder to acquire one common share of the Company at an exercise price of $0.50 until July 31, 2019 (Note 9(d)). Cash transaction costs of $199,289 were incurred as share issue costs and 171,333 common shares with a deemed value of $0.30 per share were issued as finders fees in relation to the private placement.

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

A summary of changes in share options is presented below:

	Outstanding	Weighted average exercise price
Balance, December 31, 2013	1,146,000	$0.25
Granted	2,755,000	0.30
Balance, December 31, 2014	3,901,000	0.28
Granted	11,075,000	0.27
Balance, December 31, 2015	14,976,000	$0.27

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

9.

EQUITY (continued)

(c)

 Share options (continued)

During the year ended December 31, 2015, 25,000 share options were granted to consultants of the Company with an exercise price of $0.30, exercisable until May 12, 2025, and vesting over a period of one year beginning on May 12, 2015. Using the Black-Scholes option pricing model, the grant date fair value was $3,077, or $.12 per option.

During the year ended December 31, 2015, 11,050,000 share options were granted to directors, officers, and consultants of the Company with an exercise price of $0.27, exercisable until November 20, 2025. Using the Black-Scholes option pricing model, the grant date fair value was $2,116,184, or $.19 per option.

During the year ended December 31, 2014, 2,755,000 share options were granted to directors and officers of the Company with an exercise price of $0.30, 2,355,000 exercisable until July 31, 2024, vesting over a period of one year beginning July 31, 2014 and 400,000 exercisable until August 28, 2024, vesting over a period of one year beginning August 28, 2014. Using the Black-Scholes option pricing model, the grant date fair value was $494,000, or $0.18 per option.

The following assumptions were used for the Black-Scholes valuation of the share options granted during the years ended December 31, 2015 and 2014:

	2015	2014

Risk-free interest rate	1.43% - 1.98%	1.75% - 1.90%
Expected life	6 – 10 years	6 years
Annualized volatility	65.00%	65.00%
Forfeiture rate	0.00%	1.00%
Dividend rate	0.00%	0.00%

During the year ended December 31, 2015, share-based compensation of $2,205,509 (2014: $251,313) was recorded.

Share options outstanding as at December 31, 2015, are as follows:

Outstanding	Exercisable	Weighted average exercise price	Expiry date	Weighted average remaining contractual life (years)

946,000	946,000	$0.25	April 13, 2017	1.3
200,000	200,000	0.25	July 2, 2018	2.5
2,355,000	2,355,000	0.30	July 31, 2024	8.6
400,000	400,000	0.30	August 28, 2024	8.7
25,000	16,666	0.30	May 12, 2025	9.4
11,050,000	11,050,000	0.27	November 20, 2025	9.9
14,976,000	14,967,666	$0.27		9.0

Subsequent to December 31, 2015, 1,000,000 share options were granted to a director of the Company with an exercise price of $0.27, exercisable until January 15, 2026.

(d)

Warrants

During the year ended December 31, 2015, the Company issued 106,890,000 common share purchase warrants in connection with the private placement (Note 9(b)).  Each common share purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.20 until October 6, 2020.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

9.

EQUITY (continued)

(d)

Warrants (continued)

During the year ended December 31, 2014, 19,166,666 common share purchase warrants were issued pursuant to the private placement (Note 9(b)). Each common share purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of $0.50 until July 31, 2019.

The warrants have been valued using the Black-Scholes pricing model, with a gross amount of $1,184,425 included in reserves based on the relative fair values of the shares and warrants issued.

The following assumptions were used for the Black-Scholes valuation of the warrants issued during the years ended December 31, 2015 and 2014:

	2015	2014

Risk-free interest rate	1.18%	1.14%
Expected life	5 years	5 years
Annualized volatility	65.00%	65.00%
Forfeiture rate	0.00%	0.00%
Dividend rate	0.00%	0.00%

A summary of changes in share purchase warrants is presented below:

	Number of warrants	Weighted average exercise price
Balance, December 31, 2013	-	$-
Issued	19,166,666	0.50
Balance, December 31, 2014	19,166,666	0.50
Issued	106,890,000	0.20
Balance, December 31, 2015	126,056,666	$0.25

 The following table summarizes information about the warrants outstanding and exercisable at December 31, 2015:

Warrants outstanding & exercisable	Weighted average exercise price	Expiry Date	Weighted average remaining contractual life (years)

19,166,666	$0.50	July 31, 2019	3.6
106,890,000	0.20	October 6, 2020	4.8
126,056,666	$0.25		4.6

10.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its key management personnel, directors and entities which are directly or indirectly, controlled by, or significantly influenced by key management personnel or directors.  During the normal course of operations, the Company enters into transactions with related parties for goods and services which are measured at the exchange amount, which is the amount of consideration established and agreed by the parties.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

10.

RELATED PARTY TRANSACTIONS (continued)

During the year ended December 31, 2015, the Company incurred management fees and rent of $284,184 (2014: $182,155) payable to the Chief Executive Officer of the Company and a company controlled by the Chief Executive Officer of the Company. As at December 31, 2015, $12,109 (2014: $12,244) was due to this company and the Chief Executive Officer of the Company, and is included in trade and other payables in the statement of financial position.

During the year ended December 31, 2015, consulting fees of $120,000 (2014: $40,000) were paid to a company of which a director of the Company is an officer.

The key management personnel of the Company are comprised of executives of the Company and members of its board of directors. Key management personnel compensation for the year ended December 31, 2015, including share-based compensation, was $1,773,812 (2014: $207,810).

These transactions occurred in the normal course of business operations and are for management services and office rent provided to the Company which are measured at fair value.

11.

COMMITMENTS AND CONTINGENCIES

As at December 31, 2015, the Company had no commitments or contingencies.

12.

FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable.

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

In assigning financial instruments to the appropriate levels, the Company performs detailed analysis. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. The level within which the fair value measurement is categorized is based on the lowest-level input that is significant to the fair value measurement in its entirety. As none of the Company’s financial instruments are held at fair value, categorization into the fair value hierarchy has not been provided. Cash and cash equivalents, restricted cash, accounts receivable, trade and other payables and loan payable are held at amortized cost which approximates fair value due to the short-term nature of these instruments.

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

12.

FINANCIAL INSTRUMENTS (continued)

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

Credit risk arises from the potential for non-performance by counterparties of contractual financial obligations.  The Company’s exposure to credit risk includes cash and accounts receivable. The Company reduces its credit risk on cash and cash equivalents by maintaining its bank accounts at large international financial institutions. Accounts receivable consists mainly of amounts due from the Canadian and Mexican governments relating to input tax credits. As such, Management has concluded that the Company has no significant credit risk. The maximum exposure to credit risk is equal to the carrying value of the financial assets. No amounts are past due and no allowance for doubtful accounts have been recorded by the Company.

Liquidity Risk

Cash and cash equivalents is held in bank accounts and is available on demand. Accounts receivable consists mainly of amounts due from the Canadian and Mexican governments. At December 31, 2015, the Company has cash and cash equivalents and restricted cash of $37,460,276 to settle current liabilities of $28,496,910 and had working capital of $9,410,766.

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

Currency Risk

The Company’s reporting currency is the Canadian dollar and major purchases are transacted in Canadian and US dollars. The Company funds certain operations, exploration and administrative expenses in Mexico on a cash call basis using US dollar currency converted from its Canadian dollar bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada, and US dollar and Mexican peso bank accounts in Mexico. The Company is subject to gains and losses from fluctuations in the US dollar and Mexican peso against the Canadian dollar.

13.

SEGMENT INFORMATION

The Company operates in 3 segments, being Canada, Spain and Mexico. Geographic segmentation is as follows:

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

13.

SEGMENT INFORMATION (continued)

December 31, 2015	Canada	Spain	Mexico	Total
Total assets
Cash and cash equivalents	9,311,805	-	18,418	9,330,223
Restricted cash	27,680,000	-	450,053	28,130,053
Accounts receivable	39,139	-	368,149	407,288
Prepaid expenses	40,112	-	-	40,112
Investment in associate	-	764,012	-	764,012
Equipment	4,097	-	-	4,097
Exploration and evaluation assets	-	-	-	-
Total Liabilities
Trade and other payables	(611,031)	-	(272,299)	(883,330)
Loan payable	(27,613,580)	-	-	(27,613,580)
	8,850,542	764,012	564,321	10,178,875

December 31, 2014	Canada	Spain	Mexico	Total
Total assets
Cash and cash equivalents	4,168,687	-	-	4,168,687
Accounts receivable	68,948	-	-	68,948
Prepaid expenses	20,625	-	-	20,625
Investment in associate	-	883,977	-	883,977
Equipment	4,200	-	-	4,200
Exploration and evaluation assets	434,619	-	-	434,619
Total Liabilities
Trade and other payables	(486,066)	-	-	(486,066)
	4,211,013	883,977	-	5,094,990

	Canada	Spain	Mexico	Total
Year ended December 31, 2015
Operating expenses	4,476,697	-	2,526,958	7,003,655
Equity loss on investment in associate	119,965	-	-	119,965
Finance income	(33,654)	-	-	(33,654)
Foreign exchange loss	15,788	-	433,138	448,927
Finance expense	271,268	-	-	271,268
Impairment of exploration and evaluation assets	434,619	-	-	434,619
Net loss for the year	5,284,683	-	2,960,097	8,244,780
Capital asset expenditures	-	-	-	-

	Canada	Spain	Mexico	Total
Year ended December 31, 2014
Operating expenses	2,148,043	-	-	2,148,043
Gain on loss of control of subsidiary	(214,599)	-	-	(214,599)
Equity loss on investment in associate	94,414	-	-	94,414
Finance income	(15,680)	-	-	(15,680)
Foreign exchange gain	(27,932)	-	-	(27,932)
Net loss for the year	1,984,246	-	-	1,984,246
Capital asset expenditures	-	-	-	-

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

14.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the loss before income taxes due to the following:

	2015	2014
Loss before income taxes	$5,285,000	$1,984,000
Federal and provincial statutory tax rates	26.00%	26.00%
Expected income tax recovery	(1,374,000)	(516,000)
Non-deductible expenses and other permanent differences	705,000	139,000
Non-taxable portion of gain	-	(28,000)
Losses for which no tax benefit has been recorded	669,000	405,000
Foreign exchange translation differences	-	-
Difference in foreign tax rates	-	-
Income tax recovery	$-	$-

At December 31, 2015, the significant components of the Company’s temporary differences, unused tax credits, and unused tax losses that have not been recognized on the statement of financial position are as follows:

	2015	2014
	$	$
Non-capital losses	1,677,000	940,000
Share issue costs	204,000	59,000
Investment in associate	-	202,000
Exploration Assets	55,000	(58,000)
Other	1,000	2,000

At December 31, 2015, the Company had Canadian tax losses with a tax benefit of $1,677,361 (2014: $939,630) which are not recognized as deferred tax assets. The Company recognizes the benefit of tax losses only to the extent of anticipated future taxable income that can be reduced by the tax losses. The gross amount of the Canadian tax losses for which a tax benefit has not been recorded expire as follows:

2029	$29,000
2030	935,000
2031	872,000
2032	187,000
2033	583,000
2034	1,118,000
2035	2,728,000
$6,452,000

15.

CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the acquisition, exploration and development of exploration and evaluation assets, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  In the management of capital, the Company includes the components of equity which, at December 31, 2015, totaled $10,178,875 (2014: $5,094,990).

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

Renaissance Oil Corp.

(formerly San Antonio Ventures Inc.)

Notes to the Consolidated Financial Statements

Years ended December 31, 2015 and 2014

(Expressed in Canadian dollars)

16.

COMPARATIVE FIGURES

Certain comparative data have been reclassified to conform with the presentation of the current year. The Company has grouped together the comparative balances for certain expenses on the statement of operations. There is no net impact on the financial position, net loss, cash flows or loss per share in 2014 as a result of these reclassifications.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Renaissance Oil Corp.

Registrant

Dated: April 28, 2016	Signed: /s/ “Craig Steinke”
Craig Steinke, Chief Executive Officer

